



ERIE INDEMNITY COMPANY

# ANNUAL REPORT
## In Motion

# Table of Contents



At Erie Indemnity Company, we provide sales, underwriting and policy issuance services as the attorney-in-fact for the Erie Insurance Exchange, a reciprocal insurance exchange. We are also engaged in the property/casualty insurance business through three wholly-owned insurance subsidiaries and have a common stock interest in Erie Family Life, an affiliated life insurance company. The Exchange, the Company and their subsidiaries and affiliates operate collectively under the name Erie Insurance Group. ERIE seeks to insure standard and preferred risks in property and casualty markets, primarily private passenger automobile, homeowners and small commercial lines, including workers' compensation business.

Based in Erie, Pa., since 1925, ERIE is represented in 11 midwestern, mid-Atlantic and southeastern states and the District of Columbia by nearly 1,800 independent insurance agencies. The Company is staffed by more than 4,300 employees at its home office and 23 field offices.

# Financial Highlights

(amounts in thousands, except per share data)

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| **For the years ended December 31** | | | |
| Total operating revenue | **$ 1,133,982** | $ 1,124,950 | $ 1,123,144 |
| Total operating expenses | **934,204** | 900,731 | 884,916 |
| Total investment income—unaffiliated | **99,021** | 115,237 | 88,119 |
| Provision for income taxes | **99,055** | 111,733 | 105,140 |
| Equity in earnings of Erie Family Life Insurance, net of tax | **4,281** | 3,381 | 5,206 |
| Net income | **204,025** | 231,104 | 226,413 |
| Net income *per share*-diluted | **$ 3.13** | $ 3.34 | $ 3.21 |
| Book value per share—Class A common and equivalent B shares | **18.17** | 18.81 | 18.14 |
| Cash dividends declared: | | | |
| Class A | **1.480** | 1.335 | 0.970 |
| Class B | **222.00** | 200.25 | 145.50 |
| **Financial ratio** | | | |
| Effective management fee rate | **24.75%** | 23.75% | 23.74% |
| Gross margin from management operations | **19.2** | 21.8 | 25.1 |
| GAAP combined ratio | **93.7** | 93.1 | 102.1 |
| GAAP combined ratio excluding direct catastrophe losses | **89.7** | 92.6 | 100.2 |
| **At year-end December 31** | | | |
| Total investments | **$ 1,380,219** | $ 1,452,431 | $ 1,371,442 |
| Total assets | **3,039,361** | 3,101,261 | 2,982,804 |
| Shareholders' equity (1) | **1,161,848** | 1,278,602 | 1,266,881 |
| Shares repurchased | **4,010** | 1,890 | 1,145 |
| Weighted average Class A common and equivalent shares | **65,257** | 69,294 | 70,492 |

(1) Shareholders' equity decreased by $21.1 million, net of taxes, at December 31, 2006, as a result of initially applying the recognition provisions of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans."


$3.21
$3.34
$3.13
Net income
per share diluted
2004
2005
2006


$18.14
$18.81
$18.17
Book value
per share
2004
2005
2006


$0.970
$1.335
$1.480
Class A
common stock
dividends declared
per share
2004
2005
2006

# To Our Shareholders

*Simply the best insurer, wherever we do business.*

That statement succinctly conveys the vision of ERIE's Regional Gem strategy. And it drives us to uphold our reputation of excellence and unmatched personalized service. In short, ERIE agents and employees working to be the best honors our legacy, assures our future and inspires us in our daily work.

In 2006, we approached every aspect of our business with that clear goal—to be simply the best. In today's competitive environment that means never standing still—and never being satisfied. In 2005, we unveiled our Regional Gem strategy aimed at sustaining long-term profitability and steady growth for our Property and Casualty Group lines of business and deeper penetration of life and annuity sales into our core customer base. That strategy also focuses on delivering steady, long-term value to you, Erie Indemnity Company shareholders. This year, we shifted the plan into motion, achieving tangible results in our four targeted disciplines:

- Further developing the Company's capabilities, including the use of technology.
- Expanding our products and services.
- Strengthening and expanding our independent agent network.
- Excelling at job performance at all levels.



Jeffrey A. Ludrof, CPCU, AIC, CIC, LUTCF
President and Chief Executive Officer

**"In 2005, we set our Regional Gem strategy in place to be simply the best insurer wherever we do business. In 2006, we shifted the plan into motion."**

We're ambitious, but also disciplined. Our execution of the Regional Gem strategy is aligned with the core strengths of our business—providing superior personalized service at the lowest possible cost while delivering consistent returns for Erie Indemnity Company investors.

And our focus on strategic direction is balanced with strong emphasis on maintaining underwriting discipline, generating growth and managing operating expenses.

## ERIE's 2006 Executive Officers



**Philip A. Garcia,** CPA, FLMI, ACS
Executive Vice President and Chief Financial Officer



**Jan R. Van Gorder, Esq.**
Senior Executive Vice President, Secretary and General Counsel



**Thomas B. Morgan,** CIC, AIS
Executive Vice President, Insurance Operations



**Michael J. Krahe, Ph.D.**
Executive Vice President, Human Development and Leadership

**Douglas F. Ziegler**
Senior Vice President, Treasurer and Chief Investment Officer





**John J. Brinling Jr.,** CFCU
Executive Vice President, Erie Family Life

ERIE employees and agents have embraced our vision and understand their vital roles in achieving our goals. They also understand something else—while times and technology change, we're still in the relationship business. Our company's success is built on the passion and compassion of members of the ERIE family. I first learned that lesson more than two decades ago as I knocked on front doors of ERIE policyholders as an entry-level claims adjuster. That commitment continues to guide every decision I make.

## "While times and technology change, we're still in the relationship business. Our Company's success is built on the passion and compassion of members of the ERIE family."

# Crunching the numbers

The year 2006 proved to be one of opportunity and challenge from a financial perspective for the insurance industry, and Erie Insurance was no exception.

Sluggish top-line growth impacted the industry as a whole. The emerging soft market presented an undercurrent that slowed premium growth for ERIE and other insurers, while our property/casualty underwriting operations experienced excellent profitability along with the rest of the industry. In fact, low industry-wide catastrophe losses and other factors contributed to the best industry underwriting results in 70 years.

The softening pricing created a favorable climate for consumers, many of whom were not highly motivated to shop. But it put pressure on the growth of direct written premium of ERIE's Property and Casualty Group, which ultimately affected the revenue the Indemnity Company earns from managing the Erie Insurance Exchange.

While earnings and direct written premium declined, we made strategic pricing decisions in 2006, which we believe will result in accelerated premium growth when the cyclical market hardens. These rate adjustments, combined with our continued focus on retention and generating quality new business, helped move ERIE's total policies in force ahead compared to year-end 2005. Among other results:

- Net income in 2006 totaled $204.0 million, a decrease of 11.7 percent from 2005.
- Net income per share decreased by 6.3 percent to $3.13 per share, compared to $3.34 for 2005.

Management fee revenue, the principal source of income for Erie Indemnity, increased slightly in 2006 by 0.3 percent to $942.8 million due to lower direct written premium revenue of the Property and Casualty Group.

The impact of lower premium was offset somewhat by an increase in the management fee rate to 24.75 percent in 2006 from 23.75 percent in 2005. Effective Jan. 1, 2007, the Board of Directors increased the management fee rate charged to the Erie Insurance Exchange from 24.75 percent to 25.0 percent, the maximum fee rate permissible.

In 2006, we made a concerted effort to balance our need to be competitive and enhance production with our desire to control expenses. In March, we initiated a cost management effort to hold down non-commission expenses, particularly in light of our revenue growth. For the year, those non-commission expenses increased 9.2 percent for the Indemnity Company above 2005 levels.



**50,000**

Approximate number of policyholders opting for the new identity recovery coverage introduced mid-year.

### strategic focus

The corporate-wide launch of ERIE's Regional Gem strategy early in the year engaged employees from North Carolina to Wisconsin.



### true blue in action

Agent Jim Ward provides hot meals to recovery workers after tornadoes ripped through Illinois in mid-March. With no power or electricity, Jim served policyholders and workers for two days after the storm. Listen to his service story at www.erieinsurance.com/AboutUs/True Blue Video.

## faster follow-up

*CommercialConnection* rolls out to agents making it quicker and easier to process commercial business—including nearly 3,500 quotes and applications since its April launch.

## 100%

Spike in sales of ERIE's new identity recovery endorsement after promotion in our policyholder magazine.


Drivers Vehicles Quote
Quick quote for auto

## quick click

New online feature, Quick Quote for Auto, begins delivering quotes to prospects—and prospects to Agents—in mid-November.

Our low cost of operations has long been a competitive advantage for us and central to our ability to remain competitive within our business model of selling insurance through independent agents. Based on data published by A.M. Best, from 2001 to 2005, when compared to major national carriers, ERIE has consistently maintained one of the lowest operating expense ratios. We will continue to look for ways to manage costs to create a more effective and efficient organization.

We continued to focus on disciplined underwriting, with the Property and Casualty Group earning an 89.4 adjusted statutory combined ratio and a 93.5 reported statutory combined ratio for the year. The GAAP combined ratio for the Indemnity Company was 93.7, generating underwriting gains of $13.4 million at year's end.




"As we move into 2007, we will maintain our disciplined approach in managing rates, while continuing to balance growth and underwriting profitability."


P
PERSONALIZED SERVICE
R
RELATIONSHIPS
VALUE
F
FINANCIAL STRENGTH

Solid underwriting results also bolstered the policyholder surplus of the Exchange to a record high $4.1 billion—and those results created the environment in which we could make competitive rate changes to help improve growth of policies in force. The Property and Casualty Group saw a 1.0 percent growth in policies in force and retention improved nearly a full point to 89.5.

Our underwriting discipline and financial strength were reaffirmed by A.M. Best Company, which again awarded an A+ (Superior) rating for the Property and Casualty companies of ERIE.

Results from investment operations in 2006 recorded income of $103.6 million, compared to $118.9 million in 2005. Increased activity in 2006 of our stock repurchase program lowered the cash available for other investments. The previous stock repurchase program allowed us to repurchase up to $250 million of our Class A nonvoting common stock from January 1, 2004 through December 31, 2006. On February 21, 2006, our Board of Directors approved a continuation of the current stock program, authorizing us to repurchase an additional $250 million of our Class A common stock through December 31, 2009, a reflection of the Company's strong capitalization.

In 2006, the Company repurchased 4.0 million shares at a cost of $217.4 million. The Company has approximately $130 million in outstanding repurchase authority remaining under the plan as of December 31, 2006.

Further affirming the positive financial position of the Company, the Board of Directors in December increased the regular quarterly dividend from $0.36 to $0.40 on each Class A share and from $54 to $60 on each class B share. Based on year-end market price, the new dividend results in an annualized dividend yield of 2.76 percent and represents an 11.1 percent increase in the payout per share over the current dividend rate.

As we move into 2007, we will maintain our disciplined approach in managing rates, while continuing to balance growth and underwriting profitability. This approach has made ERIE competitive in the soft market and positions us to thrive when the industry trend shifts. We are confident this philosophy will deliver enhanced value for Erie Indemnity Company shareholders over the long term.



**"Our low cost of operations is a competitive advantage and central to our ability to remain competitive within our business model of selling insurance through independent agents."**

# Sharpening our competitive edge

With a solid financial foundation in place, in 2006 we concentrated largely on honing our key competitive advantage of providing unmatched personal service to our customers—ERIE agents and policyholders.

Aiming to improve our competitive position for our agency force, we further developed our capabilities and enhanced ease of doing business. Our underwriting results and strong policyholder surplus allowed us to enact rate adjustments in both personal and commercial lines throughout our territories. In many instances, lowered rates made ERIE more attractive to prospects and helped retain existing customers.

In 2006, we analyzed our personal lines pricing model, which focused on the competitiveness of our auto prices in the marketplace. We conducted a detailed analysis of our pricing compared to the competition in Ohio and Pennsylvania. The conclusion: ERIE's pricing is competitive in both states, with more than 90 percent of ERIE's risks priced at or below the market average of competitors analyzed. We continue to gather intelligence from the field to ensure that our pricing remains competitive.

In addition to rate actions, we instituted a private passenger incentive for agents in July that will continue through December 2007. Agents receive $50 for every eligible new-to-ERIE private passenger auto policy they convert. The incentive helped to boost growth in private passenger auto applications during the third and fourth quarters of 2006.

We also expanded our practice of rewarding the best risks and most loyal customers with discounts for safe driving and holding multiple policies with ERIE.

ERIE joined more closely with our agency force in 2006 in promoting our value proposition of product, price and service. In its first full year, ERIE's cooperative marketing program, MarketShare, allowed agents to better leverage their marketing and advertising dollars for print, television and radio ads as well as new signage. A new multi-media campaign available to agents was launched in August to continue efforts to co-brand ERIE and our agencies while promoting messages associated with service and value.

ERIE also extended its reach and brand penetration by exceeding our goal of 125 new agency appointments in 2006. For the year, we added 139 new agencies and are preparing for an additional 200 new appointments projected for 2007.



John Rodgers

ERIE agents bring a vast array of experience, professionalism and expertise to our agency force. For example, agent John Rodgers worked as a paramedic prior to becoming an ERIE agent in northwestern Pennsylvania.

While their backgrounds may be diverse, ERIE agents share a commitment to compassion and superior service.

"You can't always ease the pain an individual is going through, but you can ease the burden," Rodgers says. "Their crisis may be a serious claim or a simple question about coverage. It's our job to be there for them. They won't care how much you know until they know how much you care."



Erie Insurance®
RODGERS & CO. INS. AGY., INC.
JOHN R. RODGERS, Principal
Auto • Home • Business • Life
3143 MAIN STREET, SUITE 1 • PO Box 246
WEST MIDDLESEX, PA 16159-3419
724-528-3743 • Toll Free 800-950-3743 • Fax 724-528-4665
info@Rodgers-Co.com • www.Rodgers-Co.com


LOOKIN' OUT

5,477 teen drivers are benefiting from the safe driving advice offered through the Lookin' Out teen driver program. The program is one of many ways ERIE agents and employees apply their strong service ethic to make our communities safer.

139 That's how many new agencies joined ERIE's force in 2006, expanding our reach and presence. Some 200 additional agencies are expected to join ERIE in 2007.

# Enhancing technology

Technology continues to alter the way agents and policyholders do business with insurance carriers. And we fully understand that we must develop and deliver technology that serves the needs of agents, policyholders and prospects.

In early 2006, we made the difficult but necessary decision to discontinue development of ERIE*Connection*®, a policy processing and agency interface system under development since 2002. The decision freed us to refine our technology strategy, building on our agency interface DSpro® platform with several ease-of-doing-business enhancements for agents in 2006. Our IT division, under new leadership, also developed Commercial*Connection* that simplifies quoting and application processing for commercial auto.

And in December we launched an initial release of Commercial Quick Quote, an online rating facility that offers a simplified approach to quoting commercial business for our agents.

We committed to delivering technology enhancements to our agents on a quarterly basis through 2006 and will continue doing so in 2007, as we strive to provide our agency force the tools and systems they need to more easily sell and service ERIE products.

To better grasp the technology needs of our agency force, we have developed an agent innovation lab on site at our Home Office. While in its early stages, the lab will mirror a working agency and allow us to simulate the minute-to-minute needs of busy agents and their staffs. The lab will generate practical technology solutions that agents can immediately employ at their offices.

We also fully appreciate that the real-life experiences of our agents offer keen insights into industry trends and ERIE's ability to compete and thrive in the territories we serve. Our approach of working with agent task forces has led to enhanced communication and innovation. We built on that in 2006 by launching a technology task force that will provide ongoing input into the technological challenges and opportunities ERIE agents face.

Our task forces represent but one of the many communication channels with our agents. Our people-based model encourages frequent interactions between agents and ERIE underwriters, claims adjusters and management. And we foster ongoing dialogue through frequent Web casts, live forums and communications vehicles such as *agentexchange.com* and *Agent Exchange* magazine. Frank discussions between management and agents at our annual Agents Advisory Council led to the agent-incentive initiatives that sparked growth in our new business private passenger auto line in the third and fourth quarters of the year.

**"...working with agent task forces has led to enhanced communication and innovation."**







**yes...we're open**

Our 24/7 Expanded Service and Sales Initiative is aimed at broadening the service we provide to our policyholders and prospects.


Quick
quote for auto
Customer
Care Center

"...we also know that
superior service
is a goal
without a finish line."

# Connecting with our customers

We've been equally focused on our customers—ERIE policyholders, both present and future. Rising retention rates that consistently outpace the industry average provide strong evidence that we are meeting and exceeding policyholder expectations. That was affirmed again as ERIE remained the highest-ranked independent agent-represented insurer in J.D. Power's overall customer satisfaction surveys of auto and home customers.

While we are rightly proud of that recognition, we also know that superior service is a goal without a finish line. Our Regional Gem strategy to be simply the best insurer demands continued innovation and improvement when it comes to serving our policyholders.

This year we immersed ourselves in market research that offered fresh insight into our customers and those prospects that will help ERIE grow and thrive. The research, which defined key target customer segments, will guide us in tailoring our marketing initiatives more effectively. More importantly, it will enable us to become a more customer-centric organization. The research will also aid agents in prioritizing their marketing and sales efforts, while enhancing their ability to meet the needs and demands of new and existing customers.

Our research revealed that while many of our target customers prefer to purchase their insurance from a professional agent, they also use the Internet to gather information on policy features and pricing. To meet that consumer need, we introduced Quick Quote for Auto, a swift online tool that provides a prospect with a range quote on auto insurance and also offers the option for an agent follow-up with a more detailed quote.

We also unveiled several new products in 2006, including identity recovery coverage, which helps victims of identity theft restore their credit and name. For a low annual fee, policyholders can add the endorsement to their homeowners policy and receive coverage that provides up to $25,000 for reimbursement of the many expenses related to identity theft. Nearly 50,000 policyholders added this endorsement to their ERIE coverage in 2006.

We broadened the life product portfolio as well with Erie Family Life's launch of new annuity offerings and a Permanent Life Series of competitive whole life products.

# Delivering unmatched service

ERIE's new products and services are proving to be effective tools for enhancing our competitiveness and better servicing customers. Yet I frequently remind employees that eventually every carrier will have roughly the same tools. It's the people that will make the difference. And ERIE people are different. Throughout our 82-year history, we have fostered a corporate culture based on the Golden Rule, professional, ethical conduct and commitment to service that is embedded in the daily actions of employees and agents throughout our territories.

Under our Regional Gem strategy, ERIE is working toward maximizing the potential of our workforce in ways that improve performance at every level. We bolstered our leadership talent in 2006 with a blend of internal promotions and external hires that brought valuable industry perspective and experience to the organization.

The addition of new and experienced talent is allowing for a smooth transition following the retirement of two key members of executive management—John Brinling, executive vice



Make YourMark
Regional Gem
Make YourMark


## #421

ERIE has consistently placed on the Fortune 500 since debuting at 454 in 2003. The annual ranking is based on total revenue.

## great grade

The A.M. Best Company affirmed ERIE's A+ Superior rating in 2006. The rating places us among the top 9 percent among the more than 2,000 property/casualty insurers rated by A.M. Best.

president, Erie Family Life, and Jan Van Gorder, senior executive vice president, secretary and general counsel. Jan is continuing to serve in his position while the executive search proceeds.

We also appreciate the service of retiring board director Wilson C. Cooney and we welcome Lucian L. Morrison and Thomas W. Palmer to the board.

And while ERIE again ranked on *Forbes* magazine's Platinum 400 list of the best managed companies in America, we remain committed to continual improvement. One example—we added greater discipline throughout our performance management approach.

In addition, we undertook a thorough review of the distribution of our workforce to make sure we were operating in the most effective and efficient ways to meet our business needs. That analysis led to a redeployment of some employees to better utilize their skills and experience.

We are also examining our processes with the same rigor. That analysis, initiated as part of our Regional Gem strategy, is behind our decision to begin in 2007 to outsource many of the transactional operations in Erie Family Life.

It's one of the ways our Regional Gem strategy is guiding us in becoming a more strategic, agile and forward-thinking organization.

## Striving to be the best

Simply the best insurer. No doubt, we set the bar high for ourselves when we established that as the destination for our Regional Gem strategy. Yet, we wouldn't have it any other way.

As I mentioned earlier, I started with ERIE as a claims adjuster. And to this day I still remember hearing the voice of a customer after I rang the doorbell: "Erie Insurance is here."

When I heard those words, it reminded me of the responsibility I had to uphold the proud reputation of this company. ERIE employees and agents often tell me how proud they are to carry that same responsibility with them every day.

By setting high standards, by living by the Golden Rule, by striving to be the best, we ensure that we are fulfilling that responsibility. We value the confidence that Erie Indemnity Company shareholders have entrusted in us. We have the plan, the people, and the passion in place as we move toward a dynamic, promising and profitable future.

Jeffrey A. Ludrof
President & Chief Executive Officer
February 2007




F.W. HIRT



## F.W. Hirt Quality Agency Award Winners 2002–2006

The F.W. Hirt Quality Agency Award is the highest honor bestowed on an ERIE agency. It recognizes long-term profitability and growth, thorough and responsible underwriting practices, and continuing commitment to education.

### Allentown/Bethlehem Branch
2006 Gieseler Insurance Agency
2005 Miller's Insurance Agency
2004 Brunner Insurance
2003 Charles G. Leon Insurance Agency
2002 Konell Insurance

### Canton Branch
2006 Insurance Center of Akron
2005 Broadbent Insurance Agency
2003 Bracken Insurance Agency

### Charlotte Branch
2006 Stanberry Insurance Agency
2005 Main Street Financial Group
2002 Summit Insurance Group

### Columbus Branch
2006 Robert F. Williamson II
2005 Simpkins Insurance Agency

### Erie Branch
2006 W. E. Swanson Agency
2005 William R. Siegel
2004 James J. Murray Insurance
2003 E. C. Stainbrook Insurance Agency

### Harrisburg Branch
2006 Douple Agency
2005 Carl L. Cramer Insurance
2004 J. P. Wolfe Insurance
2003 Strock Insurance Agency
2002 William R. Karschner & Sons

### Indianapolis Branch
2006 Inman Insurance Agency
2005 Shepherd Insurance & Financial Services
2004 Aldridge Insurance

### Murrysville Branch
2006 Hallman Agency
2005 Kattan-Ferretti
2003 Williams Insurance Agency
2002 Lawrence R. Dowling Agency

### Parkersburg Branch
2006 Appalachian Insurance Agency
2005 Morgan & Morgan

### Peoria Branch
2005 Midwest Insurance Center

### Raleigh Branch
2006 Kornegay Insurance Services
2004 Herring & Bickers Insurance Agency
2002 Pelnik Insurance Agency

### Richmond Branch
2006 Centerville Insurance Agency
2005 Crowne & Weybright
2004 Preferred Insurance Services
2003 James River Insurance Agency

### Roanoke Branch
2006 Huffman Insurance Agency
2005 Wilkins & Walter Insurance Agency
2004 Craddock Insurance Services

### Rochester Branch
2006 J. James Wolfe Agency
2005 Wallin Insurance Agency
2003 Piper Insurance Agency

### Silver Spring Branch
2005 J. E. Schenk & Associates
2003 A. L. Howes Agency
2002 Jack Martin Insurance Group

### Warrendale Branch
2005 McElhinny Insurance Agency
2004 Riley Insurance Agency
2002 Ridge Insurance Group

### Waukesha Branch
2006 Sparks Insurance
2005 Western Insurance Services

## Selected Consolidated Financial Data

Years ended December 31
(amounts in thousands, except per share data)

| | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|
| **Operating data** | | | | | |
| Total operating revenue | **$ 1,133,982** | $1,124,950 | $1,123,144 | $1,048,788 | $ 920,723 |
| Total operating expenses | **934,204** | 900,731 | 884,916 | 820,478 | 705,871 |
| Total investment income—unaffiliated | **99,021** | 115,237 | 88,119 | 66,743 | 40,549 |
| Provision for income taxes | **99,055** | 111,733 | 105,140 | 102,237 | 84,886 |
| Equity in earnings of Erie Family Life Insurance, net of tax | **4,281** | 3,381 | 5,206 | 6,909 | 1,611 |
| Net income | **$ 204,025** | $ 231,104 | $ 226,413 | $ 199,725 | $ 172,126 |
| **Per share data** | | | | | |
| Net income per share-diluted | **$ 3.13** | $ 3.34 | $ 3.21 | $ 2.81 | $ 2.41 |
| Book value per share—Class A common and equivalent B shares (2) | **18.17** | 18.81 | 18.14 | 16.40 | 13.91 |
| Dividends declared per Class A share | **1.480** | 1.335 | 0.970 | 0.785 | 0.700 |
| Dividends declared per Class B share | **222.00** | 200.25 | 145.50 | 117.75 | 105.00 |
| **Financial position data** | | | | | |
| Investments (1) | **$ 1,380,219** | $1,452,431 | $1,371,442 | $1,241,236 | $1,047,304 |
| Recoverables from the Exchange and affiliates | **1,220,058** | 1,175,152 | 1,142,591 | 1,022,569 | 842,498 |
| Total assets | **3,039,361** | 3,101,261 | 2,982,804 | 2,756,329 | 2,359,545 |
| Shareholders' equity (2) | **1,161,848** | 1,278,602 | 1,266,881 | 1,164,170 | 987,372 |
| Cumulative number of shares repurchased at December 31 | **10,448** | 6,438 | 4,548 | 3,403 | 3,403 |

(1) Includes investment in Erie Family Life Insurance.

(2) Shareholders' equity decreased by $21.1 million, net of taxes, at December 31, 2006, as a result of initially applying the recognition provisions of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." Book value per share decreased $.33 as result.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the audited financial statements and related notes, as they contain important information helpful in evaluating our operating results and financial condition. The discussions below focus heavily on our three primary segments: management operations, insurance underwriting operations and investment operations. The segment basis financial results presented throughout Management's Discussion & Analysis herein are those which management uses internally to monitor and evaluate results and are a supplemental presentation of our Consolidated Statements of Operations.

## Overview

We operate predominantly as a provider of management services to the Erie Insurance Exchange (Exchange). We are the attorney-in-fact for the Exchange, and by agreement with its subscribers, we are required to perform certain services relating to the sales, underwriting and issuance of property/casualty insurance policies on behalf of the Exchange. We also operate as a property/casualty insurer through our subsidiaries. The Exchange and its property/casualty subsidiary and our three insurance subsidiaries operate collectively as the Property and Casualty Group.

**Policies in force by state**



Pennsylvania 46%
Maryland 11%
Ohio 9%
Virginia 9%
North Carolina 7%
Other States 18%


The Property and Casualty Group currently underwrites insurance in 11 states and the District of Columbia. Pennsylvania, Maryland and Ohio made up 66% of direct written premiums during 2006. The Property and Casualty Group markets and sells its insurance products through independent, non-exclusive agencies. In addition to their principal role as salespersons, the independent agents play a significant role as underwriters and service providers and are major contributors to the Property and Casualty Group's success.



## Erie Insurance Group Organizational Chart



Property/Casualty Insurance
Management Operations
Life Insurance
Flagship City Insurance Company
Erie Insurance Exchange (A Reciprocal Insurance Exchange)
78.4% Ownership
Attorney-In-Fact
94.5%
Members of Pooling Agreement
Erie Indemnity Company
Erie Family Life Insurance Company
.5%
5%
21.6% Ownership
Erie Insurance Company of New York
Erie Insurance Company
Erie Insurance Property & Casualty Company
Denotes pooling participation
Denotes ownership; wholly-owned unless otherwise noted
Denotes attorney-in-fact relationship to reciprocal exchange

We own 21.6% of the common stock of Erie Family Life Insurance (EFL), an affiliated life insurance company, of which the Exchange owns 78.4%. We, together with the Property and Casualty Group and EFL, collectively operate as the Erie Insurance Group.

For a complete discussion of all intercompany agreements, see the Transactions and Agreements with Related Parties section herein.

## Economic and industrywide factors

Although we are primarily a management company, our earnings are driven largely by the management fee revenue we collect from the Exchange that is based on the direct written premiums of the Property and Casualty Group. The property/casualty insurance industry is highly cyclical, with periods of rising premium rates and shortages of underwriting capacity ("hard market") followed by periods of substantial price competition and excess capacity ("soft market"). The insurance industry experienced softening market conditions in 2006 where significant price competition resulted in limited policy and premium growth. Despite limited growth in premiums, the insurance industry saw record earnings in 2006 resulting from low catastrophes and relatively disciplined underwriting. Strong earnings contributed to the continued strengthening of industry surplus to a record high in 2006 as well. The Property and Casualty Group implemented significant rate reductions and other pricing actions in personal lines related to our implementation of insurance scoring in pricing in 2005 and 2006. These pricing actions, combined with the slow growth in policies in force, resulted in a decline in direct written premiums for the Property and Casualty Group in 2006.

The superior industry underwriting results and capitalization, combined with slowing premium growth in 2006, have historically set the stage for increased price competition and acceleration of the softening of the pricing cycle. Insurers may seek to deploy their capital in an attempt to build market share by cutting prices and loosening underwriting standards. Typically, the effects of these strategies are felt first in commercial lines of insurance and later in personal lines. A period of declining premiums is especially challenging for us, as our revenues from management fees are dependent on the growth in written premium, especially if the management fee rate is at its maximum 25%, which it is for 2007.



Personal lines—Industrywide personal lines premiums are expected to experience pricing pressure in 2007 as the pricing cycle softens further. It is anticipated that industry personal lines underwriting results will continue to perform well despite the pressure on pricing. Even with slight rate declines, combined ratios are only expected to deteriorate modestly given the industry's trend of improving frequency and severity. Driving this expectation for the industry are modest decreases in auto premiums partly offset by growth in homeowners premium. Growth in homeowners premium is expected to be driven largely by rising replacement cost values even though rates might be flat to slightly down. Personal lines make up approximately 70% of the Property and Casualty Group's business, with private passenger auto comprising about 69% of the personal lines business. The Property and Casualty Group's adjusted statutory combined ratios for private passenger auto and homeowners in 2006 were 92.2% and 85.7%, respectively. The Property and Casualty Group's rate reductions planned for 2007 are primarily in private passenger auto and homeowners.

Commercial lines—Commercial lines premiums, which make up about 30% of the Property and Casualty Group's business, are expected to decrease slightly for the industry in 2007. The effect on industry combined ratios will vary depending on a company's type and size of commercial coverages. Combined ratios are expected to deteriorate in workers compensation and commercial liability lines due to pricing pressures. The Property and Casualty Group's adjusted statutory combined ratio on all commercial business was 88.5%, while workers compensation was 93.8% and commercial multi-peril was 89.2%. In 2006, our workers compensation frequency continued to drop and, in most of the states in which we do business, severity trends moderated. The Property and Casualty Group's commercial lines with the most significant rate reductions planned for 2007 are commercial multi-peril and workers compensation.

## Revenue generation



Segment revenues
1,500,000
1,250,000
1,000,000
750,000
500,000
250,000
0
$ in thousands
2002
2003
2004
2005
2006
Investment operations
Insurance underwriting operations
Management operations


We have three primary sources of revenue. First, approximately 72% of our revenues are generated by providing management services to the Exchange. The management fee is calculated as a percentage, not to exceed 25%, of the direct written premiums of the Property and Casualty Group. The Board of Directors establishes the rate at least annually and considers such factors as relative financial strength of the Exchange and Company and projected revenue streams. Our Board set the 2007 rate at 25%, its maximum level.

Second, we generate revenues from our property/casualty insurance subsidiaries, which consist of our share of the pooled underwriting results of the Property and Casualty Group. All members of the Property and Casualty Group pool their underwriting results. Under the pooling agreement, the Exchange assumes 94.5% of the Property and Casualty Group's direct written premium. Through the pool, our subsidiaries, Erie Insurance Company and Erie Insurance Company of New York, currently assume 5.5% of the Property and Casualty Group's direct written premium, providing a direct incentive for us to manage the insurance underwriting discipline as effectively as possible.

Finally, we generate revenues from our investment portfolio, which provided nearly $60 million in pre-tax investment income during 2006. The portfolio is managed with a view towards maximizing after-tax yields and limiting interest rate and credit risk. In addition, our portfolio of limited partnership investments generated over $41 million in earnings before tax.



Our results have allowed us to consistently generate high levels of cash flow from operations, which was $270.4 million in 2006. The capital requirements of our management operations are minimal, and our net cash flows from operations have been used to pay shareholder dividends and to repurchase shares of our stock under our repurchase program.

## Opportunities, challenges and risks

Our key challenges in 2007 are profitable revenue growth in a time of heightened price competition as well as containing the growth of expenses in our management operations. In 2006, we increased penetration in our current territories through the appointment of 139 new agencies. During 2007, we plan to continue this momentum by appointing another 200 agencies. In 2006, additional discounts and interactions were introduced into the pricing plan for auto and home. The Property and Casualty Group continues to evaluate potential new personal lines product extensions and enhancements.

We plan to control the growth in the cost of management operations by controlling salary and wage costs and other discretionary spending in 2007. However, we intend to make targeted investments in technology to enhance customer service, ease of doing business with agents and customers, and improve our productivity. Our planned technology investment is driving our projected cost of management operations increase for 2007 of 9%, excluding commissions to agents.

In April 2006, after extensive reevaluation, we decided to cease development of the Web-based property/casualty policy processing and administration system (ERIE*Connection*®). The costs associated with the development and maintenance of this system were covered by a separate Cost-Sharing Agreement for Information Technology Development between member companies of the Erie Insurance Group. Upon termination of system development in the second quarter of 2006 and decommission activities in the second half of 2006, there will be no additional charges under this Agreement. Technology development costs will follow intercompany cost allocation practices under the subscribers' agreements until such time, if ever, that our Board of Directors considers and approves an alternative cost-sharing arrangement. See also Note 13 to the Consolidated Financial Statements for a discussion of expense allocations.

### Financial overview

| (in thousands, except per share data) | 2006 | % change 2006 over 2005 | 2005 | % change 2005 over 2004 | 2004 |
|---|---|---|---|---|---|
| | | Years ended December 31, | | | |
| Income from management operations | **$ 186,408** | **( 10.9)%** | $ 209,269 | ( 13.7)% | $ 242,592 |
| Underwriting income (loss) | **13,370** | **( 10.6)** | 14,950 | NM | ( 4,364) |
| Net revenue from investment operations | **103,625** | **( 12.8)** | 118,873 | 26.8 | 93,717 |
| Income before income taxes | **303,403** | **( 11.6)** | 343,092 | 3.4 | 331,945 |
| Provision for income taxes | **99,378** | **( 11.3)** | 111,988 | 6.1 | 105,532 |
| Net income | **$ 204,025** | **( 11.7)%** | $ 231,104 | 2.1 % | $ 226,413 |
| Net income per share—diluted | **$ 3.13** | **( 6.3)%** | $ 3.34 | 4.0 % | $ 3.21 |

NM = not meaningful

## Key points

- *Decline in net income per share-diluted in 2006 impacted by lower income from management operations and reduced investment earnings.*
- *Gross margins from management operations decreased to 19.2% in 2006 from 21.8% in 2005 and 25.1% in 2004.*
- *The management fee rate was 24.75% for 2006 and 23.75% for 2005.*
- *GAAP combined ratio of 93.7 in 2006 was up slightly from 93.1 in 2005.*
- *Investment income was impacted by common stock repurchases in 2006.*

### Management operations

- Management fee revenue increased 0.3% in 2006 compared to a 0.5% decrease in 2005. The two determining factors of management fee revenue are: 1) the management fee rate we charge, and 2) the direct written premiums of the Property and Casualty Group. The management fee rate increased to 24.75% for 2006 from 23.75% for 2005, while the direct written premiums of the Property and Casualty Group were $3.8 billion for 2006, down from $4.0 billion for 2005.
- In 2006, the direct written premiums of the Property and Casualty Group decreased 3.9% compared to a 1.0% decline in 2005. New policy direct written premiums of the Property and Casualty Group decreased 0.3% in 2006, compared to 7.5% in 2005. The recent improvements in underwriting profitability afforded the Property and Casualty Group the ability to implement rate reductions in 2005 and 2006 to allow for more attractive prices to potential new policyholders and improve retention of existing policyholders. The 2006 impact of rate changes resulted in a net decrease in written premiums of the Property and Casualty Group of $119.5 million. Further rate reductions are planned for 2007, which will continue to lower the average premium per policy and slow the premium growth of the Property and Casualty Group.
- The cost of management operations increased 4.5%, or $34.1 million, to $785.7 million in 2006, compared to $751.6 million in 2005. The increase in cost of management operations in 2006 was the result of:
  - *Commissions*–Total commission costs increased 2.7%, or $14.6 million, to $554.0 million in 2006, compared to $539.4 million in 2005. Agent bonuses increased $23.7 million, as the bonus structure is predominantly based on underwriting profitability, which improved dramatically over the measurement period used for the bonus. Meanwhile, normal scheduled commissions decreased 2.6%, primarily due to the 3.9% decrease in direct written premiums of the Property and Casualty Group. This premium decrease was concentrated in the personal lines of business, which have lower

commission rates than commercial lines of business. Promotional incentive programs that began in 2005 and additional agent incentives offered in 2006 aimed at stimulating premium growth also contributed $3.4 million in additional costs in 2006.

- *Total costs other than commissions*—All other operating costs increased 9.2% to $231.6 million in 2006, mainly as a result of increased personnel and underwriting costs. Personnel costs increased due to higher average pay rates and increased staffing levels resulting from information technology personnel utilized by us. Underwriting cost increases of 14.0% resulted from modest growth in application activity as well as an increased number of workers compensation policy audits.

### Insurance underwriting operations

Contributing to the positive insurance underwriting operating result of a 93.7 GAAP combined ratio were the following:

- moderating pricing offset by improving frequency and severity trends resulted in favorable accident year combined ratios in 2004, 2005 and 2006;
- 1.9 points, or $4.0 million of favorable development on prior accident year loss reserves in 2006;
- below normalized level of catastrophe losses of 4.0 points in 2006;
- lower level of charges related to the reversals of recoveries under the intercompany aggregate excess-of-loss reinsurance agreement between our property/casualty insurance subsidiaries and the Exchange in 2006.

### Investment operations

- Net investment income decreased 9.2% in 2006 compared to 2005, as invested assets declined in 2006 to fund stock repurchases of $217.4 million. Share repurchases of $99 million in 2005 were funded with operating cash flows.
- Equity in earnings of limited partnerships increased 9.7% in 2006 as a result of favorable earnings from real estate limited partnerships and market value appreciation from private equity and mezzanine debt investments in limited partnerships.



The topics addressed in this overview are discussed in more detail in the sections that follow.

## Critical accounting estimates

We make estimates and assumptions that have a significant effect on reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period and related disclosures. The following presents a discussion of those accounting policies that we believe are the most critical to our reported amounts and require the most subjective and complex judgment. If actual events differ significantly from the underlying assumptions and estimates used, there could be material adjustments to prior estimates that could potentially adversely affect our results of operations, financial condition and cash flows. The estimates and the estimating methods used are reviewed continually, and any adjustments considered necessary are reflected in current earnings.

### Investment valuation

We make estimates concerning the valuation of all investments. We value fixed maturities and equity securities based on published market prices, except in rare cases where quoted market prices are not available.

The primary basis for the valuation of limited partnership interests are financial statements prepared by the general partner. Because of the timing of the preparation and delivery of these financial statements, the use of the most recently available financial statements provided by the general partners typically result in not less than a quarter delay in the inclusion of the limited partnership results in our Consolidated Statements of Operations. The general partners use various methods to estimate fair value of unlisted debt and equity investments, property and other investments for which there is no published market. These valuation techniques may vary broadly depending on the asset class of the partnership. Due to the nature of the investments, general partners must make assumptions about the underlying companies or assets as to future performance, financial condition, liquidity, availability of capital, market conditions and other factors to determine the estimated fair value. The valuation procedures can include techniques such as cash flow multiples, discounted cash flows or the pricing used to value the entity or similar entities in recent financing transactions. The general partners' estimate and assumption of fair value of non-marketable securities may differ significantly from the values that could have been derived had a ready market existed. These values are not necessarily indicative of the value that would be received in a current sale and valuation differences could be significant. Upon receipt of the quarterly and annual financial statements, we perform an in-depth analysis of the valuations provided by the general partners. We survey each of the general partners about expected significant changes (plus or minus 10% compared to previous quarter) to valuations prior to the release of the fund's quarterly and annual financial statements. In the event of an expected significant change, the general partner will notify us and we will evaluate the potential change.

Investments are evaluated monthly for other-than-temporary impairment loss. Some factors considered in evaluating whether or not a decline in fair value is other-than-temporary include:

- the extent and duration for which fair value is less than cost;
- historical operating performance and financial condition of the issuer;
- short- and long-term prospects of the issuer and its industry based on analysts' recommendations;
- specific events that occurred affecting the issuer, including rating downgrades; and
- our ability and intent to retain the investment for a period of time sufficient to allow for a recovery in value.

An investment deemed other than temporarily impaired is written down to its estimated net realizable value. Impairment charges are included as a realized loss in the Consolidated Statements of Operations.

### Property/casualty insurance liabilities

Reserves for property/casualty insurance unpaid losses and loss adjustment expenses reflect our best estimate of future amounts needed to pay losses and related expenses with respect to insured events. These reserves include estimates for both claims that have been reported and those that have been incurred but not reported. They also include estimates of all future payments associated with processing and settling these claims. Reported losses represent cumulative loss and loss adjustment expenses paid plus case reserves for outstanding reported claims. Case reserves are established by a claims handler on each individual claim and are adjusted as new information becomes known during the course of handling the claims. Incurred but not reported reserves represent the difference between the actual reported loss and loss adjustment expenses and the estimated ultimate cost of all claims. The process of estimating the liability for property/casualty unpaid loss and loss adjustment expense reserves is complex and involves a variety of actuarial techniques. This estimation process is based largely on the assumption that past development trends are an appropriate indicator of future events. Reserve estimates are based on our assessment of known facts and circumstances, review of historical settlement patterns, estimates of trends in claims frequency and severity, legal theories of liability and other factors. Variables in the reserve estimation process can be affected by 1) internal factors, including changes in claims handling procedures and changes in the quality of risk selection in the underwriting process, and 2) external events, such as economic inflation, regulatory and legislative changes. Due to the inherent complexity of the assumptions used, final loss settlements may vary significantly from the current estimates, particularly when those settlements may not occur until well into the future.

Our actuaries review reserve estimates for both current and prior accident years using the most current claim data, on a quarterly basis, for all direct reserves except the reserves for the pre-1986 automobile catastrophic injury liability that are reviewed semi-annually. These catastrophic injury reserves are reviewed semi-annually because of the relatively low number of cases and the long-term nature of these claims. For reserves that are reviewed semi-annually, our actuaries monitor the emergence of paid and reported losses in the intervening quarters to either confirm that the estimate of ultimate losses should not change, or if necessary, perform a reserve review to determine whether the reserve estimate should change. Significant changes to the factors discussed above, which are either known or reasonably projected through analysis of internal and external data, are quantified in the reserve estimates each quarter.

The quarterly reserve reviews incorporate a variety of actuarial methods and judgments and involve rigorous analysis. Multiple estimation methods are employed for each product line and product coverage combination analyzed at each evaluation date. Most estimation methods assume that past patterns discernible in the historical data will be repeated in the future, absent a significant change in pertinent variables. The various methods generate different estimates of ultimate losses by product line and product coverage combination for which there is no statistical probability associated. Thus, there are no reserve ranges, but rather point estimates of the ultimate losses developed from the various methods.

Each estimation method has its own set of assumption variables and its own unique set of advantages and disadvantages. No single estimation method has proven to be universally superior for all product lines and product line combinations. The relative strengths and weaknesses of particular estimation methods can also change over time. Thus, the choice of particular estimation methods may change from one evaluation period to the next. We determine the best estimate of reserves through selecting the methods and specific assumptions appropriate for each line of business based on the current circumstances affecting that product line and product coverage combination. These selections incorporate input, as judged by the actuaries to be appropriate, from claims personnel, pricing actuaries and operating management on reported loss cost trends and other factors that could affect the reserve estimates. The methods that are given more influence vary by product coverage combination based primarily on the maturity of the accident quarter, the mix of business and the particular internal and external influences impacting the claims experience or the method.

The following is a discussion of the most common methods used.

**Paid development**—Paid loss development patterns are generated from historical data organized by accident quarter and calendar quarter and applied to current paid losses by accident quarter to generate estimated ultimate losses. Paid development techniques do not use information about case reserves and therefore are not affected by changes in case reserving practices. These techniques are generally less useful for the more recent accident quarters of long-tailed lines since a low percentage of ultimate losses are paid in early periods of development.



**Reported development**—Reported loss (including cumulative paid losses and case reserves) development patterns are generated from historical data organized by accident quarter and calendar quarter, and applied to current reported losses by accident quarter to generate estimated ultimate losses. Compared to the paid development technique, the reported development technique has the advantage that a higher percentage of ultimate losses are reflected in reported losses than in cumulative paid losses. Accordingly, the reported development technique is estimating only the unreported losses rather than the total unpaid losses. Estimates from this technique are affected by changes in case reserving practices.

Combinations of the paid and reported methods are used in developing estimated ultimate losses for short-tail coverages, such as private passenger auto property and homeowners claims, and more mature accident quarters of long-tail coverages, such as private passenger auto liability claims and commercial liability claims, including workers compensation.

**Bornhuetter-Ferguson**—This method combines a reported development technique with an expected loss ratio technique. An expected loss ratio is developed through a review of historical loss ratios by accident quarter, as well as expected changes to earned premium, mix of business and other factors that are expected to impact the loss ratio for the accident quarter being evaluated. A preliminary estimate of ultimate losses is calculated by multiplying this expected loss ratio by earned premium. Bornhuetter-Ferguson is a method of combining the expected loss ratio ultimate losses and the reported development ultimate losses which places more weight on the reported development ultimate losses as an accident quarter matures. The Bornhuetter-Ferguson method is generally used on the first four to eight accident quarters on long-tail coverages because a low percentage of losses are paid in the early period of development.

Defense and cost-containment expenses are estimated using either the paid development method or the Bornhuetter-Ferguson method, depending on the maturity of the development period of the related loss.

The reserve review process involves a comprehensive review by our actuaries of the various estimation methods and reserve levels produced by each. These multiple reserve point estimates are reviewed by management and our reserving actuaries, and reserve best estimates are selected. Numerous factors are considered in setting reserve levels, including, but not limited to, the assessed reliability of key loss trends and assumptions that may be significantly influencing the current actuarial indications, the maturity of the accident year, pertinent claims frequency and severity trends observed over recent years, the level of volatility within a particular line of business and the improvement or deterioration of actuarial indications in the current period as compared to prior periods.

We also perform analyses to evaluate the adequacy of past reserve levels. Using subsequent information, we perform retrospective reserve analyses to test whether previously established estimates for reserves were reasonable. Our 2006 retrospective analysis indicated the Property and Casualty Group's December 31, 2005 reserves had an estimated redundancy of $137 million, which was about 3.6% of total reserves. We do not consider this level of estimated redundancy unreasonable given the ongoing developement of our claims reserves.

The Property and Casualty Group's coverage that has the greatest potential for variation is the pre-1986 automobile catastrophic injury liability reserve. Automobile no-fault law in Pennsylvania before 1986 provided for unlimited medical benefits. The estimate of ultimate liabilities for these claims is subject to significant judgment due to variations in claimant health, mortality over time and health care cost trends. Because the coverage related to these claims is unique and the number of claims is less than 100, the previously discussed methods are not used; rather ultimate losses are estimated on a claim-by-claim basis. An annual payment assumption is made for each of these claimants who sustained catastrophic injuries and then projected into the future based upon a particular assumption of the future inflation rate and life expectancy of the claimant. At December 31, 2006, the reserve carried by the Property and Casualty Group for these pre-1986 automobile catastrophic injury liabilities, which is our best estimate of this liability at this time, was $285.0 million, which is net of $155.7 million of anticipated reinsurance recoverables. Our property/casualty subsidiaries share of the net automobile catastrophic injury liability reserve is $15.7 million at December 31, 2006. The most significant variable in estimating this liability is medical cost inflation. Data from the Bureau of Labor Statistics suggest that the annual growth in industry medical claim costs has varied by between 2% to 5% since 1996. Our medical inflation rate assumption in setting this reserve for 2006 is for a 10% annual increase grading down 1% per year to an ultimate rate of 5%. This data shows that medical inflation has been highly variable over the past decade. Each 100-basis point change in the medical cost inflation assumption would result in a change in net liability for us of $2.9 million.



We have historically minimized our use of ceded reinsurance. The only significant ceded reinsurance recoverable amounts arise from pre-1986 automobile catastrophic injury claims, as noted above, and from workers compensation claims before 1994 that had unlimited medical benefits coverage. Ceded recoveries are not significant to our results.

### Retirement benefit plans

Our pension plan for employees is the largest and only funded benefit plan we offer. Our retiree health benefit plan, which provided medical and pharmacy coverage for eligible retired employees and eligible dependents, was terminated during 2006 and coverage will be phased out through 2010. Our pension and other retirement benefit obligations are developed from actuarial estimates in accordance with Financial Accounting Standard (FAS) 87, "Employers' Accounting for Pensions," and FAS 106,"Employers' Accounting for Postretirement Benefits Other than Pensions." We use a consulting actuarial firm to develop these estimates. Several statistical and other factors, which attempt to anticipate future events, are used in calculating the expense and liability related to the plans. Key factors include assumptions about the discount rates and expected rates of return on plan assets. With the assistance of the consulting actuarial firm, we review these assumptions annually and modify them considering historical experience, current market conditions, including changes in investment returns and interest rates, and expected future trends.

Accumulated and projected benefit obligations are expressed as the present value of future cash payments. We discount those cash payments using the prevailing market rate of a portfolio of high-quality fixed-income debt instruments with maturities that correspond to the payment of benefits. Lower discount rates increase present values and subsequent year pension expense; higher discount rates decrease present values and subsequent year pension expense. In determining the discount rate, we engaged our consulting actuarial firm to complete a bond-matching study. The study developed a portfolio of non-callable bonds rated AA- or better. For some years, there were no bonds maturing. In these instances, the study estimated the appropriate bond by assuming that there would be bonds available with the same characteristics as the available bond maturing in the immediately following year. The cash flows from the bonds were matched against our projected benefit payments in the pension plan, which have a duration of about 20 years. This bond-matching study supported the selection of a 6.25% discount rate for the 2007 pension expense. The 2006 expense was based on a discount rate assumption of 5.75%. A change of 25 basis points in the discount rate assumption, with other assumptions held constant, would have an estimated $1.8 million impact on net pension and other retirement benefit costs in 2007, before consideration of expense allocation to affiliates.

Unrecognized actuarial gains and losses are being recognized over a 16-year period, which represents the expected remaining service life of the employee group. Unrecognized actuarial gains and losses arise from several factors, including experience and assumption changes in the obligations and from the difference between expected returns and actual returns on plan assets. These unrecognized losses are recorded in the pension plan obligation on the Statements of Financial Position and accumulated other comprehensive income in 2006 in accordance with FAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." These amounts will be systematically recognized as an increase to future net periodic pension expense in accordance with FAS 87 in future periods.

The expected long-term rate of return for the pension plan represents the average rate of return to be earned on plan assets over the period the benefits included in the benefit obligation are to be paid. The expected long-term rate of return is less susceptible to annual revisions, as there are typically not significant changes in the asset mix. The long-term rate of return is based on historical long-term returns for asset classes included in the pension plan's target allocation. A reasonably possible change of 25 basis points in the expected long-term rate of return assumption, with other assumptions held constant, would have an estimated $0.6 million impact on net pension benefit cost before consideration of reimbursement from affiliates.

The actuarial assumptions used by us in determining our pension and retirement benefits may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions may materially affect our financial position or results of operations. Further information on our retirement benefit plans is provided in Note 8.



## New accounting standards

See Note 2 to the Consolidated Financial Statements for a discussion of recently-issued accounting pronouncements.

## Results of operations

### Management operations

| | Years ended December 31, | | | | |
|---|---|---|---|---|---|
| *(in thousands)* | **2006** | **% change 2006 over 2005** | 2005 | % change 2005 over 2004 | 2004 |
| Management fee revenue | **$ 942,845** | **0.3 %** | $ 940,274 | ( 0.5)% | $ 945,066 |
| Service agreement revenue | **29,246** | **42.2** | 20,568 | ( 5.9) | 21,855 |
| Total revenue from management operations | **972,091** | **1.2** | 960,842 | ( 0.6) | 966,921 |
| Cost of management operations | **785,683** | **4.5** | 751,573 | 3.8 | 724,329 |
| Income from management operations | **$ 186,408** | **( 10.9)%** | $ 209,269 | ( 13.7)% | $ 242,592 |
| Gross margin | **19.2 %** | | 21.8 % | | 25.1 % |

## Key points

- *The management fee rate was 24.75% in 2006 compared to 23.75% in 2005.*
- *Direct written premiums of the Property and Casualty Group decreased 3.9% in 2006.*
  - *Policies in force increased 1.0% to 3,798,297 in 2006 from 3,759,599 in 2005.*
  - *Year-over-year average premium per policy was $1,001 in 2006 from $1,052 in 2005, a decrease of 4.8%.*
  - *Premium rate changes resulted in a $119.5 million decrease in 2006 written premiums.*
- *Service charges assessed to policyholders increased in 2006 from $3 to $5 per installment, driving a 42.2% increase in service agreement revenue.*
- *Costs other than commissions increased 9.2% and commission costs increased 2.7% in 2006.*
  - *Agent bonuses increased $23.7 million in 2006, while scheduled commission costs decreased $11.9 million.*
  - *Personnel costs increased 9.4% in 2006, which included higher levels of organization-wide information technology personnel utilized by us.*

### Management fee revenue

The following table presents the direct written premium of the Property and Casualty Group, shown by major line of business, and the calculation of the management fee revenue of the Company.

| | Years ended December 31, | | | | |
|---|---|---|---|---|---|
| *(in thousands)* | **2006** | **% change 2006 over 2005** | 2005 | % change 2005 over 2004 | 2004 |
| Private passenger auto | **$ 1,812,177** | **( 5.8)%** | $ 1,923,992 | ( 3.2)% | $ 1,986,787 |
| Homeowner | **725,161** | **( 1.5)** | 735,873 | — | 735,894 |
| Commercial multi-peril | **440,564** | **( 1.0)** | 445,165 | 1.7 | 437,542 |
| Workers compensation | **322,737** | **( 7.6)** | 349,240 | 1.8 | 343,007 |
| Commercial auto | **321,992** | **( 2.5)** | 330,172 | 0.9 | 327,202 |
| All other lines of business | **180,783** | **4.8** | 172,500 | 3.4 | 166,898 |
| Property and Casualty Group direct written premiums | **$ 3,803,414** | **( 3.9)%** | $ 3,956,942 | ( 1.0)% | $ 3,997,330 |
| Effective management fee rate | **24.75 %** | | 23.75 % | | 23.74 % |
| Management fee revenue, gross | **$ 941,345** | **0.2 %** | $ 939,774 | ( 1.0)% | $ 949,166 |
| Change in allowance for management fee returned on cancelled policies[1] | **1,500** | **NM** | 500 | NM | ( 4,100) |
| Management fee revenue, net of allowance | **$ 942,845** | **0.3 %** | $ 940,274 | ( 0.5)% | $ 945,066 |

NM = not meaningful

(1) Management fees are returned to the Exchange when policies are cancelled mid-term and unearned premiums are refunded. We record an estimated allowance for management fees returned on mid-term policy cancellations.

*Management fee rate*—Management fee revenue is based upon the management fee rate determined by our Board of Directors and the direct written premiums of the Property and Casualty Group. Changes in the management fee rate can affect our revenue and net income significantly. The higher management fee rate of 24.75% in 2006 resulted in an increase of $38.0 million in management fee revenue, or $0.38 per share-diluted. Our Board of Directors set the management fee rate at 25.0% (the maximum rate) beginning January 1, 2007.

*Estimated allowance*—Management fees are returned to the Exchange when policyholders cancel their insurance coverage mid-term and unearned premiums are refunded to them. We maintain an allowance for management fees returned on mid-term policy cancellations that recognizes the management fee anticipated to be returned to the Exchange based on historical mid-term cancellation experience. Management fee revenues were increased by $1.5 million and $0.5 million in 2006 and 2005, respectively, compared to being reduced by $4.1 million in 2004 due to changes in the allowance.

Mid-term policy cancellations continued to decline in 2006 evidenced by the improvement in the retention ratio to 89.5% at December 31, 2006, compared to 88.6% at December 31, 2005. The trend of lower mid-term policy cancellations began in 2005 with improvement in the December 31, 2005 policy retention ratio of 88.6% from 88.4% at December 31, 2004. The 2004 allowance adjustment, which reduced management fees by $4.1 million, reflected higher mid-term policy cancellations, which was anticipated with the introduction of segmented pricing in the private passenger auto and homeowners lines of business. The retention ratio of 88.4% at December 31, 2004, had decreased from 90.2% at December 31, 2003. Our cash flows are unaffected by the recording of this allowance.

*Direct written premiums of the Property and Casualty Group*—The 3.9% decline in direct written premiums of the Property and Casualty Group was principally rate-driven. Growth in policies in force had slowed significantly in 2004 when our initiatives were focused on underwriting profitability. In 2005, our new segmented pricing model was implemented for personal lines. As the segmented pricing model was refined in 2005 and 2006, policies in force stabilized during the latter portion of 2005 and began to grow in 2006.


Policies in force
In thousands
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005
2006
Years ended December 31
Commercial lines
All other personal lines
Private passenger auto

Improvements in underwriting results in 2004 and 2005 afforded the Property and Casualty Group the ability to implement rate reductions in 2005 and 2006 to be more price-competitive for potential new policyholders and improve retention of existing policyholders. Rate reductions taken in 2005 continue to be earned in 2006. The Property and Casualty Group took more significant rate reductions in 2006 in certain lines of business, particularly those under competitive pressure, such as private passenger auto. The Property and Casualty Group's 1.0% decrease in direct written premiums in 2005 compared to 2004 resulted from rate reductions and shifts in the mix of business to lower priced auto and home business. The Property and Casualty Group writes only one-year policies. Consequently, rate actions take 12 months to be fully recognized in written premium and 24 months to be recognized fully in earned premiums. Since rate changes are realized at renewal, it takes 12 months to implement a rate change to all policyholders and another 12 months to earn the decreased or increased premiums in full. As a result, certain rate increases approved in 2005 were reflected in written premium in 2006 and some rate actions in 2006 will be reflected in 2007. The effect on 2006 premiums written of all rate actions resulted in a net decrease in written premiums of $119.5 million. The effect on 2005 premiums written from rate actions resulted in a net decrease of $9.9 million in direct written premiums. Rate increases accounted for $298.3 million in additional written premium for the Property and Casualty Group in 2004. We continuously evaluate pricing actions and estimate that those approved, filed and contemplated for filing during 2007 could reduce direct written premiums by $83.8 million in 2007.

**Premiums written by state as a percent of total:**

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Pennsylvania | **45.3%** | 45.9% | 46.3% |
| Maryland | **12.7** | 12.6 | 12.4 |
| Virginia | **9.0** | 8.7 | 8.3 |
| Ohio | **8.1** | 8.2 | 8.6 |
| North Carolina | **6.4** | 6.0 | 5.8 |
| West Virginia | **4.8** | 4.8 | 4.8 |
| Indiana | **3.9** | 4.1 | 4.3 |
| New York | **3.9** | 3.9 | 3.8 |
| Illinois | **2.4** | 2.4 | 2.5 |
| Tennessee | **1.9** | 2.0 | 1.9 |
| Wisconsin | **1.1** | 1.0 | 0.9 |
| District of Columbia | **0.5** | 0.4 | 0.4 |
| Total direct premiums written | **100.0%** | 100.0% | 100.0% |

**Direct written premiums of the Property and Casualty Group**

| | Years ended December 31, | | | | |
|---|---|---|---|---|---|
| *(in thousands)* | **2006** | **% change 2006 over 2005** | 2005 | % change 2005 over 2004 | 2004 |
| Private passenger auto | **$ 1,808,087** | **( 5.7)%** | $ 1,917,727 | ( 3.1)% | $ 1,978,691 |
| All other personal lines | **834,785** | **( 0.9)** | 842,307 | 0.2 | 840,880 |
| Commercial lines | **1,160,542** | **( 3.0)** | 1,196,908 | 1.6 | 1,177,759 |
| Total direct written premiums | **$ 3,803,414** | **( 3.9)%** | $ 3,956,942 | ( 1.0)% | $ 3,997,330 |



The Property and Casualty Group's total policies in force increased 1.0% in 2006 to 3,798,297, while the year-over-year average premium per policy for all lines of business decreased 4.8% to $1,001 in 2006 from $1,052 in 2005.

The Property and Casualty Group's premium generated from new business decreased slightly, 0.3%, to $368.0 million in 2006 from $369.1 million in 2005, which was 7.5% lower than the $399.0 million produced in 2004. The year-over-year average premium per policy on new business decreased 3.8% to $841 in 2006 from $874 in 2005, which was 2.2% higher than the average $855 in 2004. New policies in force increased 3.6% to 437,625 in 2006 from 422,284 in 2005, which decreased 9.5% from 466,505 in 2004.

Premium generated from renewal business decreased 4.3% to $3.4 billion in 2006, from $3.6 billion in 2005 and 2004. The year-over-year average premium per policy on renewal business decreased 4.9% to $1,022 in 2006 from $1,075 in 2005, while renewal policies in force increased 0.7% to 3,360,672 in 2006 from 3,337,315 in 2005. Policy retention ratios increased to a 12-month moving average of 89.5% in 2006, up slightly from 88.6% in 2005 and 88.4% in 2004.

Personal lines—Personal lines new business premiums written increased 0.4% to $247.1 million in 2006 from $246.2 million in 2005 and $281.0 million in 2004. The year-over-year average premium per policy on personal lines new business decreased 3.5% to $684 in 2006 from $709 in 2005, which was 0.7% lower than the 2004 average of $714. Personal lines new business policies in force were 361,147 in 2006, up 4.1% from 347,087 in 2005, which was 11.8% lower than 393,341 in 2004. Total personal lines policies in force increased 1.0% in 2006 to 3,313,344.

In 2005, the Property and Casualty Group introduced the pricing segmentation model for personal lines, which included insurance scoring, and segments policyholders into different rate classes based on the associated risks. Segmenting policyholders into rate classes helps insurers provide a better matching of prices and related risks. The short-term impact of segmented pricing is higher policy retention among policyholders realizing either base rate decreases or greater discounts, which reduces the average premium, and lower policy retention among policyholders whose rates rise under the new rate plan. The long-term impact should result in a more desirable pool of risks contributing to improvements in claims severity. Introducing new variables into the pricing plan should result in improvements in underwriting results. In the long run, the plan results in better risk selection, lower loss costs and the ability to offer lower prices to consumers and attract the most favorable risks. The rating plan with multiple pricing tiers was implemented in most states on new private passenger auto and homeowners business in March 2005 and on private passenger auto and homeowners renewal business in April 2005. In 2006, the Property and Casualty Group introduced further refinements in the personal lines pricing plan for auto and home, including number of cars and drivers in a household, discounts for policyholders who buy life insurance and for those who pay premiums up front.

The Property and Casualty Group's private passenger auto new business policies in force increased 6.9% to 146,594 at December 31, 2006. Despite the increase in private passenger auto new business policies in force, new business premiums written remained consistent with 2005 levels. New business private passenger auto premiums totaled $150.3 million in 2006 compared to $149.1 million in 2005. The Property and Casualty Group's rate reductions implemented in 2005 and 2006 had the most significant dollar impact in the private passenger auto line of business in the state of Pennsylvania. These 2005 rate reductions were on certain coverages for new private passenger auto policyholders with no claims or violations, as well as other discounts and pricing variable interactions. The new private passenger auto premium decrease is also affected by shifts in the mix of personal lines business to lower premium price tiers. To stimulate growth, we implemented a new incentive program effective July 1, 2006, in which eligible agents will receive a $50 bonus on each new private passenger auto policy. This program runs through December 31, 2007. The homeowners line of business new business premium increased to $78.8 million in 2006 from $78.7 million in 2005. While homeowners new business policies in force increased 1.3% to 166,971 at December 31, 2006, the impact of rate reductions in this line has kept the premiums essentially flat for the year.



Renewal premiums written decreased 4.3% on personal lines policies during 2006 and decreased 0.3% in 2005. The overall decrease also reflects the impact of the rate reductions and change in the mix by tier of personal lines business written by the Property and Casualty Group. An improvement was seen in the renewal business with the year-over-year policy retention ratio for personal lines of 90.1% in 2006, compared to 89.1% and 88.8% in 2005 and 2004, respectively. The year-over-year policy retention ratio for private passenger auto was 90.8% in 2006 and 90.0% in 2005 and 2004.

Growth in industry private passenger auto premiums for 2007 is expected to be modest as a result of competitive pricing and, generally, a lack of price-shopping by consumers. For the industry, homeowners rate of premium growth has slowed by nearly 50% since 2002, which in turn may slow homeowners exposure growth. The Property and Casualty Group's most significant rate reductions effective in 2005 that are continuing to be earned in 2006 are in homeowners in the states of Pennsylvania and Virginia and private passenger auto in Pennsylvania and Ohio. Rate actions approved for 2007 were primarily private passenger auto in Pennsylvania and for homeowners in the state of Maryland.

**Commercial lines**–Commercial lines new business premiums written decreased 1.5% to $120.4 million in 2006 from $122.3 million in 2005, which had increased 4.0% from $117.5 million in 2004. The year-over-year average premium per policy on commercial lines new business decreased 3.2% to $1,575 in 2006, from $1,626 in 2005, which was 1.2% higher than the average of $1,607 in 2004. Commercial lines new business policies in force were 76,478 at December 31, 2006, up 1.7% from 75,197 at December 31, 2005, which was up 2.8% from 73,164 at December 31, 2004. Total commercial lines policies in force increased 1.3% in 2006 to 484,953.

While new policies in force have increased, the average premium per policy on commercial lines has declined, reflecting rate decreases and changes in the size and risk characteristics of policyholders to more preferred risks, driving the overall decrease in commercial lines new business premiums written. A more refined process of evaluating certain commercial accounts using predictive modeling, which was first implemented in 2005, is being used to gain a better alignment between rate and risk level which should continue to improve commercial lines policy growth and profitability.

Renewal premiums written decreased 3.2% on commercial lines policies during 2006, while renewal premiums written had increased 1.4% during 2005. The overall decrease is reflective of the impact of rate reductions and changes in the mix of business. The year-over-year average policy retention ratio for commercial lines was 85.4%, 85.2% and 85.1% in 2006, 2005 and 2004, respectively.

Industry commercial rate levels weakened in 2005 and 2006 with further price pressure expected in 2007. The Property and Casualty Group's most significant rate reductions, effective in 2005 that are continuing to be earned in 2006, are in commercial multi-peril and workers compensation in the state of Pennsylvania and commercial auto in the state of Virginia. Rate actions approved for 2007 are primarily for commercial multi-peril in the states of Ohio and New York and workers compensation in Maryland.

**Future trends–premium revenue**–We are continuing our efforts to grow premiums and improve our competitive position in the marketplace. We appointed 139 new agencies in 2006 compared to 65 new agency appointments in 2005. We expect this trend of increasing appointments to continue with a goal of appointing 200 new agencies in 2007. Expanding the size of the agency force will contribute to future growth as new agents build up their book of business with the Property and Casualty Group. We are continuing to evaluate the interactions used in our pricing segmentation model for personal lines and potential new personal lines product extensions and enhancements that could be offered.

## Service agreement revenue

Service agreement revenue includes service charges we collect from policyholders for providing extended payment terms on policies written by the Property and Casualty Group. The service charges are fixed dollar amounts per billed installment. Such service charge revenue amounted to $29.2 million in 2006, $20.5 million in 2005 and $21.1 million in 2004. Contributing to the 42.2% increase in service agreement revenue in 2006 was an increase in the service charge assessed to policyholders from $3 to $5 per installment, effective for policies renewing on or after January 1, 2006, that are paid in installments. Shifts in the billing plans selected by policyholders from those where a fee is assessed to those where a fee is not assessed have offset some of the increase in the per-installment charge. The shift to the no-fee, single payment plan is being driven by a newly introduced pricing discount for new private passenger auto policyholders as well as consumers' desire to not incur our service charges.



## Cost of management operations

| | Years ended December 31, | | | | |
|---|---|---|---|---|---|
| *(in thousands)* | **2006** | **% change 2006 over 2005** | 2005 | % change 2005 over 2004 | 2004 |
| Commissions | **$ 554,041** | **2.7 %** | $ 539,438 | 1.7 % | $ 530,427 |
| Personnel costs | **136,384** | **9.4** | 124,689 | 10.0 | 113,337 |
| Survey and underwriting costs | **25,040** | **14.0** | 21,964 | 26.8 | 17,328 |
| Sales and policy issuance costs | **22,945** | **3.8** | 22,096 | 1.8 | 21,709 |
| All other operating costs | **47,273** | **9.0** | 43,386 | 4.5 | 41,528 |
| All other non-commission expense | **231,642** | **9.2** | 212,135 | 9.4 | 193,902 |
| Total cost of management operations | **$ 785,683** | **4.5 %** | $ 751,573 | 3.8 % | $ 724,329 |

## Key points

- *Normal commissions decreased during 2006 due to lower Property and Casualty Group premium volume, but were offset by higher agent bonus awards driving the 2.7% increase in 2006.*
- *Included in the 9.4% increase in personnel costs were higher salaries and wages due to higher average pay rates and increases in staffing levels in 2006 compared to 2005, as a result of higher information technology personnel costs utilized by us.*
- *The increase in survey and underwiting costs stemmed from a modest increase in application activity and increased number of workers compensation policy audits that resulted in more underwriting costs in 2006 compared to 2005.*

*Commissions*—Commissions to independent agents, which are the largest component of the cost of management operations, include scheduled commissions earned by independent agents on premiums written, accelerated commissions and agent bonuses and are outlined in the following table:

| | Years ended December 31, | | | | |
|---|---|---|---|---|---|
| *(in thousands)* | **2006** | **% change 2006 over 2005** | 2005 | % change 2005 over 2004 | 2004 |
| Scheduled rate commissions | **$ 451,531** | **( 2.6)%** | $ 463,473 | ( 3.4)% | $ 479,898 |
| Accelerated rate commissions | **1,598** | **( 35.8)** | 2,490 | ( 59.8) | 6,191 |
| Agent bonuses | **94,754** | **33.3** | 71,083 | 54.0 | 46,163 |
| Promotional incentives | **2,434** | **35.8** | 1,792 | NM | 175 |
| $50 personal auto bonus | **2,724** | **NM** | — | — | — |
| Commission impact of change in allowance for mid-term policy cancellations | **1,000** | **NM** | 600 | NM | ( 2,000) |
| Total commissions | **$ 554,041** | **2.7 %** | $ 539,438 | 1.7 % | $ 530,427 |

NM = not meaningful

**Scheduled and accelerated rate commissions**—Scheduled rate commissions decreased 2.6%, or $11.9 million in 2006, impacted by a 3.9% decrease in the direct written premiums of the Property and Casualty Group in 2006. This decrease was concentrated in the personal lines of business (comprising approximately 70% of the Property and Casualty Group business based on direct written premium), which have lower commission rates than commercial lines of business. The decrease in scheduled rate commissions of only 2.6%, when compared to the reduction in direct written premiums of 3.9%, is reflective of this mix of premium dollars.



Commercial commission rate reductions that were effective for premiums collected after December 31, 2004, resulted in a $20.5 million reduction in scheduled rate commissions in 2005. Commissions accrued at the end of 2004 were reduced by $5.2 million related to commissions to be paid in 2005 on uncollected 2004 policy premium.

Accelerated rate commissions are offered under specific circumstances to certain newly-recruited agents for their initial three years. In 2004, new agency appointments were slowed in conjunction with efforts to control exposure growth. With fewer new agent appointments and the expiration of existing accelerated commission contracts, accelerated commission costs have been decreasing. In 2005, new agency appointments resumed with 65 new agencies appointed. There were 139 new agency appointments in 2006. Accelerated commissions are expected to increase in the future, as new agent appointments increased in 2006 and are expected to continue to increase in 2007.

**Agent bonuses**—Agent bonuses are based predominantly on an individual agency's property/casualty underwriting profitability over a three-year period. There is also a growth component to the bonus, paid only if the agency is profitable. The estimate for the bonus is modeled on a monthly basis using the two prior years actual underwriting data by agency combined with the current year-to-date actual data. The 33.3%, or $23.7 million, increase in agent bonuses in 2006 reflects the impact of underwriting profitability of the Property and Casualty Group in 2006, as well as the improvements in underwriting profitability in 2005 and 2004, a record underwriting profitability for us in those three years. The agent bonus award was estimated at $92.9 million for 2006. Of this estimate, $89.6 million represents the profitability component and $3.3 million represents the growth component of the award.

**$50 personal auto bonus**—In 2006, a new incentive program was implemented that pays a $50 bonus to agents for each qualifying new private passenger auto policy issued. The cost of this program in 2006 was $2.7 million and is estimated to be $7.3 million for 2007. This program runs through December 31, 2007.

*Other costs of management operations*—Personnel-related costs, the second largest component in cost of management operations, increased 9.4%, or $11.7 million, in 2006. Salaries and wages increased 9.7%, or $9.2 million. Contributing to the higher salaries was a 5.1% increase in average pay rate and a 3.1% increase in staffing levels that include increased absorption of information technology personnel no longer deployed to the ERIE*Connection*® program. These personnel are being utilized on Company projects rather than projects of affiliated entities. The compensation expense for the executive incentive plans decreased $0.2 million due to a reduction in the estimates for the incentive plan payouts attributable to lower-than-targeted Property and Casualty Group premium production.

**Cost of management operations components**



Commissions 71%
Personnel costs 17%
Underwriting costs 3%
Policy issuance costs 3%
Other operating costs 6%


Employee benefit costs for 2006, which are included in personnel costs, increased $1.8 million, or 7.7%. Employee benefit costs include a curtailment of costs that was recognized in conjunction with the second quarter 2006 termination of the retiree health benefit plan. The retiree heallth benefit expenses decreased $1.8 million in 2006 primarily as a result of the curtailment of costs and the re-measured retiree health benefit obligation. Offsetting this decrease were increases to pension benefit costs of $1.6 million resulting from the change in discount rate assumption used to calculate the pension expense to 5.75% in 2006 from 6.00% in 2005. The assumed discount rate selected to calculate 2007 pension expense is 6.25%. Health plan benefit costs grew $0.5 million primarily due to increased severities within the plan.

Survey and underwriting costs increased a total of $3.1 million in 2006. The 3.6% increase in submitted applications for potential policyholders and increased number of workers compensation policy audits contributed to higher underwriting costs. Contributing to the increase in 2005 was the cost of obtaining insurance scores of $4.0 million on new and renewal personal lines business. We began using insurance scoring in the latter half of 2004 on renewal personal lines business only and had incurred $0.4 million in 2004 for insurance scores.

*Future trends—cost of management operations*—The competitive position of the Property and Casualty Group is based on many factors, including price considerations, service levels, ease of doing business, product features and billing arrangements, among others. Pricing of Property and Casualty Group policies is directly affected by the cost structure of the Property and Casualty Group and the underlying costs of sales, underwriting and policy issuance activities we perform for the Property and Casualty Group. In 2006, we have worked to better align our growth in costs to our growth in premium over the long-term. Our goal for 2006 was to hold growth in non-commission costs to 9% or less. Actual growth in non-commission costs for 2006 was 9.2%. Our goal for 2007 is to hold growth in non-commission costs again to 9% or less, which incorporates a significant investment in information technology.

### Insurance underwriting operations

| (in thousands) | 2006 | % change 2006 over 2005 | 2005 | % change 2005 over 2004 | 2004 |
|---|---|---|---|---|---|
| | | Years ended December 31, | | | |
| Premiums earned | **$ 213,665** | **( 1.0)%** | $ 215,824 | 3.7 % | $ 208,202 |
| Losses and loss adjustment expenses incurred | **139,630** | **( 0.5)** | 140,385 | ( 8.4) | 153,220 |
| Policy acquisition and other underwriting expenses | **60,665** | **0.3** | 60,489 | 1.9 | 59,346 |
| Total losses and expenses | **200,295** | **( 0.3)** | 200,874 | ( 5.5) | 212,566 |
| Underwriting income (loss) | **$ 13,370** | **( 10.6)%** | $ 14,950 | NM | $ ( 4,364) |

NM = not meaningful

## Key points

- *Moderating pricing offset by improving frequency and severity trends resulted in favorable accident year combined ratios in 2004, 2005 and 2006.*
- *An increased level of catastrophe losses contributed 4.0 points to the 2006 combined ratio compared to 0.5 points in 2005 and 1.9 points in 2004.*
  - *the Property and Casualty Group was not impacted by significant catastrophes in 2006 and was unaffected by any of the major hurricanes of 2005, including Hurricanes Katrina, Rita and Wilma;*
- *Favorable development of prior accident year losses, excluding salvage and subrogation, improved the GAAP combined ratio by 1.9 points in 2006.*



### Profitability measures

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | Years ended December 31, | | |
| Erie Indemnity Company GAAP Loss and LAE ratio | **65.4** | 65.0 | 73.6 |
| Erie Indemnity Company GAAP combined ratio(1) | **93.7** | 93.1 | 102.1 (3) |
| P&C Group statutory combined ratio | **93.5** | 90.5 | 95.6 |
| P&C Group adjusted statutory combined ratio(2) | **89.4** | 85.7 | 90.1 |
| Direct business: | | | |
| Personal lines adjusted statutory combined ratio | **90.6** | 88.6 | 88.9 |
| Commercial lines adjusted statutory combined ratio | **88.5** | 83.1 | 92.3 |
| Prior accident year reserve development—(redundancy) deficiency | **( 1.9)** | 1.2 | ( 0.4) |
| Salvage and subrogation recoveries collected | **( 1.6)** | ( 1.5) | ( 1.5) |
| Total loss ratio points from prior accident years | **( 3.5)** | ( 0.3) | ( 1.9) |

(1) The GAAP combined ratio, expressed as a percentage, is the ratio of losses, loss adjustment, acquisition and other underwriting expenses incurred to earned premiums. Our GAAP combined ratios are different than the results of the Property and Casualty Group due to certain GAAP adjustments and the effects of the excess-of-loss reinsurance agreement between our property/casualty insurance subsidiaries and the Exchange. The excess-of-loss reinsurance agreement was terminated December 31, 2005. See the Catastrophe Losses section following that describes impacts from this agreement.

(2) The adjusted statutory combined ratio removes the profit margin on the management fee we earn from the Property and Casualty Group.

(3) For 2004, the less favorable GAAP combined ratio, as compared to the statutory combined ratio, was driven by $7.7 million of charges recorded by our property/casualty insurance subsidiaries under the intercompany excess-of-loss reinsurance agreement, resulting in a variance of 3.7 GAAP combined ratio points. A significant portion of these charges represented the reversal of recoveries for the 2003 accident year originally recorded for losses incurred from Hurricane Isabel.

## Development of direct loss reserves



Adjusted statutory combined ratio vs. industry
P&C Group
U.S. Industry (1)
Combined ratio
120
110
100
90
80
2002
2003
2004
2005
2006 (2)
Years ended December 31


(1) Source for U.S. Industry data: A.M. Best Company
(2) 2006 U.S. Industry combined ratio is estimated per A.M. Best Company

Our 5.5% share of the Property and Casualty Group's positive development of prior accident year losses, after removing the effects of salvage and subrogation recoveries, was $4.0 million in 2006 and improved the combined ratio by 1.9 points. Of the $4.0 million, $2.2 million related to the personal auto line of business. The Property and Casualty Group released reserves in 2006 on prior accident quarters for automobile bodily injury and uninsured/underinsured motorist bodily injury, predominantly from 2004 and 2005 accident quarters. The quarterly evaluations in 2006 showed that the expected loss ratios used in the Bornhuetter-Ferguson method at year-end 2005 did not recognize the full extent of claim frequency decline that occurred in 2004 and 2005. Reserves were also released in the amount of $1.4 million related to the homeowners line for an acceleration in severity trend noted in 2005 that did not continue in 2006.

Some current trends the Property and Casualty Group experienced in 2006 included the following: In 2006, we saw property damage and collision frequencies improving at a rate faster than the industry, and severity trends began to moderate on these coverages. Bodily injury severity has progressively risen during 2006, while frequency has dropped to be more in line with the industry. Overall, loss costs for private passenger auto have remained relatively flat, with the exception of bodily injury. Homeowners frequencies were decreasing at the start of the year, but are no longer decreasing, and loss costs have shown signs of increasing. Frequency is beginning to flatten on our commercial multi-peril, workers compensation and commercial auto lines and severity increases slowed in 2006.



Our share of the Property and Casualty Group's adverse development after removing the effects of salvage and subrogation recoveries was $2.6 million in 2005, which includes the effects of our share of the adverse development in the automobile catastrophe liability reserve. We did experience positive development in 2005 in the commercial multi-peril and private passenger auto uninsured motorists line of business. The positive development in 2004 was experienced primarily in the homeowners and commercial multi-peril lines of business. Generally we experienced improving loss development trends, which were reflected in the new estimate of prior year reserves. Contributing to the improving loss development on prior accident year losses was the implementation of new claims tools, such as new property loss estimation software, which has helped in controlling property claims severity.

## Catastrophe losses

Catastrophes are an inherent risk of the property/casualty insurance business and can have a material impact on our insurance underwriting results. In addressing this risk, we employ what we believe are reasonable underwriting standards and monitor our exposure by geographic region. The Property and Casualty Group maintains property catastrophe reinsurance coverage from unaffiliated insurers. Our property/casualty insurance subsidiaries previously had an all-lines excess-of-loss reinsurance agreement with the Exchange that was purchased to mitigate the effect of catastrophe losses on our financial position. The excess-of-loss agreement was not renewed for the 2006 accident year due to the proposed pricing for the coverage as well as the loss profile of the Property and Casualty Group. The Property and Casualty Group maintains sufficient property catastrophe coverage from unaffiliated reinsurers and no longer participates in the assumed reinsurance business, which lowers the variability of the underwriting results of the Property and Casualty Group.

During 2006, 2005 and 2004, our share of catastrophe losses, as defined by the Property and Casualty Group, amounted to $8.5 million, $1.2 million and $4.0 million, respectively, or 4.0 points, 0.5 points and 1.9 points, respectively, of the loss ratio. The Property and Casualty Group's normalized catastrophe level is about 5 loss ratio points per accident year. Storm-related losses resumed to more normalized levels in

2006, with wind and hailstorms concentrated primarily in Indiana and Ohio driving a majority of these catastrophe losses. Catastrophe losses were well below normal levels in 2005. There was no impact on the Property and Casualty Group's underwriting results from Hurricanes Katrina, Rita or Wilma during 2005. The 2004 catastrophe losses were largely driven by Hurricane Ivan, which affected the states of North Carolina, Virginia, West Virginia and Pennsylvania.

The charges and recoveries under the excess-of-loss reinsurance agreement are recorded to our loss and loss adjustment expenses on the Consolidated Statements of Operations. Included in the 2006 net changes to recoveries under the excess-of-loss agreement of $1.0 million are charges for unexpired accident years of $0.1 million, plus charges of $0.9 million related to the commutation of the 2001 accident year.

In accordance with the reinsurance agreement, commutation of an accident year occurs five years after the accident year expires. The unpaid loss recoverable related to the 2001 accident year, or $7.7 million, was settled with the Exchange in December 2006. The present value of the estimated losses from the 2001 accident year, or $6.8 million, was commuted to the Exchange and resulted in a charge to us of $0.9 million. Cash settlements of the present value of these losses are expected to occur in the first quarter of 2007.

Included in the 2005 net changes to recoveries under the excess-of-loss reinsurance agreement of $2.2 million are charges for unexpired accident years of $1.5 million, plus charges of $0.7 million related to the commutations of the 1999 and 2000 accident years. The unpaid loss recoverable related to the 1999 and 2000 accident year totaled $5.4 million. The present value of these estimated losses amounted to $4.7 million, and were settled in cash with the Exchange in 2005 and 2006.

We did not renew the excess-of-loss reinsurance agreement with the Exchange for the 2006 accident year. As a result, no premiums were paid to the Exchange in 2006. If the coverage had been in effect for the 2006 accident year we would not have realized any recoveries under this reinsurance agreement. We have the option of purchasing the coverage for future accident year periods. While the excess-of-loss reinsurance agreement was not renewed for 2006, the unexpired accident years of 2002 through 2005 will be settled and losses will be commuted as the 60-month periods expire.



### Investment operations

| | Years ended December 31, | | | | |
|---|---|---|---|---|---|
| *(in thousands)* | **2006** | **% change 2006 over 2005** | 2005 | % change 2005 over 2004 | 2004 |
| Net investment income | **$ 55,920** | **( 9.2)%** | $ 61,555 | 0.9 % | $ 60,988 |
| Net realized gains on investments | **1,335** | **( 91.5)** | 15,620 | ( 15.5) | 18,476 |
| Equity in earnings of limited partnerships | **41,766** | **9.7** | 38,062 | NM | 8,655 |
| Equity in earnings of EFL | **4,604** | **26.6** | 3,636 | ( 35.0) | 5,598 |
| Net revenue from investment operations | **$ 103,625** | **( 12.8)%** | $ 118,873 | 26.8 % | $ 93,717 |

NM = *not meaningful*

### Key points

- *Net investment income decreased 9.2% due to decreased assets held during 2006 in support of our share repurchase plans. Funds used to repurchase treasury shares amounted to $217.4 million in 2006, compared to $99.0 million in 2005.*
- *Net realized gains on sales of common stock, before consideration of impairment charges, decreased $5.5 million to $6.7 million in 2006. Impairment charges taken on common stocks increased $3.4 million to $4.1 million in 2006.*
- *Limited partnership earnings have been strong in 2006 given the current favorable financial market conditions. In 2005, earnings of limited partnerships reflect a correction in accounting for the market value adjustment that increased earnings by $10.1 million in that year.*

- *EFL's decrease in net income in 2005 compared to 2004 resulted from a decrease in realized capital gains of more than $9 million and a charge of $2.5 million relating to the implementation of a new reserve valuation system.*

Included in net investment income are primarily interest and dividends on our fixed maturity and equity security portfolios. The decline in net investment income in 2006 is primarily due to continued repurchases of our common stock under our stock repurchase program, which had increased activity in 2006 compared to 2005, thus limiting the funds available for investment operations. Investments were liquidated in the current year to help fund stock repurchases. The stock repurchase program runs through 2009.

Net realized gains on investments generally pertain to gains and losses on bonds, preferred stocks and common stocks. Impairment losses are also a component of net realized gains. In 2005, we were continuing to sell common stock securities in conjunction with completing the transition to the use of external equity managers. In 2006, impairment charges totaled $6.4 million compared to charges of $4.4 million in 2005.

The performance of our fixed maturities and equity securities, compared to selected market indices, is presented below.

### Pre-tax annualized returns

| | Two years ended December 31, 2006 |
|---|---|
| Fixed maturities—corporate | **3.95 %** |
| Fixed maturities—municipal(1) | **3.25** |
| Preferred stock(1) | **5.13** |
| Common stock(2) | **11.43** |
| Other indices: | |
| Lehman Brothers—U.S. Aggregate | **3.38** |
| S&P 500 Composite Index | **10.24 %** |

(1) Interest and dividends of municipal bonds and certain preferred stocks are tax exempt. The percentages in the table are actual yields, but do not incorporate the additional benefit received resulting from the tax advantage.

(2) Return is net of fees to external managers.

The components of equity in earnings of limited partnerships are as follows:

| | Years ended December 31, | | | | |
|---|---|---|---|---|---|
| *(in thousands)* | **2006** | **% change 2006 over 2005** | 2005 | % change 2005 over 2004 | 2004(1) |
| Private equity | **$ 18,665** | **( 18.9)%** | $ 23,027 | NM | $ 2,324 |
| Real estate | **17,634** | **71.2** | 10,302 | NM | 4,350 |
| Mezzanine debt | **5,467** | **15.5** | 4,733 | NM | 1,981 |
| Total equity in earnings of limited partnerships | **$ 41,766** | **9.7 %** | $ 38,062 | NM | $ 8,655 |

NM = not meaningful

(1) Does not include valuation adjustments

Limited partnership earnings pertain to investments in U.S. and foreign private equity, real estate and mezzanine debt partnerships. Valuation adjustments are recorded to reflect the fair value of limited partnerships. These adjustments are recorded as a component of equity in earnings of limited partnerships in the Consolidated Statements of Operations in 2006 and 2005. The limited partnership market value adjustment was recorded as a component of shareholders' equity in 2004 and totaled $7.2 million.

Private equity and mezzanine debt limited partnerships generated earnings, excluding valuation adjustments, of $15.3 million, $20.3 million and $4.3 million in 2006, 2005 and 2004, respectively. Real estate limited partnerships included earnings of $10.6 million, $7.7 million and $4.4 million in 2006, 2005 and 2004, respectively. Impairment charges on limited partnerships were $1.2 million in 2004. Limited partnerships have experienced favorable earnings due to strong market and economic conditions in 2006. Limited partnership earnings tend to be cyclical based on market conditions, the age of the partnership and the nature of the investments.

# Financial condition

## Investments

Our investment strategy takes a long-term perspective emphasizing investment quality, diversification and superior investment returns. Investments are managed on a total return approach that focuses on current income and capital appreciation. Our investment strategy also provides for liquidity to meet our short- and long-term commitments. At December 31, 2006 and 2005, our investment portfolio of investment-grade bonds, common stock, investment-grade preferred stock and cash and cash equivalents represents 36.2% and 40.3%, respectively, of total assets. These investments provide the liquidity we require to meet the demands on our funds.

**Distribution of investments**

| | Carrying value at December 31, | | | |
|---|---|---|---|---|
| *(in thousands)* | **2006** | % | 2005 | % |
| Fixed maturities | **$ 836,738** | **63 %** | $ 972,210 | 70 % |
| Equity securities: | | | | |
| Preferred stock | **133,401** | **10** | 170,774 | 12 |
| Common stock | **117,246** | **9** | 95,560 | 6 |
| Limited partnerships: | | | | |
| Real estate | **108,712** | **8** | 60,969 | 4 |
| Private equity | **82,463** | **6** | 64,437 | 5 |
| Mezzanine debt | **39,771** | **3** | 27,753 | 2 |
| Real estate mortgage loans | **4,726** | **1** | 4,885 | 1 |
| Total investments | **$ 1,323,057** | **100 %** | $ 1,396,588 | 100 % |

We continually review the investment portfolio to evaluate positions that might incur other-than-temporary declines in value. For all investment holdings, general economic conditions and/or conditions specifically affecting the underlying issuer or its industry, including downgrades by the major rating agencies, are considered in evaluating impairment in value. Other factors considered in our review of investment valuation are the length of time the market value is below cost and the amount the market value is below cost.

There is a presumption of impairment for common equity securities when the decline is, in our opinion, significant and of an extended duration. We consider market conditions, industry characteristics and the fundamental operating results of the issuer to determine if sufficient objective evidence exists to refute the presumption of impairment. When the presumption of impairment is confirmed, we will recognize an impairment charge to operations. Common stock impairments are included in realized losses in the Consolidated Statements of Operations.

For fixed maturity and preferred stock investments, we individually analyze all positions with emphasis on those that have, in our opinion, declined significantly below cost. We consider market conditions, industry characteristics and the fundamental operating results of the issuer to determine if the decline is due to changes in interest rates, changes relating to a decline in credit quality, or other issues affecting the investment. A charge is recorded in the Consolidated Statements of Operations for positions that have experienced other-than-temporary impairments due to credit quality or other factors, or for which it is not our intent to hold the position until recovery has occurred.

### Fixed maturities



Carrying value at December 31, 2006
U.S. corporate debt 43%
Municipal securities 40%
Foreign corporate debt 10%
Redeemable preferred stock 3%
Other 4%


Under our investment strategy, we maintain a fixed maturities portfolio that is of high quality and well diversified within each market sector. This investment strategy also achieves a balanced maturity schedule in order to moderate investment income in the event of interest rate declines in a year in which a large amount of securities could be redeemed or mature. The fixed maturities portfolio is managed with the goal of achieving reasonable returns while limiting exposure to risk.

Fixed maturities classified as available-for-sale are carried at market value with unrealized gains and losses, net of deferred taxes, included in shareholders' equity. At December 31, 2006, the net unrealized gain on fixed maturities, net of deferred taxes, amounted to $4.3 million, compared to $6.4 million at December 31, 2005.

### Equity securities

**Diversification of equity securities**



Carrying value at December 31, 2006
U.S. nonredeemable prefered stock 51%
U.S. common stock 35%
Foreign common stock 12%
Foreign nonredeemable preferred stock 2%


Our equity securities consist of common stock and nonredeemable preferred stock. Investment characteristics of common stock and nonredeemable preferred stock differ substantially from one another. Our nonredeemable preferred stock portfolio provides a source of highly predictable current income that is competitive with investment-grade bonds. Nonredeemable preferred stocks generally provide fixed or floating rates of dividends that, while not guaranteed, resemble fixed income securities and must be paid before common stock dividends. Common stock provides capital appreciation potential within the portfolio. Common stock investments inherently provide no assurance of producing income because dividends are not guaranteed.



Our equity securities are carried on the Consolidated Statements of Financial Position at market value. At December 31, 2006, the unrealized gain on equity securities, net of deferred taxes, amounted to $17.8 million, compared to $11.0 million at December 31, 2005.

### Limited partnership investments

During 2006, investments in limited partnerships increased $77.8 million to $230.9 million driven by market value appreciation and capital additions. Mezzanine debt and real estate limited partnerships, which comprise 64.3% of the total limited partnerships, produce a more predictable earnings stream while private equity limited partnerships, which comprise 35.7% of the total limited partnerships, tend to provide a less predictable earnings stream but the potential for greater long-term returns.

### Shareholders' equity

Shareholders' equity decreased by $21.1 million, net of tax, at December 31, 2006, as a result of initially applying the recognition provisions of Financial Accounting Standard No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)." This statement requires that we recognize the funded status of our postretirement benefit plans in the statement of financial position, with a corresponding adjustment to accumulated other comprehensive income, net of tax.

## Liabilities

### Property/casualty loss reserves

Loss reserves are established to account for the estimated ultimate costs of loss and loss adjustment expenses for claims that have been reported but not yet settled and claims that have been incurred but not reported.

Loss and loss adjustment expense reserves are presented on our Statements of Financial Position on a gross of reinsurance basis for EIC, EINY and EIPC. Our property/casualty insurance subsidiaries wrote about 17% of the direct property/casualty premiums of the Property and Casualty Group in 2006. Under the terms of the Property and Casualty Group's quota share and intercompany pooling arrangement, a significant portion of these reserve liabilities are recoverable. Recoverable amounts are reflected as an asset on our Statements of Financial Position. The direct and assumed loss and loss adjustment expense reserves by major line of business and the related amount primarily recoverable from the intercompany pooling and excess-of-loss reinsurance agreements are presented below:

| | As of December 31, | |
|---|---|---|
| *(in thousands)* | **2006** | 2005 |
| Gross reserve liability | | |
| Personal lines: | | |
| Private passenger auto | **$ 373,108** | $ 413,118 |
| Catastrophic injury | **196,306** | 123,875 |
| Homeowners | **27,224** | 23,995 |
| Other personal | **11,416** | 6,978 |
| Commercial lines: | | |
| Workers compensation | **221,078** | 231,858 |
| Commercial auto | **87,202** | 83,688 |
| Commercial multi-peril | **73,542** | 65,891 |
| Catastrophic injury | **550** | 468 |
| Other commercial | **37,119** | 15,894 |
| Reinsurance | **46,025** | 53,694 |
| Gross reserves | **1,073,570** | 1,019,459 |
| Reinsurance recoverables(1) | **874,485** | 829,714 |
| Net reserve liability | **$ 199,085** | $ 189,745 |

(1) Includes $872.4 million in 2006 and $827.1 million in 2005 due from the Exchange.

As discussed previously, losses and loss adjustment expense reserves are developed using multiple estimation methods that generate point estimates. The estimate recorded is a function of detailed analysis of historical trends and actuarial and management expectations of future events and trends. The product coverage that has the greatest potential for variation is the pre-1986 automobile catastrophic injury liability reserve. The automobile no-fault law in Pennsylvania at that time provided for unlimited medical benefits. The estimation of ultimate liabilities for these claims is subject to significant judgment due to variations in claimant health and mortality over time. Because the coverage related to these claims is unique, ultimate losses are estimated on a claim-by-claim basis. An annual payment assumption is made for each claimant and then projected into the future based upon a particular assumption of the future inflation rate and life expectancy of the claimant. There are currently about 300 claimants requiring lifetime medical care, of which less than 100 involve catastrophic injuries. The reserve carried by the Property and Casualty Group for the catastrophic injury claimaints, which is our best estimate of this liability at this time, was $285.0 million at December 31, 2006, which is net of $155.7 million of anticipated reinsurance recoverables, compared to a liability of $262.8 million at December 31, 2005, which was net of $127.1 million of anticipated reinsurance recoverables. Our property/casualty subsidiaries' share of the net automobile catastrophic injury liability reserve is $15.7 million at December 31, 2006.

It is anticipated that these automobile no-fault claims will require payments over approximately the next 40 years. The impact of medical cost inflation in future years is a significant variable in estimating this liability over 40 years. We changed our medical inflation rate assumption for these reserves in 2006 from a flat 5% medical inflation assumption to a 10% annual increase in 2007 grading down 1% per year to an ultimate rate of 5%. A 100-basis point change in the medical cost inflation assumption would result in a change in net liability for us of $2.9 million. The claimants' future life expectancy is another significant variable. The life expectancy assumption underlying the estimate reflects experience to date. Actual experience, different than that assumed, could have a significant impact on the reserve estimate. Our share of the automobile catastrophic injury claim payments made was $0.9 million, $0.6 million and $0.4 million during 2006, 2005 and 2004, respectively.

At December 2006, the Property and Casualty Group had estimated reserves related to the assumed loss and loss adjustment expense for the September 11, 2001, event of $34.7 million. The most critical factor in the estimation of these losses, which is currently being litigated, is whether the destruction of the World Trade Center Towers will be considered a single event or two separate events. We believe the current reserves should be sufficient to absorb the potential development that may occur should the destruction of the World Trade Center Towers be considered two separate events.

## Impact of inflation

Property/casualty insurance premiums are established before losses and loss adjustment expenses, and therefore, before the extent to which inflation may impact such expenses are known. Consequently, in establishing premium rates, we attempt to anticipate the potential impact of inflation.

## Quantitative and qualitative disclosures about market risk

### Market risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, as well as other relevant market rate or price changes. The volatility and liquidity in the markets in which the underlying assets are traded directly influence market risk. The following is a discussion of our primary risk exposures, including interest rate risk, equity price risk and credit risk, and how those exposures are currently managed as of December 31, 2006.

### Interest rate risk

We invest primarily in fixed maturity investments, which comprised 63% and 70% of invested assets at December 31, 2006 and 2005, respectively. The value of the fixed maturity portfolio is subject to interest rate risk. As market interest rates decrease, the value of the portfolio goes up with the opposite holding true in rising interest rate environments. We do not hedge our exposure to interest rate risk since we have the capacity and intention to hold the fixed maturity positions until maturity. A common measure of the interest sensitivity of fixed maturity assets is modified duration, a calculation that utilizes maturity, coupon rate, yield and call terms to calculate an average age of the expected cash flows. The longer the duration, the more sensitive the asset is to market interest rate fluctuations. Convexity measures the rate of change of duration with respect to changes in interest rates. These factors are analyzed monthly to ensure that both the duration and convexity remain in the targeted ranges we established.

A sensitivity analysis is used to measure the potential loss in future earnings, fair values or cash flows of market-sensitive instruments resulting from one or more selected hypothetical changes in interest rates and other market rates or prices over a selected period. In our sensitivity analysis model, a hypothetical change in market rates is selected that is expected to reflect reasonably possible changes in those rates. The following pro forma information is presented assuming a 100-basis point increase in interest rates at December 31 of each year and reflects the estimated effect on the fair value of our fixed maturity investment portfolio. We used the modified duration of our fixed maturity investment portfolio to model the pro forma effect of a change in interest rates at December 31, 2006 and 2005.

### Fixed maturities interest-rate sensitivity analysis

| *(in thousands)* | As of December 31, | |
|---|---|---|
| 100-basis point rise in interest rates | **2006** | 2005 |
| Fair value of fixed income portfolio | **$ 836,738** | $ 972,210 |
| Fair value assuming 100-basis point change | **807,841** | 936,885 |

While the fixed income portfolio is sensitive to interest rates, the future principal cash flows that will be received are presented below by contractual maturity date. Actual cash flows may differ from those stated as a result of calls, prepayments or defaults. The $25 million surplus note due from EFL is included in the principal cash flows and is due in 2018.

| *(in thousands)* | | **December 31, 2006** |
|---|---|---|
| Fixed maturities, including note from EFL: | | |
| 2007 | **$** | **46,628** |
| 2008 | | **77,160** |
| 2009 | | **79,955** |
| 2010 | | **71,670** |
| 2011 | | **67,772** |
| Thereafter | | **502,477** |
| Total | **$** | **845,662** |
| Market value | **$** | **861,738** |
| | | December 31, 2005 |
| Fixed maturities, including note from EFL: | | |
| 2006 | $ | 83,351 |
| 2007 | | 61,664 |
| 2008 | | 96,083 |
| 2009 | | 96,015 |
| 2010 | | 81,885 |
| Thereafter | | 554,173 |
| Total | $ | 973,171 |
| Market value | $ | 997,210 |



### Equity price risk

Our portfolio of marketable equity securities, which is carried on the Consolidated Statements of Financial Position at estimated fair value, has exposure to price risk, the risk of potential loss in estimated fair value resulting from an adverse change in prices. We do not hedge our exposure to equity price risk inherent in our equity investments. Our objective is to earn competitive relative returns by investing in a diverse portfolio of high-quality, liquid securities. Portfolio holdings are diversified across industries and among exchange-traded small- to large-cap stocks. We measure risk by comparing the performance of the marketable equity portfolio to benchmark returns such as the S&P 500 Composite Index. Beta is a measure of a security's systematic (non-diversifiable) risk, which is the percentage change in an individual security's return for a 1% change in the return of the market. The average Beta for our common stock holdings was 1.03. Based on a hypothetical 20% reduction in the overall value of the stock market, the fair value of the common stock portfolio would decrease by approximately $24.2 million.

Our portfolio of limited partnership investments has exposure to market risks, primarily relating to the financial performance of the various entities in which they invested. The limited partnership portfolio comprises 17.5% of total invested assets at December 31, 2006. We achieve diversification within the limited partnership portfolio by investing in 101 partnerships that have 1,839 distinct investments. We review, at least quarterly, the limited partnership investments by sector, geography and vintage year. These limited partnership investments are diversified to avoid concentration in a particular industry or geographic area.

### Credit risk

Our objective is to earn competitive returns by investing in a diversified portfolio of securities. Our portfolios of fixed maturity securities, nonredeemable preferred stock, mortgage loans and, to a lesser extent, short-term investments are subject to credit risk. This risk is defined as the potential loss in market value resulting from adverse changes in the borrower's ability to repay the debt. We manage this risk by performing upfront underwriting analysis and ongoing reviews of credit quality by position and for the fixed maturity portfolio in total. We do not hedge the credit risk inherent in our fixed maturity investments.

Generally, the fixed maturities in our portfolio are rated by external rating agencies. If not externally rated, we rate them internally on a basis consistent with that used by the rating agencies. We classify all fixed maturities as available-for-sale securities, allowing us to meet our liquidity needs and provide greater flexibility to appropriately respond to changes in market conditions. The following table shows our fixed maturity investments by Standard & Poor's Corporation rating as of December 31, 2006:

| *(in thousands)*<br>Comparable S&P Rating | Amortized cost | Fair value | Percent of fair value to total |
|---|---|---|---|
| AAA, AA, A | $ 519,828 | $ 522,121 | 62.4 % |
| BBB | 281,132 | 283,762 | 33.9 |
| Total investment grade | $ 800,960 | $ 805,883 | 96.3 % |
| BB | 20,924 | 21,044 | 2.5 |
| B | 5,601 | 6,934 | 0.8 |
| CCC, CC, C | 2,576 | 2,877 | 0.4 |
| Total non-investment grade | $ 29,101 | $ 30,855 | 3.7 % |
| Total | $ 830,061 | $ 836,738 | 100.0 % |

We are also exposed to a concentration of credit risk with the Exchange. See the section, "Transactions and Agreements with Related Parties," for further discussion of this risk.



## Liquidity and capital resources

### Liquidity

Liquidity is a measure of an entity's ability to secure enough cash to meet its contractual obligations and operating needs. Our major source of funds from operations are the net cash flow generated from management operations, the net cash flow from Erie Insurance Company's and Erie Insurance Company of New York's 5.5% participation in the underwriting results of the reinsurance pool with the Exchange, and investment income from affiliated and nonaffiliated investments.

We generate sufficient net positive cash flow from our operations to fund our commitments and make capital investments. We maintain a high degree of liquidity in our investment portfolio in the form of readily marketable fixed maturities, equity securities and short-term investments. Net cash flows provided by operating activities for the years ended December 31, 2006, 2005 and 2004, were $270.4 million, $293.3 million and $251.5 million, respectively.

With respect to the management fee, funds are received from the Exchange generally on a premiums-collected basis. We have a receivable from the Exchange and affiliates related to the management fee receivable from premiums written, but not yet collected, as well as the management fee receivable on premiums collected in the current month. We pay nearly all general and administrative expenses on behalf of the Exchange and other affiliated companies. The Exchange reimburses us for these expenses on a paid-basis quarterly.

Management fee and other cash settlements due at December 31 from the Exchange were $205.5 million and $194.8 million in 2006 and 2005, respectively. A receivable from EFL for cash settlements totaled $3.0 million at December 31, 2006, compared to $3.9 million at December 31, 2005. The receivable due from the Exchange for reinsurance recoverable from unpaid loss and loss adjustment expenses and unearned premium balances ceded to the intercompany reinsurance pool rose 3.7% to $986.5 million from $951.4 million at December 31, 2006 and 2005, respectively. This increase is the result of corresponding increases in direct loss reserves, loss adjustment expense reserves of our property/casualty insurance subsidiaries that are ceded to the Exchange under the intercompany pooling agreement. The amounts due us from the Exchange represented 22.0% of the Exchange's total liabilities at December 31, 2006, and 20.2% at December 31, 2005.



Sources and uses of cash flows
Cash flows from operating activities
Shares repurchased ($)
Dividends paid
$ in thousands
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
2002
2003
2004
2005
2006
Years ended December 31




Cash flows provided by operating activities declined in 2006 primarily due to higher agent bonuses paid and reduced management fee revenues received. Agent bonuses paid during 2006 increased $27.9 million compared to 2005, reflecting improved underwriting profitability of the Property and Casualty Group. Agent bonuses expected to be paid in 2007 that relate to the period ended in 2006 is $90.2 million. An additional bonus commission was implemented in 2006 that pays an additional $50 to agents for each qualifying new private passenger auto policy. The cost of this program in 2006 was $2.7 million and is estimated to be $7.3 million for 2007. Salaries and wages paid during the year increased $10.6 million due to increases in average pay rates and staffing levels. Management fee revenues, as well as premiums collected, were lower in 2006 compared to 2005 primarily due to the significant rate reductions the Property and Casualty Group implemented in 2005 and 2006. Pension funding and employee benefits paid increased as there was an $8.1 million contribution made to the employee pension plan in 2006. In 2005, the maximum contribution that could be made to the plan under the IRS code was zero and therefore we could make no contribution to the plan. Beginning in 2007, our policy will be to contribute at least the minimum required contribution that is in accordance with the Pension Protection Act of 2006. As our financial condition allows, we may consider additional contributions in any given year. For 2007, the expected contribution amount is $14.2 million which does exceed the minimum required amount. Generally affiliated entities reimburse us about 50% of the net periodic benefit cost of the pension plan.

Cash flows provided by investing activities were $61.6 million in 2006 compared to cash used of $145.8 million in 2005 and $144.6 million in 2004. Proceeds from the sales, calls and maturities of fixed maturity positions totaled $359.5 million, $348.0 million and $263.4 million in 2006, 2005 and 2004, respectively. Proceeds from the sales of equity securities totaled $146.1 million, $95.7 million and $124.0 million in 2006, 2005 and 2004, respectively. During 2006, we continued to use our capital to repurchase shares of our common stock under our stock repurchase program. Shares repurchased totaled 4.0 million in 2006 at a total cost of $217.4 million, compared to 1.9 million shares repurchased in 2005 at a total cost of $99.0 million. During the second quarter of 2006, repurchases of 1.8 million shares of our Class A nonvoting common stock from the Black Interest Limited Partnership were made totaling $106.0 million. Certain investments, largely fixed maturities and preferred stock, were liquidated in 2006 to fund the additional repurchases made in 2006. The original stock repurchase program, which authorized the repurchase of up to $250 million of our Class A common stock from January 1, 2004, through December 31, 2006, received approval for a continuation from our Board of Directors in February 2006. The continuation approved the repurchase of an additional $250 million of our Class A common stock through December 2009. Approximately $130 million of outstanding repurchase authority remains under the program at December 31, 2006. We are opportunistic buyers of our stock and may or may not repurchase shares in 2007, depending on market conditions for our stock.

The increase in cash used in financing activities was largely the result of the share repurchase activity discussed above. Dividends paid to shareholders totaled $86.1 million, $81.9 million and $55.1 million in 2006, 2005 and 2004, respectively. Our capital management activities resulted in us increasing both our Class A and Class B shareholder quarterly dividends for 2005 by 51%. This change in dividends increased our 2005 payout by almost $27 million compared to the prior dividend level. This action was approved by our Board of Directors in December 2004 considering, among other factors, our strong financial results, capital levels and return on capital targets. Based on the share market price at the time of the decision, the new dividend provided a yield of about 2.8%. There are no regulatory restrictions on the payment of dividends to our shareholders, although there are state law restrictions on the payment of dividends from our subsidiaries to us. Dividends were increased by 10.8% in 2006 and have been approved at an 11.1% increase for 2007.

### Contractual obligations

Cash outflows are variable because the fluctuations in settlement dates for claims payments vary and cannot be predicted with absolute certainty. While volatility in claims payments could be significant for the Property and Casualty Group, the effect of this volatility on our performance is mitigated by the intercompany reinsurance pooling arrangement. The cash flow requirements for claims have not historically had a significant effect on our liquidity. Based on a historical 15-year average, about 50% of losses and loss adjustment expenses included in the reserve are paid out in the subsequent 12-month period and approximately 89% is paid out within a five-year period. Losses that are paid out after that five-year period are comprised of such long-tail lines as workers compensation and auto bodily injury. Such payments are reduced by recoveries under the intercompany reinsurance pooling agreement.



We have certain obligations and commitments to make future payments under various contracts. As of December 31, 2006, the aggregate obligations were:

| | Payments due by period | | | | |
|---|---|---|---|---|---|
| *(in thousands)* | Total | 2007 | 2008-2009 | 2010-2011 | 2012 and Thereafter |
| Fixed obligations: | | | | | |
| Limited partnership commitments(1) | $ 226,669 | $ 51,783 | $ 71,263 | $ 92,590 | $ 11,033 |
| Pension contribution(2) | 14,200 | 14,200 | 0 | 0 | 0 |
| Other commitments(3) | 31,514 | 15,692 | 11,635 | 4,187 | 0 |
| Operating leases—vehicles | 16,682 | 4,976 | 8,690 | 3,016 | 0 |
| Operating leases—real estate(4) | 6,916 | 2,871 | 3,196 | 849 | 0 |
| Operating leases—computers | 3,775 | 2,896 | 879 | 0 | 0 |
| Financing arrangements | 1,278 | 557 | 419 | 302 | 0 |
| Fixed contractual obligations | 301,034 | 92,975 | 96,082 | 100,944 | 11,033 |
| Gross loss and loss expense reserves | 1,073,570 | 536,785 | 315,630 | 105,210 | 115,945 |
| Gross contractual obligations(5) | $ 1,374,604 | $ 629,760 | $ 411,712 | $ 206,154 | $ 126,978 |

Gross contractual obligations net of estimated reinsurance recoverables and reimbursements from affiliates are as follows:

| (in thousands) | Total | Payments due by period 2007 | 2008-2009 | 2010-2011 | 2012 and Thereafter |
|---|---|---|---|---|---|
| Gross contractual obligations | $ 1,374,604 | $ 629,760 | $ 411,712 | $ 206,154 | $ 126,978 |
| Estimated reinsurance recoverables | 874,485 | 437,243 | 257,099 | 85,700 | 94,443 |
| Estimated reimbursements from affiliates | 42,901 | 18,768 | 18,049 | 6,084 | 0 |
| Net contractual obligations | $ 457,218 | $ 173,749 | $ 136,564 | $ 114,370 | $ 32,535 |

(1) Limited partnership commitments will be funded as required for capital contributions at any time prior to the agreement expiration date. The commitment amounts are presented using the expiration date as the factor by which to age when the amounts are due. At December 31, 2006, the total commitment to fund limited partnerships that invest in private equity securities is $92.0 million, real estate activities $89.9 million and mezzanine debt of $44.8 million. We expect to have sufficient cash flows from operations and from positive cash flows generated from existing limited partnership investments to meet these partnership commitments.

(2) The pension contribution for 2007 was estimated in accordance with the Pension Protection Act of 2006. Contributions anticipated in future years are expected to be an amount at least equal to the IRS minimum required contribution in accordance with this Act.

(3) Other commitments include various agreements for service, including such things as computer software, telephones, and maintenance.

(4) Operating leases—real estate are for 17 of our 23 field offices that are operated in the states in which the Property and Casualty Group does business and three operating leases are for warehousing facilities and remote office locations. One of the branch locations is leased from EFL.

(5) Gross contractual obligations do not include the obligations for our unfunded benefit plans, including the Supplemental Employee Retirement Plan (SERP) for our executive and senior management and the directors' retirement plan. The recorded accumulated benefit obligations for these plans at December 31, 2006, are $12.2 million. We expect to have sufficient cash flows from operations to meet the future benefit payments as they become due. See also Footnote 8 in the notes to the Consolidated Financial Statements.



## Off-balance sheet arrangements

Off-balance sheet arrangements include those with unconsolidated entities that may have a material current or future effect on our financial condition or results of operations, including material variable interests in unconsolidated entities that conduct certain activities. There are no off-balance sheet obligations related to our variable interest in the Exchange. Any liabilities between us and the Exchange are recorded in our Consolidated Statements of Financial Position. We have no other material off-balance sheet obligations or guarantees.

## Financial ratings

Our property/casualty insurers are rated by rating agencies that provide insurance consumers with meaningful information on the financial strength of insurance entities. Higher ratings generally indicate financial stability and a strong ability to pay claims. The ratings are generally based upon factors relevant to policyholders and are not directed toward return to investors. The insurers of the Erie Insurance Group are currently rated by A.M. Best Company as follows:

| | |
|---|---|
| Erie Insurance Exchange | A+ |
| Erie Insurance Company | A+ |
| Erie Insurance Property and Casualty Company | A+ |
| Erie Insurance Company of New York | A+ |
| Flagship City Insurance | A+ |
| Erie Family Life Insurance | A |

According to A.M. Best, a Superior rating (A+) is assigned to those companies that, in A.M. Best's opinion, have achieved superior overall performance when compared to the standards established by A.M. Best and have a superior ability to meet their obligations to policyholders over the long term. The A (Excellent) rating of EFL continues to affirm its strong financial position, indicating that EFL has an excellent ability to meet its ongoing obligations to policyholders. By virtue of its affiliation with the Property and Casualty

Group. EFL is typically rated one financial strength rating lower than the property/casualty companies by A.M. Best Company. The insurers of the Erie Insurance Group are also rated by Standard & Poor's, but this rating is based solely on public information. Standard & Poor's rates these insurers Api, "strong." Financial strength ratings continue to be an important factor in evaluating the competitive position of insurance companies.

### Regulatory risk-based capital

The standard set by the National Association of Insurance Commissioners (NAIC) for measuring the solvency of insurance companies, referred to as Risk-Based Capital (RBC), is a method of measuring the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. The RBC formula is used by state insurance regulators as an early warning tool to identify, for the purpose of initiating regulatory action, insurance companies that potentially are inadequately capitalized. In addition, the formula defines minimum capital standards that will supplement the current system of low fixed minimum capital and surplus requirements on a state-by-state basis. At December 31, 2006, the companies comprising the Property and Casualty Group all had RBC levels substantially in excess of levels that would require regulatory action.

## Transactions and agreements with related parties

### Board oversight

Our Board of Directors (Board) has broad oversight responsibility over intercompany relationships within Erie Insurance Group. As a consequence, the Board must make decisions or take actions that are not solely in the interest of our shareholders, but balance these interests in separate fiduciary duties such as:

- setting the management fee rate paid by the Exchange to us;
- determining the participation percentages of the intercompany pooling agreement;
- approving the annual shareholders' dividend; and
- ratifying any other significant intercompany activity, such as new cost-sharing agreements.

If the Board determines that the Exchange's surplus requires strengthening, it could decide to reduce the management fee rate, change our property/casualty insurance subsidiaries' intercompany pooling participation percentages or reduce the shareholder dividends level in any given year. The Board could also decide, under such circumstances, that we should provide capital to the Exchange, although there is no legal obligation to do so. The Board, however, recognizes that the long-term financial strength of the Exchange enures to our benefit.

### Intercompany agreements

Pooling–Members of the Property and Casualty Group participate in an intercompany reinsurance pooling agreement. Under the pooling agreement, all insurance business of the Property and Casualty Group is pooled in the Exchange. The Erie Insurance Company and Erie Insurance Company of New York share in the underwriting results of the reinsurance pool through retrocession. Since 1995, the Board of Directors has set the allocation of the pooled underwriting results at 5.0% participation for Erie Insurance Company, 0.5% participation for Erie Insurance Company of New York and 94.5% participation for the Exchange.

Excess-of-loss reinsurance–From 1997 through December 2005, our property/casualty insurance subsidiaries had in effect an all-lines aggregate excess-of-loss reinsurance agreement with the Exchange which was excluded from the intercompany pooling agreement. The excess-of-loss reinsurance agreement limited the amount of sustained ultimate net losses in any applicable accident year for the Erie Insurance Company and Erie Insurance Company of New York. Our management set the terms for this excess-of-loss reinsurance agreement, obtaining third party quotes in setting the premium, determining the loss level at which the excess agreement becomes effective and the portion of ultimate net loss to be retained by each of the companies. The Property and Casualty Group did not renew this coverage for the 2006 accident year.

Technology development–In connection with our eCommerce program incepted in 2002, a Cost-Sharing Agreement for Information Technology Development (Agreement) was in place between us and the Property and Casualty Group. The Agreement described how member companies of the Erie Insurance Group were to share certain costs incurred for the development and maintenance of a Web-based property/casualty policy processing and administration system (ERIE*Connection*®). Costs incurred since inception under this Agreement were $248.5 million, of which almost $7 million were incurred in 2006. During the first half of 2006, $5.4 million was incurred prior to ceasing development of ERIE*Connection*. During the second half of 2006, $1.6 million was incurred under the Agreement for costs of decommissioning the ERIE*Connection*® system and transferring policies over to our legacy systems. No further system development costs are expected to be accounted for under this Agreement. See also "Factors that may affect future results" herein.

Leased property–The Exchange leases certain office facilities to us on a year-to-year basis. Rents are determined considering returns on invested capital and building operating and overhead costs. Rental costs of shared facilities are allocated based on square footage occupied.

## Intercompany cost allocation

Our management makes judgments affecting the financial condition of the Erie Insurance Group companies, including the allocation of shared costs between the companies. Management must determine that allocations are consistently made in accordance with intercompany management service agreements, the attorney-in-fact agreements with the policyholders of the Exchange and applicable insurance laws and regulations. While allocation of costs under these various agreements requires management judgment and interpretation, such allocations are performed using a consistent methodology, which in management's opinion, adheres to the terms and intentions of the underlying agreements.

## Intercompany receivables



| *(in thousands)* | 2006 | Percent of total assets | 2005 | Percent of total assets |
|---|---|---|---|---|
| Reinsurance recoverable from and ceded unearned premiums to the Exchange | $ 986,536 | 32.4 % | $ 951,438 | 30.7 % |
| Other receivables from the Exchange and affiliates (management fees, costs & reimbursements) | 208,522 | 6.9 | 198,714 | 6.4 |
| Note receivable from EFL | 25,000 | 0.8 | 25,000 | 0.8 |
| Total intercompany receivables | $ 1,220,058 | 40.1 % | $ 1,175,152 | 37.9 % |

We have significant receivables from the Exchange that result in a concentration of credit risk. These receivables include unpaid losses and unearned premiums ceded to the Exchange under the intercompany pooling agreement and from management services performed by us for the Exchange. The policyholder surplus of the Exchange at December 31, 2006, on a statutory accounting basis totaled $4.1 billion. Credit risks related to the receivables from the Exchange are evaluated periodically by our management. Reinsurance contracts do not relieve us from our primary obligations to policyholders if the Exchange were unable to satisfy its obligation. We collect our reinsurance recoverable amount generally within 30 days of actual settlement of losses.

We also have a receivable from the Exchange for management fees and costs we pay on behalf of the Exchange. We also pay certain costs for, and are reimbursed by, EFL. Since our inception, we have collected these amounts due from the Exchange and EFL in a timely manner (normally quarterly). There is interest charged on the outstanding balance due from the Exchange until its quarterly settlement that is based on an independent mutual fund rate.

We have a surplus note for $25 million with EFL that is payable on demand on or after December 31, 2018. A second surplus note for $15 million was repaid to us by EFL on December 30, 2005. EFL paid interest to us on the surplus notes totaling $1.7 million in 2006 and $2.7 million in 2005. No other interest is charged or received on these intercompany balances due to the timely settlement terms and nature of the items.

# Factors that may affect future results

## Financial condition of the Exchange

We have a direct interest in the financial condition of the Exchange because management fee revenues are based on the direct written premiums of the Exchange and the other members of the Property and Casualty Group. Additionally, we participate in the underwriting results of the Exchange through the pooling arrangement in which our insurance subsidiaries have 5.5% participation. A concentration of credit risk exists related to the unsecured receivables due from the Exchange for certain fees, costs and reimbursements.

To the extent that the Exchange incurs underwriting losses or investment losses resulting from declines in the value of its marketable securities, the Exchange's policyholders' surplus would be adversely affected. If the surplus of the Exchange were to decline significantly from its current level, the Property and Casualty Group could find it more difficult to retain its existing business and attract new business. A decline in the business of the Property and Casualty Group would have an adverse effect on the amount of the management fees we receive and the underwriting results of the Property and Casualty Group. In addition, a significant decline in the surplus of the Exchange from its current level would make it more likely that the management fee rate would be reduced.

## Insurance premium rate actions

The changes in premiums written attributable to rate changes of the Property and Casualty Group directly affect underwriting profitability of the Property and Casualty Group, the Exchange and us. In 2006, the industry trend for insurers was growing price competition. Rate reductions have been implemented and additional reductions are being sought by the Property and Casualty Group in 2007 to recognize improved underwriting results and to be more price competitive. Pricing actions contemplated or taken by the Property and Casualty Group are subject to various regulatory requirements of the states in which these insurers operate. The pricing actions already implemented, or to be implemented through 2007, will also have an effect on the market competitiveness of the Property and Casualty Group's insurance products. Such pricing actions, and those of competitors, could affect the ability of our agents to sell and/or renew business. Management estimates that pricing actions approved, contemplated for filing and awaiting approval through 2006, could reduce premiums for the Property and Casualty Group by $83.8 million in 2007.

The Property and Casualty Group continues refining its pricing segmentation model for private passenger auto and homeowners lines of business. The rating plan includes significantly more pricing segments than the former plan, providing us greater flexibility in pricing for policyholders with varying degrees of risk. Insurance scoring is among the most significant risk factors incorporated into the rating plan. Refining pricing segmentation should enable us to provide more competitive rates to policyholders with varying risk characteristics, as risks can be more accurately priced over time.

The continued introduction of new pricing variables could impact retention of existing policyholders and could affect the Property and Casualty Group's ability to attract new policyholders.

## Policy growth

Premium levels attributable to growth in policies in force of the Property and Casualty Group directly affect the profitability of our management operations. Our recent focus, first on underwriting discipline and then on the implementation of the new rate classification plan through the pricing segmentation model, resulted in a reduction in new policy sales and policy retention ratios as expected in 2005. In 2006, as the pricing segmentation model is more mature, our growth in new policies in force has accelerated and retention ratios have improved. The continued growth of the policy base of the Property and Casualty Group is dependent upon its ability to retain existing and attract new policyholders. A lack of new policy growth or the inability to retain existing customers could have an adverse effect on the growth of premium levels for the Property and Casualty Group, and, consequently, lower management fees for us.

## Catastrophe losses

The Property and Casualty Group conducts business in 11 states and the District of Columbia, primarily in the mid-Atlantic, mid-western and southeastern portions of the United States. A substantial portion of the business is private passenger and commercial automobile, homeowners and workers compensation insurance in Ohio, Maryland, Virginia and, particularly, Pennsylvania. As a result, a single catastrophe occurrence or destructive weather pattern could materially adversely affect the results of operations and surplus position of the members of the Property and Casualty Group. Common catastrophe events include severe winter storms, hurricanes, earthquakes, tornadoes, wind and hail storms. In its homeowners line of insurance, the Property and Casualty Group is particularly exposed to an Atlantic hurricane, which might strike the states of North Carolina, Maryland, Virginia and Pennsylvania. The Property and Casualty Group maintains a property catastrophe reinsurance treaty with nonaffiliated reinsurers to mitigate the future potential catastrophe loss exposure. The property catastrophe reinsurance coverage in 2006 provided coverage of up to 95% of a loss of $400 million in excess of the Property and Casualty Group's loss retention of $300 million per occurrence. This agreement was renewed for 2007 under the same terms of coverage while the Property and Casualty Group's loss retention increased to $400 million per occurrence.

While the Property and Casualty Group is exposed to terrorism losses in commercial lines including workers compensation, these lines are afforded a limited backstop above insurer deductibles for foreign acts of terrorism under the federal Terrorism Risk Insurance Act of 2002. The Property and Casualty Group has no personal lines terrorism coverage in place. Although current models suggest the most likely occurrences would not have a material impact on the Property and Casualty Group, there is a chance that if future terrorism attacks occur, the Property and Casualty Group could incur large losses.

## Incurred But Not Reported (IBNR) losses

The Property and Casualty Group is exposed to new claims on previously closed files and to larger than historical settlements on pending and unreported claims. We are exposed to increased losses by virtue of our 5.5% participation in the intercompany reinsurance pooling agreement with the Exchange. We exercise professional diligence to establish reserves at the end of each period that are fully reflective of the ultimate value of all claims incurred. However, these reserves are, by their nature, only estimates and cannot be established with absolute certainty.



The product coverage that has the greatest potential for variation is the pre-1986 automobile catastrophic injury liability reserve, as automobile no-fault law in Pennsylvania at that time provided for unlimited medical benefits. The estimation of ultimate liabilities for these claims is subject to significant judgment due to variations in claimant health and mortality over time. Actual experience, different than that assumed, could have a significant impact on the reserve estimates.

## Information technology development

During 2006, following an extensive evaluation, we announced our decision to cease development of ERIE*Connection*®, the Web-based policy processing and administration system under development since 2002. All policies previously issued in that system were converted back to our legacy policy processing system. We have established a broad program of initiatives in 2007 to enhance the functionality of our legacy processing and agency interface systems aimed at improving the ease of doing business, enhancing agent and employee productivity and access to information. We have also initiated a program to evaluate policy administration alternatives and potentially acquire or begin development of such systems in 2007. Several information technology initiatives are currently underway and others are in the planning or preliminary development stages. While we had a separate Cost-Sharing Agreement for information technology costs between us and the Property and Casualty Group during the development of ERIE*Connection*®, the Cost-Sharing Agreeement does not encompass these current initiatives. Thus, the cost of these information technology developments will be borne by us in 2007 in accordance with existing intercompany cost allocation practices. No futher system development costs are expected to be accounted for under this Cost-Sharing Agreement.

**"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995:** Certain forward-looking statements contained herein involve risks and uncertainties. These statements include certain discussions relating to management fee revenue, cost of management operations, underwriting, premium and investment income volume, business strategies, profitability and business relationships and our other business activities during 2006 and beyond. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expect," "plan," "intend," "anticipate," "believe," "estimate," "project," "predict," "potential" and similar expressions. These forward-looking statements reflect our current views about future events, are based on assumptions and are subject to known and unknown risks and uncertainties that may cause results to differ materially from those anticipated in those statements. Many of the factors that will determine future events or achievements are beyond our ability to control or predict.

# Report of Management on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting of Erie Indemnity Company, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of Erie Indemnity Company's internal control over financial reporting based on the framework in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control–Integrated Framework, management has concluded that Erie Indemnity Company's internal control over financial reporting was effective as of December 31, 2006.

Management's assessment of the effectiveness of Erie Indemnity Company's internal control over financial reporting as of December 31, 2006, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

| | | |
|---|---|---|
| Jeffrey A. Ludrof | Philip A. Garcia | Timothy G. NeCastro |
| President and | Executive Vice President and | Senior Vice President and |
| Chief Executive Officer | Chief Financial Officer | Controller |
| February 22, 2007 | February 22, 2007 | February 22, 2007 |



# Report of Independent Registered Public Accounting Firm on Effectiveness of Internal Control Over Financial Reporting

To the Board of Directors and Shareholders
Erie Indemnity Company
Erie, Pennsylvania

We have audited management's assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that Erie Indemnity Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Erie Indemnity Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Erie Indemnity Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Erie Indemnity Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Erie Indemnity Company as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006, of Erie Indemnity Company and our report dated February 22, 2007, expressed an unqualified opinion thereon.

Ernst + Young LLP

Cleveland, Ohio

February 22, 2007

# Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements

To the Board of Directors and Shareholders
Erie Indemnity Company
Erie, Pennsylvania

We have audited the accompanying Consolidated Statements of Financial Position of Erie Indemnity Company as of December 31, 2006 and 2005, and the related Consolidated Statements of Operations, Shareholders' Equity and Cash Flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Erie Indemnity Company at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 2 and 8 to the consolidated financial statements, in 2006 the Company changed its method of accounting for post retirement benefit plans in accordance with the adoption of Statement of Financial Accounting Standards No. 158.

We also have audited, in accordance with the Standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Erie Indemnity Company's internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2007, expressed an unqualified opinion thereon.

Ernst + Young LLP

Cleveland, Ohio

February 22, 2007

# Consolidated Statements of Operations

| *(dollars in thousands, except per share data)* | Years ended December 31 2006 | 2005 | 2004 |
|---|---|---|---|
| **Operating revenue** | | | |
| Management fee revenue, net | $ **891,071** | $ 888,558 | $ 893,087 |
| Premiums earned | **213,665** | 215,824 | 208,202 |
| Service agreement revenue | **29,246** | 20,568 | 21,855 |
| **Total operating revenue** | **1,133,982** | 1,124,950 | 1,123,144 |
| **Operating expenses** | | | |
| Cost of management operations | **742,526** | 710,237 | 684,491 |
| Losses and loss adjustment expenses incurred | **139,630** | 140,386 | 153,220 |
| Policy acquisition and other underwriting expenses | **52,048** | 50,108 | 47,205 |
| **Total operating expenses** | **934,204** | 900,731 | 884,916 |
| **Investment income—unaffiliated** | | | |
| Investment income, net of expenses | **55,920** | 61,555 | 60,988 |
| Net realized gains on investments | **1,335** | 15,620 | 18,476 |
| Equity in earnings of limited partnerships | **41,766** | 38,062 | 8,655 |
| **Total investment income—unaffiliated** | **99,021** | 115,237 | 88,119 |
| Income before income taxes and equity in earnings of Erie Family Life Insurance | **298,799** | 339,456 | 326,347 |
| Provision for income taxes | **(99,055)** | ( 111,733) | ( 105,140) |
| Equity in earnings of Erie Family Life Insurance, net of tax | **4,281** | 3,381 | 5,206 |
| **Net income** | **$ 204,025** | **$ 231,104** | **$ 226,413** |
| **Net income per share—basic** | | | |
| Class A common stock | $ **3.45** | $ 3.69 | $ 3.54 |
| Class B common stock | $ **524.87** | $ 558.34 | $ 539.88 |
| **Net income per share—diluted** | | | |
| **Class A common stock** | **$ 3.13** | **$ 3.34** | **$ 3.21** |
| Class B common stock | $ **524.87** | $ 558.34 | $ 539.88 |
| **Weighted average shares outstanding** | | | |
| **Basic:** | | | |
| Class A common stock | **58,827,987** | 62,392,860 | 63,508,873 |
| Class B common stock | **2,661** | 2,843 | 2,877 |
| **Diluted:** | | | |
| Class A common stock | **65,256,608** | 69,293,649 | 70,492,292 |
| Class B common stock | **2,661** | 2,843 | 2,877 |

See accompanying notes to Consolidated Financial Statements.

## Consolidated Statements of Financial Position

| *(dollars in thousands, except per share data)* **Assets** | As of December 31 **2006** | **2005** |
|---|---|---|
| **Investments** | | |
| Fixed maturities at fair value (amortized cost of $830,061 and $962,320, respectively) | $ **836,738** | $ 972,210 |
| Equity securities at fair value (cost of $223,210 and $249,440, respectively) | **250,647** | 266,334 |
| Limited partnerships (cost of $200,166 and $141,405, respectively) | **230,946** | 153,159 |
| Real estate mortgage loans | **4,726** | 4,885 |
| **Total investments** | **1,323,057** | 1,396,588 |
| Cash and cash equivalents | **60,241** | 31,666 |
| Accrued investment income | **11,374** | 13,131 |
| Premiums receivable from policyholders | **247,187** | 267,632 |
| Federal income taxes recoverable | **9,092** | 15,170 |
| Reinsurance recoverable from Erie Insurance Exchange on unpaid losses | **872,388** | 827,126 |
| Ceded unearned premiums to Erie Insurance Exchange | **114,148** | 124,312 |
| Note receivable from Erie Family Life Insurance | **25,000** | 25,000 |
| Other receivables from Erie Insurance Exchange and affiliates | **208,522** | 198,714 |
| Reinsurance recoverable from non-affiliates | **2,097** | 2,588 |
| Deferred policy acquisition costs | **16,197** | 16,436 |
| Equity in Erie Family Life Insurance | **57,162** | 55,843 |
| Securities lending collateral | **22,784** | 30,831 |
| Pension plan asset | **7,108** | 38,720 |
| Other assets | **63,004** | 57,504 |
| **Total assets** | $ **3,039,361** | $ 3,101,261 |

| **Liabilities and shareholders' equity** | | |
|---|---|---|
| **Liabilities** | | |
| Unpaid losses and loss adjustment expenses | $ **1,073,570** | $ 1,019,459 |
| Unearned premiums | **424,282** | 454,409 |
| Commissions payable and accrued | **126,077** | 130,259 |
| Agent bonuses | **90,556** | 70,200 |
| Securities lending collateral | **22,784** | 30,831 |
| Accounts payable and accrued expenses | **41,723** | 34,885 |
| Deferred executive compensation | **29,713** | 24,447 |
| Deferred income taxes | **8,343** | 6,538 |
| Dividends payable | **23,265** | 22,172 |
| Employee benefit obligations | **37,200** | 29,459 |
| **Total liabilities** | **1,877,513** | 1,822,659 |
| **Shareholders' equity** | | |
| Capital stock: | | |
| Class A common, stated value $.0292 per share; authorized 74,996,930 shares; 68,224,800 and 67,600,800 shares issued, respectively; 57,776,329 and 61,162,682 shares outstanding, respectively | **1,990** | 1,972 |
| Class B common, convertible at a rate of 2,400 Class A shares for one Class B share; stated value $70 per share; 2,573 and 2,833 shares authorized, issued and outstanding, respectively | **180** | 198 |
| Additional paid-in capital | **7,830** | 7,830 |
| Accumulated other comprehensive income | **5,422** | 21,681 |
| Retained earnings | **1,618,656** | 1,501,798 |
| Total contributed capital and retained earnings | **1,634,078** | 1,533,479 |
| Treasury stock, at cost, 10,448,471 and 6,438,118 shares, respectively | **( 472,230)** | ( 254,877) |
| **Total shareholders' equity** | **1,161,848** | 1,278,602 |
| **Total liabilities and shareholders' equity** | $ **3,039,361** | $ 3,101,261 |

See accompanying notes to Consolidated Financial Statements.

# Consolidated Statements of Cash Flows

| (dollars in thousands) | Years ended December 31 2006 | 2005 | 2004 |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Management fee received | $ **883,072** | $ 891,965 | $ 882,893 |
| Service agreement fee received | **28,246** | 20,334 | 21,789 |
| Premiums collected | **211,976** | 214,592 | 189,904 |
| Settlement of commutation received from Exchange | **1,710** | 3,031 | 0 |
| Net investment income received | **62,616** | 66,274 | 64,268 |
| Limited partnership distributions | **62,240** | 62,684 | 31,248 |
| Dividends received from Erie Family Life Insurance | **899** | 1,799 | 1,799 |
| Salaries and wages paid | **( 100,000)** | ( 89,401) | ( 80,436) |
| Pension funding and employee benefits paid | **( 32,194)** | ( 10,184) | ( 21,250) |
| Commissions paid to agents | **( 463,115)** | ( 471,492) | ( 480,685) |
| Agents bonuses paid | **( 74,753)** | ( 46,883) | ( 24,163) |
| General operating expenses paid | **( 86,169)** | ( 90,111) | ( 83,365) |
| Losses and loss adjustment expenses paid | **( 130,556)** | ( 126,314) | ( 133,466) |
| Other underwriting and acquisition costs paid | **( 9,264)** | ( 8,269) | ( 8,908) |
| Income taxes paid | **( 84,267)** | ( 124,749) | ( 108,127) |
| **Net cash provided by operating activities** | **270,441** | 293,276 | 251,501 |
| **Cash flows from investing activities** | | | |
| Purchase of investments: | | | |
| Fixed maturities | **( 225,867)** | ( 371,709) | ( 365,253) |
| Equity securities | **( 116,872)** | ( 157,640) | ( 133,038) |
| Limited partnerships | **( 107,879)** | ( 75,279) | ( 41,352) |
| Sales/maturities of investments: | | | |
| Fixed maturity sales | **243,711** | 232,617 | 140,745 |
| Fixed maturity calls/maturities | **115,782** | 115,422 | 122,661 |
| Equity securities | **146,129** | 95,676 | 124,008 |
| Return on limited partnerships | **12,874** | 15,198 | 8,313 |
| Purchase of property and equipment | **( 4,938)** | ( 2,003) | ( 2,689) |
| Net (distributions) collections on agent loans | **( 1,364)** | 1,942 | 2,023 |
| **Net cash provided by (used in) investing activities** | **61,576** | ( 145,776) | ( 144,582) |
| **Cash flows from financing activities** | | | |
| Purchase of treasury stock | **( 217,353)** | ( 98,966) | ( 54,051) |
| Dividends paid to shareholders | **( 86,089)** | ( 81,929) | ( 55,120) |
| Payment of note from Erie Family Life Insurance | **0** | 15,000 | 0 |
| (Decrease) increase in collateral from securities lending | **( 8,046)** | 30,831 | ( 34,879) |
| Redemption of securities lending collateral | **8,046** | ( 30,831) | 34,879 |
| **Net cash used in financing activities** | **( 303,442)** | ( 165,895) | ( 109,171) |
| Net increase (decrease) in cash and cash equivalents | **28,575** | ( 18,395) | ( 2,252) |
| Cash and cash equivalents at beginning of year | **31,666** | 50,061 | 52,313 |
| **Cash and cash equivalents at end of year** | $ **60,241** | $ 31,666 | $ 50,061 |

See accompanying notes to Consolidated Financial Statements.

# Consolidated Statements of Shareholders' Equity

*(dollars in thousands, except per share data)*

| | Total shareholders' equity | Comprehensive income | Retained earnings | Accumulated other comprehensive income | Class A common stock | Class B common stock | Additional paid-in capital | Treasury stock |
|---|---|---|---|---|---|---|---|---|
| Balance, January 1, 2004 | $1,164,170 | | $1,189,628 | $ 66,402 | $ 1,969 | $ 201 | $ 7,830 | $( 101,860) |
| Comprehensive income: | | | | | | | | |
| Net income | 226,413 | $226,413 | 226,413 | | | | | |
| Unrealized holding loss arising during period, net of tax | ( 7,793) | ( 7,793) | | ( 7,793) | | | | |
| Minimum pension liability adjustment, net of tax | 2 | 2 | | 2 | | | | |
| Comprehensive income | | $218,622 | | | | | | |
| Purchase of treasury stock | ( 54,051) | | | | | | | ( 54,051) |
| Conversion of Class B shares to Class A shares | – | | | | 1 | ( 1) | | |
| Dividends declared: | | | | | | | | |
| Class A $.97 per share | ( 61,442) | | ( 61,442) | | | | | |
| Class B $145.50 per share | ( 418) | | ( 418) | | | | | |
| Balance, December 31, 2004 | $1,266,881 | | $1,354,181 | $ 58,611 | $ 1,970 | $ 200 | $ 7,830 | $( 155,911) |
| Comprehensive income: | | | | | | | | |
| Net income | 231,104 | $231,104 | 231,104 | | | | | |
| Unrealized holding loss arising during period, net of tax | ( 36,933) | ( 36,933) | | ( 36,933) | | | | |
| Minimum pension liability adjustment, net of tax | 3 | 3 | | 3 | | | | |
| Comprehensive income | | $194,174 | | | | | | |
| Purchase of treasury stock | ( 98,966) | | | | | | | ( 98,966) |
| Conversion of Class B shares to Class A shares | – | | | | 2 | ( 2) | | |
| Dividends declared: | | | | | | | | |
| Class A $1.335 per share | ( 82,918) | | ( 82,918) | | | | | |
| Class B $200.25 per share | ( 569) | | ( 569) | | | | | |
| Balance, December 31, 2005 | $1,278,602 | | $1,501,798 | $ 21,681 | $ 1,972 | $ 198 | $ 7,830 | $( 254,877) |
| Comprehensive income: | | | | | | | | |
| Net income | 204,025 | $204,025 | 204,025 | | | | | |
| Unrealized holding gain arising during period, net of tax | 4,804 | 4,804 | | 4,804 | | | | |
| Comprehensive income | | $208,829 | | | | | | |
| Adjustment to initially recognize funded status of employee benefit obligations, net of tax under FAS 158 | ( 21,063) | | | ( 21,063) | | | | |
| Purchase of treasury stock | ( 217,353) | | | | | | | ( 217,353) |
| Conversion of Class B shares to Class A shares | - | | | | 18 | ( 18) | | |
| Dividends declared: | | | | | | | | |
| Class A $1.48 per share | ( 86,581) | | ( 86,581) | | | | | |
| Class B $222.00 per share | ( 586) | | ( 586) | | | | | |
| Balance, December 31, 2006 | $1,161,848 | | $1,618,656 | $ 5,422 | $ 1,990 | $ 180 | $ 7,830 | $( 472,230) |



See accompanying notes to Consolidated Financial Statements.

## Note 1.
### Nature of business

We are the attorney-in-fact for the subscribers of Erie Insurance Exchange (Exchange), a reciprocal insurance exchange. We perform certain services for the Exchange relating to the sales, underwriting and issuance of policies on behalf of the Exchange and earn a management fee for these services. The Exchange is a Pennsylvania-domiciled property/casualty insurer rated A+ (Superior) by A. M. Best. The Exchange is the 21st largest property/casualty insurer in the United States based on 2005 net premiums written for all lines of business. The Exchange and its wholly-owned subsidiary, Flagship City Insurance Company (Flagship) and our wholly-owned subsidiaries, Erie Insurance Company (EIC), Erie Insurance Company of New York (EINY) and the Erie Insurance Property and Casualty Company (EIPC), comprise the Property and Casualty Group. The Property and Casualty Group is a regional insurance group operating in 11 midwestern, mid-Atlantic, and southeastern states and the District of Columbia. The Property and Casualty Group primarily writes personal auto insurance, which comprises 47.5% of its direct premiums. Members of the Property and Casualty Group are subject to statutory regulations and are required to file reports in accordance with statutory accounting principles with the regulatory authorities. We also own 21.6% of the common stock of the Erie Family Life Insurance Company (EFL), an affiliated life insurance company. We, together with the Property and Casualty Group and EFL, operate collectively as the Erie Insurance Group (Group).

## Note 2.
### Recent accounting pronouncements



In September 2006, the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard (FAS) 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)." This statement requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively, postretirement benefit plans) to recognize the funded status of their postretirement benefit plans in the statement of financial position, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, and provide additional disclosures. On December 31, 2006, we adopted the recognition and disclosure provisions of FAS 158, for which the effect has been included in the accompanying consolidated financial statements. The FAS 158 provisions requiring a year-end measurement date for postretirement benefit plans did not affect us since we already use a measurement date of December 31 for our pension plan. See Note 8 for further discussion of the effect of adopting FAS 158 on our consolidated financial statements.

In September 2006, the FASB issued FAS 157, "Fair Value Measurements," which provides guidance for using fair value to measure assets and liabilities and expands disclosures about fair value measurements. The standard applies whenever other standards require, or permit, assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We will have additional disclosure requirements in accordance with the new guidance, but FAS 157 will not have a material impact on our financial position, results of operations or cash flows.

In June 2006, the FASB issued FAS Interpretation (FIN) 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109." FIN 48 prescribes a measurement and a financial statement recognition of an income tax position taken or expected to be taken in a tax return. This interpretation details how companies should recognize, measure, present and disclose uncertain income tax positions that have been or expect to be taken. As such, financial statements will reflect expected future income tax consequences of uncertain tax positions, presuming the taxing authority has full knowledge of all relevant information. FIN 48 is effective for fiscal years beginning after December 31, 2006. This interpretation will not have a significant impact on our financial position, results of operations or cash flows.

# Note 3.
## Significant accounting policies

### Basis of presentation

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP) that differ from statutory accounting practices prescribed or permitted for insurance companies by regulatory authorities. See also Note 17.

### Principles of consolidation

The consolidated financial statements include our accounts and those of our wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The 21.6% equity ownership of EFL is accounted for under the equity method of accounting.

### Reclassifications

Certain amounts reported in prior years have been reclassified to conform to the current year's financial statement presentation.

### Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Investments

*Available-for-sale securities*—Fixed maturities and equity securities are classified as available for sale and include those securities that management intends to hold for indefinite periods, but which may be sold in response to changes in interest rates, tax planning considerations or other aspects of asset/liability management.

Fixed maturities, consisting of bonds, notes and redeemable preferred stock, are reported at fair value. Fair values of fixed income investments are based on prices quoted in the most active market for each security or dealer quote. If quoted market prices or dealer quotes are not available, fair value is estimated based on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. Premiums and discounts on mortgage-backed securities are amortized using the constant effective yield method adjusted for anticipated prepayments and the estimated economic life of the securities. Prepayment assumptions are reviewed periodically and adjusted to reflect actual prepayments and changes in expectations. Adjustments related to changes in prepayment assumptions are included as part of investment income.

Equity securities, which include common and nonredeemable preferred stocks, are classified as available for sale and carried at fair value based on quoted market prices.

Unrealized holding gains and losses, net of related tax effects, on available-for-sale securities are charged or credited directly to shareholders' equity as accumulated other comprehensive income.

*Limited partnerships*—Limited partnerships include U.S. and foreign private equity, real estate and mezzanine debt investments. The private equity limited partnerships invest primarily in small- to medium-sized companies. Limited partnerships are recorded using the equity method, which is our share of the reported value of the partnership.

*Realized gains and losses*—Realized gains and losses on sales of investments are recognized in income based upon the specific identification method. Interest and dividend income are recognized as earned. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to lowest yield which is included in investment income.

*Other-than-temporary impairments*—All investments are evaluated monthly for other-than-temporary impairment loss. Some factors considered in evaluating whether or not a decline in fair value is other than temporary include:

- the extent and duration to which fair value is less than cost;
- historical operating performance and financial condition of the issuer;
- short- and long-term prospects of the issuer and its industry based on analysts' recommendations;
- specific events that occurred affecting the issuer, including a ratings downgrade; and
- our ability and intent to hold the investment for a period of time sufficient to allow for a recovery in value.

An investment that is deemed impaired is written down to its estimated net realizable value. Impairment charges are included as realized losses in the Consolidated Statements of Operations.

### Insurance liabilities

The liability for losses and loss adjustment expenses includes estimates for both claims that have been reported and those that have been incurred but not reported, and estimates of all expenses associated with processing and settling these claims. Estimating the ultimate cost of future losses and loss adjustment expenses is an uncertain and complex process. This estimation process is based significantly on the assumption that past developments are an appropriate indicator of future events, and involves a variety of actuarial techniques that analyze experience, trends and other relevant factors. The uncertainties involved with the reserving process include internal factors, such as changes in claims handling procedures, as well as external factors, such as economic trends and changes in the concepts of legal liability and damage awards. Accordingly, final loss settlements may vary from the present estimates, particularly when those payments may not occur until well into the future.



We regularly review the adequacy of our estimated loss and loss adjustment expense reserves by line of business. Adjustments to previously established reserves are reflected in the operating results of the period in which the adjustment is determined to be necessary. Such adjustments could possibly be significant, reflecting any variety of new and adverse or favorable trends.

Loss reserves are set at full expected cost, except for workers compensation loss reserves, which have been discounted using an interest rate of 2.5%. Unpaid losses and loss adjustment expenses in the Consolidated Statements of Financial Position were reduced by $5.0 million and $4.6 million at December 31, 2006 and 2005, respectively, due to discounting. The reserves for losses and loss adjustment expenses are reported net of receivables for salvage and subrogation of $6.8 million and $6.7 million at December 31, 2006 and 2005, respectively.

### Recognition of management fee revenue

We earn management fees from the Exchange for providing sales, underwriting and policy issuance services. The management fee revenue is calculated as a percentage of the direct written premium of the Property and Casualty Group. The Exchange issues policies with annual terms only. Management fees are recorded as revenue upon policy issuance or renewal, as substantially all of the services required to be performed by us have been satisfied at that time. Certain activities are performed and related costs are incurred by us subsequent to policy issuance in connection with the services provided to the Exchange; however, these activities are inconsequential and perfunctory.

Although we are not required to do so under the subscriber's agreement with the Exchange, we return the management fee charged the Exchange when mid-term policy cancellations occur for the unearned premium on the policy. We estimate mid-term policy cancellations and record a related allowance which is adjusted quarterly. The effect of recording changes in this estimated allowance increased our management fee revenue by $1.5 million for the year ended December 31, 2006. Management fee revenue was increased by $.5 million for the year ended December 31, 2005, and reduced by $4.1 million for the year ended December 31, 2004, due to changes in the allowance.

### Recognition of premium revenues and losses

Insurance premiums written are earned over the terms of the policies on a pro-rata basis. Unearned premiums represent that portion of premiums written which is applicable to the unexpired terms of policies in force. Losses and loss adjustment expenses are recorded as incurred. Premiums earned and losses and loss adjustment expenses incurred are reflected net of amounts ceded to the Exchange on the Consolidated Statements of Operations. See also Note 16.

### Recognition of service agreement revenue

Included in service agreement revenue are service charges we collect from policyholders for providing multiple payment plans on policies written by the Property and Casualty Group. Service charges, which are flat dollar charges for each installment billed beyond the first installment, are recognized as revenue when bills are rendered to the policyholder.



### Agent bonus estimates

Agent bonuses are based on an individual agency's property/casualty underwriting profitability and also include a component for growth in agency property/casualty premiums if the agencies are profitable. The estimate for agent bonuses, which are based on the performance over 36 months, is modeled on a monthly basis using actual underwriting data by agency for the two prior years combined with the current year-to-date actual data and projected underwriting data for the remainder of the current year. At December 31 of each year, we use actual data available and record an accrual based on the expected payment amount. These costs are included in the cost of management operations in the Consolidated Statements of Operations.

### Income taxes

Provisions for income taxes include deferred taxes resulting from changes in cumulative temporary differences between the tax basis and financial statement basis of assets and liabilities. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

## Note 4.
## Earnings per share

Basic earnings per share are calculated under the two-class method, which allocates earnings to each class of stock based on its dividend rights. See Note 11. Class B shares are convertible into Class A shares at a conversion ratio of 2,400 to 1. The computation of Class A diluted earnings per share reflects the potentially dilutive effect of outstanding employee stock-based awards under the long-term incentive plan and awards not yet vested related to the outside directors' stock compensation plan. See Note 9.

A reconciliation of the numerators and denominators used in the basic and diluted per-share computations is presented below for each class of common stock.

| *(dollars in thousands, except per share data)* | For the years ended December 31 2006 | | | 2005 | | | 2004 | | |
|---|---|---|---|---|---|---|---|---|---|
| | **Allocated Net Income (Numerator)** | **Weighted Shares (Denominator)** | **Per-Share Amount** | Allocated Net Income (Numerator) | Weighted Shares (Denominator) | Per-Share Amount | Allocated Net Income (Numerator) | Weighted Shares (Denominator) | Per-Share Amount |
| Class A— Basic EPS: Income available to Class A stockholders | **$ 202,635** | **58,827,987** | **$ 3.45** | $ 229,517 | 62,392,860 | $ 3.69 | $224,861 | 63,508,873 | $ 3.54 |
| Dilutive effect of stock awards | **0** | **42,221** | **—** | 0 | 77,589 | — | 0 | 78,619 | — |
| Assumed conversion of Class B shares | **1,390** | **6,386,400** | **—** | 1,587 | 6,823,200 | — | 1,552 | 6,904,800 | — |
| Class A— Diluted EPS Income available to Class A stockholders on Class A equivalent shares | **$ 204,025** | **65,256,608** | **$ 3.13** | $ 231,104 | 69,293,649 | $ 3.34 | $226,413 | 70,492,292 | $ 3.21 |
| Class B— Basic and diluted EPS: Income available to Class B stockholders | **$ 1,390** | **2,661** | **$ 524.87** | $ 1,587 | 2,843 | $ 558.34 | $ 1,552 | 2,877 | $ 539.88 |

## Note 5.
## Investments

The following tables summarize the cost and market value of available-for-sale securities at December 31, 2006 and 2005:

| | December 31, 2006 | | | |
|---|---|---|---|---|
| *(in thousands)* | Amortized cost | Gross unrealized gains | Gross unrealized losses | Estimated fair value |
| **Fixed maturities** | | | | |
| U.S. treasuries and government agencies | $ 3,765 | $ 159 | $ 45 | $ 3,879 |
| Municipal securities | 330,239 | 2,935 | 1,561 | 331,613 |
| Foreign government | 2,000 | 9 | 0 | 2,009 |
| U.S. corporate debt | 357,177 | 5,754 | 3,196 | 359,735 |
| Foreign corporate debt | 82,929 | 2,166 | 563 | 84,532 |
| Mortgage-backed securities | 14,611 | 405 | 295 | 14,721 |
| Asset-backed securities | 18,117 | 37 | 64 | 18,090 |
| Total bonds | 808,838 | 11,465 | 5,724 | 814,579 |
| Redeemable preferred stock | 21,223 | 1,036 | 100 | 22,159 |
| Total fixed maturities | $ 830,061 | $ 12,501 | $ 5,824 | $ 836,738 |
| **Equity securities** | | | | |
| U.S. common stock | $ 71,932 | $ 17,156 | $ 785 | $ 88,303 |
| Foreign common stock | 23,106 | 5,897 | 60 | 28,943 |
| U.S. nonredeemable preferred stock | 123,042 | 5,378 | 565 | 127,855 |
| Foreign nonredeemable preferred stock | 5,130 | 416 | 0 | 5,546 |
| Total equity securities | $ 223,210 | $ 28,847 | $ 1,410 | $ 250,647 |

| | December 31, 2005 | | | |
|---|---|---|---|---|
| *(in thousands)* | Amortized cost | Gross unrealized gains | Gross unrealized losses | Estimated fair value |
| **Fixed maturities** | | | | |
| U.S. treasuries and government agencies | $ 9,583 | $ 204 | $ 52 | $ 9,735 |
| Municipal securities | 340,587 | 3,199 | 2,234 | 341,552 |
| Foreign government | 7,981 | 202 | 38 | 8,145 |
| U.S. corporate debt | 420,709 | 8,966 | 4,347 | 425,328 |
| Foreign corporate debt | 98,464 | 3,570 | 778 | 101,256 |
| Mortgage-backed securities | 32,251 | 788 | 413 | 32,626 |
| Asset-backed securities | 22,117 | 43 | 443 | 21,717 |
| Total bonds | 931,692 | 16,972 | 8,305 | 940,359 |
| Redeemable preferred stock | 30,628 | 1,340 | 117 | 31,851 |
| Total fixed maturities | $ 962,320 | $ 18,312 | $ 8,422 | $ 972,210 |
| **Equity securities** | | | | |
| U.S. common stock | $ 65,809 | $ 10,356 | $ 1,885 | $ 74,280 |
| Foreign common stock | 18,950 | 2,712 | 381 | 21,280 |
| U.S. nonredeemable preferred stock | 153,450 | 6,240 | 1,140 | 158,551 |
| Foreign nonredeemable preferred stock | 11,231 | 1,033 | 41 | 12,223 |
| Total equity securities | $ 249,440 | $ 20,341 | $ 3,447 | $ 266,334 |

The amortized cost and estimated fair value of fixed maturities at December 31, 2006, are shown below by remaining contractual term to maturity. Mortgage-backed securities are allocated based on their stated maturity dates. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

| *(in thousands)* | Amortized cost | Estimated fair value |
|---|---|---|
| Due in one year or less | $ 46,650 | $ 46,539 |
| Due after one year through five years | 296,722 | 296,718 |
| Due after five years through ten years | 327,823 | 331,857 |
| Due after ten years | 158,866 | 161,624 |
| Total fixed maturities | $ 830,061 | $ 836,738 |

Fixed maturities and equity securities in a gross unrealized loss position are as follows. Data is provided by length of time securities were in a gross unrealized loss position:

| | Less than 12 months | | 12 months or longer | | Total | | |
|---|---|---|---|---|---|---|---|
| *(in thousands)* | Fair value | Unrealized losses | Fair value | Unrealized losses | Fair value | Unrealized losses | No. of holdings |
| **December 31, 2006** | | | | | | | |
| **Fixed maturities** | | | | | | | |
| U.S. treasuries and government agencies | $ 1,085 | $ 28 | $ 787 | $ 17 | $ 1,872 | $ 45 | 5 |
| Municipal securities | 82,131 | 452 | 71,914 | 1,109 | 154,045 | 1,561 | 73 |
| U.S. corporate debt | 62,088 | 458 | 128,732 | 2,738 | 190,820 | 3,196 | 116 |
| Foreign corporate debt | 14,738 | 89 | 18,132 | 474 | 32,870 | 563 | 18 |
| Mortgage-backed securities | 1,312 | 2 | 6,092 | 293 | 7,404 | 295 | 12 |
| Asset-backed securities | 2,526 | 24 | 4,960 | 40 | 7,486 | 64 | 4 |
| Total bonds | 163,880 | 1,053 | 230,617 | 4,671 | 394,497 | 5,724 | 228 |
| Redeemable preferred stock | 0 | 0 | 5,035 | 100 | 5,035 | 100 | 1 |
| Total fixed maturities | $ 163,880 | $ 1,053 | $ 235,652 | $ 4,771 | $ 399,532 | $ 5,824 | 229 |
| **Equity securities** | | | | | | | |
| Common stock | $11,934 | $ 845 | $ 0 | $ 0 | $ 11,934 | $ 845 | 46 |
| Nonredeemable preferred stock | 13,109 | 295 | 6,277 | 270 | 19,386 | 565 | 10 |
| Total equity securities | $25,043 | $1,140 | $6,277 | $270 | $31,320 | $1,410 | 56 |

**Quality breakdown of fixed maturities**

| | Less than 12 months | | 12 months or longer | | Total | | |
|---|---|---|---|---|---|---|---|
| *(in thousands)* | Fair value | Unrealized losses | Fair value | Unrealized losses | Fair value | Unrealized losses | No. of holdings |
| Investment grade | $ 163,880 | $ 1,053 | $ 227,361 | $ 4,463 | $ 391,241 | $ 5,516 | 223 |
| Non-investment grade | 0 | 0 | 8,291 | 308 | 8,291 | 308 | 6 |
| Total fixed maturities | $ 163,880 | $ 1,053 | $ 235,652 | $ 4,771 | $ 399,532 | $ 5,824 | 229 |

Higher interest rates are the primary reason for unrealized losses for the investment grade fixed maturity investments. We have the ability and intent to hold these securities until recovery of their fair value supported by our positive cash flows from operations.

| (in thousands) | Less than 12 months | | 12 months or longer | | Total | | |
|---|---|---|---|---|---|---|---|
| | Fair value | Unrealized losses | Fair value | Unrealized losses | Fair value | Unrealized losses | No. of holdings |
| **December 31, 2005** | | | | | | | |
| **Fixed maturities** | | | | | | | |
| U.S. treasuries and government agencies | $ 5,615 | $ 40 | $ 257 | $ 12 | $ 5,872 | $ 52 | 7 |
| Municipal securities | 197,118 | 1,899 | 11,319 | 335 | 208,437 | 2,234 | 92 |
| U.S. corporate debt | 126,618 | 1,986 | 71,462 | 2,361 | 198,080 | 4,347 | 113 |
| Foreign corporate debt | 21,103 | 398 | 13,973 | 418 | 35,076 | 816 | 17 |
| Mortgage-backed securities | 6,889 | 92 | 12,194 | 321 | 19,083 | 413 | 15 |
| Asset-backed securities | 2,903 | 97 | 12,420 | 346 | 15,323 | 443 | 7 |
| Total bonds | 360,246 | 4,512 | 121,625 | 3,793 | 481,871 | 8,305 | 251 |
| Redeemable preferred stock | 5,018 | 117 | 0 | 0 | 5,018 | 117 | 1 |
| Total fixed maturities | $365,264 | $4,629 | $121,625 | $3,793 | $486,889 | $ 8,422 | 252 |
| **Equity securities** | | | | | | | |
| Common stock | $ 20,858 | $2,095 | $ 2,280 | $ 171 | $ 23,138 | $ 2,266 | 84 |
| Nonredeemable preferred stock | 35,567 | 764 | 8,022 | 417 | 43,589 | 1,181 | 19 |
| Total equity securities | $ 56,425 | $2,859 | $ 10,302 | $ 588 | $ 66,727 | $ 3,447 | 103 |

**Quality breakdown of fixed maturities**

| (in thousands) | Less than 12 months | | 12 months or longer | | Total | | |
|---|---|---|---|---|---|---|---|
| | Fair value | Unrealized losses | Fair value | Unrealized losses | Fair value | Unrealized losses | No. of holdings |
| Investment grade | $357,652 | $4,272 | $121,625 | $3,793 | $479,277 | $ 8,065 | 246 |
| Non-investment grade | 7,612 | 357 | 0 | 0 | 7,612 | 357 | 6 |
| Total fixed maturities | $365,264 | $4,629 | $121,625 | $3,793 | $486,889 | $ 8,422 | 252 |

Investment income net of expenses was generated from the following portfolios for the years ended December 31 as follows:

| (in thousands) | **2006** | 2005 | 2004 |
|---|---|---|---|
| Fixed maturities | **$ 44,438** | $ 50,222 | $ 49,601 |
| Equity securities | **11,222** | 10,847 | 10,440 |
| Cash equivalents and other | **2,389** | 2,113 | 2,003 |
| Total investment income | **58,049** | 63,182 | 62,044 |
| Less: investment expenses | **2,129** | 1,627 | 1,056 |
| Investment income, net of expenses | **$ 55,920** | $ 61,555 | $ 60,988 |

Following are the components of net realized gains on investments as reported in the Consolidated Statements of Operations. The 2006 fixed maturity impairment charges related to bonds in the consumer products industry. The 2006 equity securities that were impaired were primarily in the technology, media and financial sectors.

| *(in thousands)* | Years ended December 31 **2006** | 2005 | 2004 |
|---|---|---|---|
| **Fixed maturities** | | | |
| Gross realized gains | **$ 4,320** | $ 7,231 | $ 6,855 |
| Gross realized losses | **( 3,289)** | ( 3,234) | ( 524) |
| Impairment charges | **( 2,051)** | ( 2,863) | 0 |
| Net realized (losses) gains | **( 1,020)** | 1,134 | 6,331 |
| **Equity securities** | | | |
| Gross realized gains | **13,634** | 19,517 | 14,175 |
| Gross realized losses | **( 6,888)** | ( 3,465) | ( 2,030) |
| Impairment charges | **( 4,391)** | ( 1,566) | 0 |
| Net realized gains | **2,355** | 14,486 | 12,145 |
| Net realized gains on investments | **$ 1,335** | $ 15,620 | $ 18,476 |

Change in difference between fair value and cost of investments:

| *(in thousands)* | Years ended December 31 **2006** | 2005 | 2004 |
|---|---|---|---|
| Fixed maturities | **$ ( 3,213)** | $ ( 25,342) | $ ( 9,480) |
| Equity securities | **10,551** | (9,940) | ( 10,231) |
| | **7,338** | ( 35,282) | ( 19,711) |
| Deferred taxes on unrealized gains (losses) of fixed maturities and equity securities | **( 2,568)** | 12,349 | 6,899 |
| Change in net unrealized gains (losses) | **$ 4,770** | $ ( 22,933) | $ ( 12,812) |

Our limited partnerships are classified into three primary categories based upon the unique investment characteristic of each: real estate, private equity and mezzanine debt. At the end of 2006 our equity in earnings from these partnerships as reported on the Consolidated Statements of Operations totaled 14% of our pre-tax income. While we do not exert significant influence over any of these partnerships, it is because we account for them under the equity method of accounting that we are providing summarized financial information in the following table for the year ended December 31, 2006. Amounts provided in the "recorded by partnerships" section of the table are presented using the latest available financial statements received from the partnerships.

| | | Recorded by Erie Indemnity Company as of December 31, 2006 | | | Recorded by Partnerships | | |
|---|---|---|---|---|---|---|---|
| *(in thousands)* | Number of partnerships | Asset recorded | Valuation adjustment recorded | Net income (loss) recorded | Total assets | Valuation adjustments | Net income (loss) |
| **Private equity:** | | | | | | | |
| Less than 10% | 38 | $ 71,338 | $ 8,386 | $ 9,237 | $17,976,053 | $1,655,077 | $1,976,202 |
| Greater than or equal to 10% but less than 50% | 6 | 8,453 | ( 149) | 1,240 | 351,278 | 26,755 | 7,844 |
| Greater than or equal to 50% | 1 | 2,795 | 0 | ( 49) | 5,992 | 0 | ( 150) |
| Total private equity | 45 | 82,586 | 8,237 | 10,428 | 18,333,323 | 1,681,832 | 1,983,896 |
| **Mezzanine debt:** | | | | | | | |
| Less than 10% | 13 | 26,250 | 169 | 3,988 | 3,239,894 | 49,383 | 132,642 |
| Greater than or equal to 10% but less than 50% | 3 | 7,799 | 505 | 357 | 336,363 | 17,496 | 14,074 |
| Greater than or equal to 50% | 1 | 5,722 | ( 76) | 524 | 41,958 | ( 357) | 2,615 |
| Total mezzanine debt | 17 | 39,771 | 598 | 4,869 | 3,618,215 | 66,522 | 149,331 |
| **Real estate:** | | | | | | | |
| Less than 10% | 22 | 67,840 | 5,882 | 9,284 | 16,832,702 | 299,053 | 281,569 |
| Greater than or equal to 10% but less than 50% | 10 | 36,590 | 1,127 | 1,377 | 1,053,175 | ( 4,299) | 19,244 |
| Greater than or equal to 50% | 7 | 4,281 | 0 | ( 36) | 244,242 | 0 | 1,032 |
| Total real estate | 39 | 108,711 | 7,009 | 10,625 | 18,130,119 | 294,754 | 301,845 |
| Total limited partnerships | 101 | $231,068 | $ 15,844 | $ 25,922 | $40,081,657 | $2,043,108 | $2,435,072 |

Earnings of limited partnerships in 2005 reflect a correction in accounting during the second quarter for the market value adjustment that increased earnings by $14.2 million, or $.13 per share. We had previously reflected unrealized gains and losses on limited partnerships in shareholders' equity in accumulated other comprehensive income. While there was an earnings impact related to this adjustment, there was no impact on our shareholders' equity.

Included in the 2004 private equity partnership net earnings are impairment charges of $1.2 million. See also Note 19 for investment commitments related to partnerships.

We participate in a program whereby marketable securities from our investment portfolio are lent to independent brokers or dealers based on, among other things, their creditworthiness, in exchange for collateral initially equal to 102% of the value of the securities on loan and is thereafter maintained at a minimum of 100% of the market value of the securities loaned. The market value of the securities on loan to each borrower is monitored daily by the third-party custodian and the borrower is required to deliver additional collateral if the market value of the collateral falls below 100% of the market value of the securities on loan.

We had loaned securities included as part of our invested assets with a market value of $22.1 million and $30.0 million at December 31, 2006 and 2005, respectively. We have incurred no losses on the securities lending program since the program's inception.

Cash equivalents are principally comprised of investments in bank money market funds and approximate fair value.

## Note 6.
### Comprehensive income

The components of changes to comprehensive income follow for the years ended December 31:

| *(in thousands)* | **2006** | 2005 | 2004 |
|---|---|---|---|
| Gross unrealized holding gains (losses) arising during year | **$ 8,723** | $ ( 41,199) | $ 6,487 |
| Reclassification adjustment for gross gains included in net income | **( 1,335)** | ( 15,620) | ( 18,476) |
| Unrealized holding gains (losses) excluding realized gains, gross | **7,388** | ( 56,819) | ( 11,989) |
| Income tax (expense) benefit related to unrealized gains (losses) | **( 2,584)** | 19,886 | 4,196 |
| Unrealized holding gains (losses) arising during year, net | **4,804** | ( 36,933) | ( 7,793) |
| Minimum pension liability adjustment net of tax | **0** | 3 | 2 |
| Change in other comprehensive income, net of tax | **$ 4,804** | $ ( 36,930) | $ ( 7,791) |

The components of accumulated other comprehensive income, net of tax, as of December 31 are as follows:

| *(in thousands)* | **2006** | 2005 |
|---|---|---|
| Accumulated net appreciation of investments | **$ 26,485** | $ 21,720 |
| Adjustment for initial application of FAS 158 | **( 21,063)** | 0 |
| Accumulated minimum pension liability adjustment | **0** | ( 39) |
| Accumulated other comprehensive income | **$ 5,422** | $ 21,681 |



## Note 7.
### Equity in Erie Family Life Insurance

EFL is a Pennsylvania-domiciled life insurance company operating in 10 states and the District of Columbia. We own 21.6% of EFL's common shares outstanding accounted for using the equity method of accounting. As of May 31, 2006, 78.4% of EFL is owned by the Exchange. Prior to this date, the Exchange owned 53.5% of EFL and the remaining 24.9% was held by public shareholders. Our share of EFL's undistributed earnings included in retained earnings as of December 31, 2006 and 2005, totaled $55.9 million and $51.6 million, respectively.

The following represents condensed financial information for EFL on a U.S. GAAP basis:

| *(in thousands)* | Years ended December 31 2006 | 2005 | 2004 |
|---|---|---|---|
| Revenues | **$ 155,989** | $ 148,876 | $ 149,833 |
| Benefits and expenses | **121,531** | 124,561 | 104,541 |
| Income before income taxes | **34,458** | 24,315 | 45,292 |
| Net income | **21,555** | 16,539 | 29,632 |
| Comprehensive income (loss) | **10,367** | ( 7,242) | 24,281 |
| Dividends paid to shareholders | **4,158** | 8,316 | 8,222 |

| *(in thousands)* | As of December 31 2006 | 2005 |
|---|---|---|
| Investments | **$ 1,488,846** | $ 1,498,099 |
| Total assets | **1,737,353** | 1,776,360 |
| Liabilities | **1,473,094** | 1,520,390 |
| Accumulated other comprehensive income | **4,283** | 15,471 |
| Total shareholders' equity | **264,259** | 255,970 |

Our share of EFL's unrealized appreciation of investments, net of tax, reflected in EFL's shareholders' equity, is $0.9 million and $3.3 million at December 31, 2006 and 2005, respectively. Dividends paid to us totaled $0.9 million for the year ended December 31, 2006, and $1.8 million for each of the years ended December 31, 2005 and 2004. EFL's Board of Directors voted to cease paying dividends effective with the second quarter of 2006 as all shares are now owned by affiliated entities. However, the Board of Directors could decide to declare shareholder dividends in the future. See also Note 15 regarding the tender offer transaction made by the Erie Insurance Exchange for EFL's shares during the second quarter of 2006.



## NOTE 8.
## Postretirement benefits

### Pension and retiree health benefit plans

The liabilities for the plans described in this note are presented in total for all employees of the Group. The gross liability for the pension and retiree health benefit plans is presented in the Consolidated Statements of Financial Position as employee benefit obligations. A portion of annual expenses related to the pension and retiree health benefit plans are allocated to related entities within the Group.

Our pension plans consist of: 1) a noncontributory defined benefit pension plan covering substantially all employees, 2) an unfunded supplemental employee retirement plan (SERP) for executive and senior management and 3) an unfunded pension plan (discontinued in 1997) for certain outside directors. The pension plans provide benefits to covered individuals satisfying certain age and service requirements. The defined benefit pension plan and SERP provide benefits through a final average earnings formula and a percent of average monthly compensation formula, respectively. The benefit provided under the pension plan for outside directors equals the annual retainer fee at the date of retirement.

We also previously provided retiree health benefits in the form of medical and pharmacy health plans for eligible retired employees and eligible dependents. Effective May 1, 2006, the retiree health benefit plan was curtailed by an amendment that restricts eligibility to those who attain age 60 and 15 years of service on or before July 1, 2010. As a result, a one-time curtailment benefit was recognized during 2006.

Our affiliated entities are charged an allocated portion of net periodic benefit costs under the benefit plans. We pay the obligations when due for those benefit plans that are unfunded. Cash settlements of amounts due from affiliated entities are not made until there is a payout under one of these plans. For our funded pension plan, amounts are settled in cash throughout the year for related entities' share of net periodic benefit costs. Amounts due from affiliates for obligations under unfunded plans are included in other assets until such time as payments are made to participants in the plan.

On December 31, 2006, we adopted the recognition and disclosure provisions of FAS 158. FAS 158 requires us to recognize the funded status (the difference between the fair value of plan assets and the projected benefit obligation) of our postretirement plans in the December 31, 2006 Consolidated Statements of Financial Position, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses and unrecognized prior service costs, which were previously netted against the plans' funded status in our Consolidated Statements of Financial Position pursuant to the provisions of FAS 87, "Employers' Accounting for Pensions." Future actuarial gains and losses that are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income. These amounts will be subsequently adjusted as they are recognized pursuant to the recognition and amortization provisions of FAS 87.

The adoption of FAS 158 had no effect on our Consolidated Statements of Operations for the year ended December 31, 2006, or for any prior period presented. The incremental effects of adopting the provisions of FAS 158 on our Consolidated Statement of Financial Position at December 31, 2006, are presented in the following table.

| | At December 31, 2006 | | |
|---|---|---|---|
| *(in thousands)* | Prior to adopting FAS 158 | Effect of adopting FAS 158 | **As reported at December 31, 2006** |
| Pension plan asset | $ 31,508 | $ ( 24,400) | **$ 7,108** |
| Total assets | 3,063,761 | ( 24,400) | **3,039,361** |
| Accrued benefit liability—SERP | ( 19,521) | ( 7,382) | **( 26,903)** |
| Accrued benefit liability—retiree health | ( 9,730) | (567) | **( 10,297)** |
| Total accrued benefit liability | ( 29,251) | ( 7,949) | **( 37,200)** |
| Net deferred tax liability | ( 19,684) | 11,341 | **(8,343)** |
| Total liabilities | ( 1,880,906) | 3,393 | **( 1,877,513)** |
| Accumulated other comprehensive income | (26,485) | 21,063 | **(5,422)** |
| Total shareholders' equity | $ ( 1,182,855) | $ 21,007 | **$ ( 1,161,848)** |

Included in accumulated other comprehensive income for pension and retiree health benefits at December 31, 2006, are unrecognized actuarial losses of $29.8 million, or $19.4 million net of tax, and unrecognized prior service costs of $2.6 million, or $1.7 million net of tax, have not yet been recognized in net periodic benefit cost. The actuarial losses and prior service costs included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during the fiscal year ended December 31, 2007, are $1.5 million, or $1.0 million net of tax, and $0.3 million, or $0.2 million net of tax, respectively.

## Pension benefit plans

The following tables set forth change in benefit obligation, plan assets and funded status of the pension plans as well as the net periodic benefit cost.

**Pension benefits for the years ended December 31,**

| *(in thousands)* | **2006** | 2005 | 2004 |
|---|---|---|---|
| **Change in benefit obligation** | | | |
| Benefit obligation at beginning of period | **$ 284,977** | $ 241,641 | $ 212,713 |
| Service cost | **16,359** | 14,564 | 13,236 |
| Interest cost | **16,388** | 14,576 | 12,949 |
| *Amendments* | **0** | 221 | 296 |
| Actuarial (gain) loss | **( 39,775)** | 15,603 | 3,512 |
| Benefits paid | **( 3,905)** | ( 1,628) | ( 1,065) |
| Benefit obligation at end of period | **$ 274,044** | $ 284,977 | $ 241,641 |
| **Change in plan assets** | | | |
| Fair value of plan assets at beginning of period | **$ 220,509** | $ 203,071 | $ 181,714 |
| Actual return on plan assets | **27,871** | 18,996 | 14,673 |
| Employer contributions | **8,105** | — | 7,679 |
| Benefits paid | **( 2,236)** | ( 1,558) | ( 995) |
| Fair value of plan assets at end of period | **$ 254,249** | $ 220,509 | $ 203,071 |
| **Accumulated benefit obligation, December 31** | **$ 185,284** | $ 181,334 | $ 150,406 |
| **Amounts recognized in accumulated other comprehensive income, before tax** | | | |
| Net actuarial loss | **$ 28,830** | — | — |
| Prior service cost | **3,007** | — | — |
| Net amount recognized | **$ 31,837** | — | — |
| **Assumptions used to determine benefit obligations at period end** | | | |
| Employee pension plan: | | | |
| Discount rate | **6.25%** | 5.75% | 6.00% |
| Expected return on plan assets | **8.25** | 8.25 | 8.25 |
| Rate of compensation increase | **4.25 *** | 4.75 * | 5.00 |
| SERP: | | | |
| Discount rate | **6.25** | 5.75 | 6.00 |
| Rate of compensation increase | **6.00–7.25** | 6.00–7.25 | 6.00–7.25 |
| **Reconciliation of funded status** | | | |
| Funded status | **$ 7,108** | (64,468) | (38,570) |
| Unrecognized net actuarial loss | **0** | 82,699 | 72,305 |
| Unrecognized prior service cost | **0** | 3,463 | 3,942 |
| Net amount recognized | **$ 7,108** | $ 21,694 | $ 37,677 |
| ***Amounts recognized* in Consolidated Statements of Financial Position** | | | |
| Pension plan asset (defined benefit plan) | **$ 7,108** | $ 38,720 | $ 50,860 |
| Accrued benefit liability | **( 26,903)** | ( 17,226) | ( 13,807) |
| Intangible asset (SERP) | **0** | 140 | 560 |
| Accumulated other comprehensive income, net of tax | **20,696** | 60 | 64 |
| Net amount recognized | **$ 901** | $ 21,694 | $ 37,677 |
| **Components of net periodic benefit cost** | | | |
| Service cost | **$ 16,359** | $ 14,564 | $ 13,236 |
| Interest cost | **16,388** | 14,576 | 12,949 |
| Expected return on plan assets | **( 18,514)** | ( 17,382) | ( 16,996) |
| Amortization of prior service cost | **455** | 700 | 901 |
| Recognized net actuarial loss | **4,737** | 3,595 | 3,205 |
| Net periodic benefit expense before allocation to affiliates | **$ 19,425** | $ 16,053 | $ 13,295 |
| **Assumptions used to determine net periodic benefit cost** | | | |
| Employee pension plan: | | | |
| Discount rate | **5.75%** | 6.00% | 6.00% |
| Expected return on plan assets | **8.25** | 8.25 | 8.25 |
| Rate of compensation increase | **4.25 *** | 4.75 * | 5.00 |
| SERP: | | | |
| Discount rate | **5.75** | 6.00 | 6.00 |
| Rate of compensation increase | **6.00–7.25** | 6.00–7.25 | 6.00–7.25 |

* Rate of compensation increase is age-graded. An equivalent single compensation increase rate of 4.25% in 2006 and 4.75% in 2005 would produce similar results.

The discount rate used to determine net periodic pension benefit cost for 2007 will be 6.25% compared to 5.75% used for 2006. We determined the rate based on a bond-matching study that compared projected pension plan benefit flows to the cash flows from a comparable portfolio of fixed maturity instruments rated AA- or better with a duration similar to plan liabilities. The employee pension plan's expected long-term rate of return on assets is based on historical long-term returns for the asset classes included in the employee pension plan's target asset allocation. Our consulting actuarial firm completed an experience study in 2005 which supported the use of an age-graded scale for the rate of compensation increase, which correlates a participant's age to their compensation increase.

The 2006 actuarial gain was primarily due to a change in the discount rate assumption used to estimate the future benefit obligation from 5.75% in 2005 to 6.25% in 2006 and actual return on plan assets significantly exceeding estimates. The 2005 actuarial loss was principally due to a change in the discount rate assumption used to estimate the benefit obligation from 6.00% in 2004 to 5.75% in 2005.

**Pension benefits for the years ended December 31**

| *(in thousands)* | **2006** | 2005 | 2004 |
|---|---|---|---|
| **Expected future cashflows** | | | |
| 1st year following the disclosure date | **$ 7,951*** | $ 2,425 | $ 1,771 |
| 2nd year following the disclosure date | **3,973** | 3,164 | 2,341 |
| 3rd year following the disclosure date | **4,893** | 4,087 | 3,117 |
| 4th year following the disclosure date | **6,035** | 5,039 | 4,249 |
| 5th year following the disclosure date | **7,161** | 6,216 | 5,172 |
| Years 6 through 10 following disclosure date | **59,942** | 53,062 | 46,834 |
| **Pension plan asset allocations (employee pension plan)** | | | |
| Equity securities | **64.1%** | 62.5% | 58.9% |
| Debt securities | **35.9%** | 36.7% | 40.5% |
| Due in one year | **34.6%** | 35.9% | 34.3% |
| Due beyond one year | **1.3%** | 0.8% | 6.2% |
| Other | **0.0%** | 0.8% | 0.6% |
| Total | **100.0%** | 100.0% | 100.0% |
| **Information for pension plans with an accumulated benefit obligation in excess of plan assets** | | | |
| Projected benefit obligation | **$ 26,903** | $ 30,365 | $ 26,471 |
| Accumulated benefit obligation | **12,181** | 17,226 | 13,807 |

* The increase is the result of SERP payments expected to be paid in 2007 for members of executive management who retired in 2006.



Our policy, beginning in 2007, is to fund the employee pension plan for an amount at least equal to the IRS minimum required contribution in accordance with the Pension Protection Act of 2006. As our financial condition allows, we will consider additional contributions to the plan in any given year. For 2007, the expected contribution amount is $14.2 million, which exceeds the minimum required contribution.

The Plan assets previously included shares of our Class A common stock and shares of EFL common stock, both of which were sold during 2006. At December 31, 2005, plan assets included 60,000 shares of our Class A common stock with a market value of $3.2 million (1.5% of total plan assets) and 69,750 shares of EFL common stock with a market value of $1.9 million (0.9% of total plan assets). Dividends paid on our Class A common stock were less than $0.1 million in each of the years 2006, 2005 and 2004. Dividends paid on EFL common stock were also less than $0.1 million in each of the years 2006, 2005 and 2004.

The employee pension plan's investment strategy is based on an understanding that 1) equity investments are expected to outperform debt investments over the long-term, 2) the potential volatility of short-term returns from equities is acceptable in exchange for the larger expected long-term returns and 3) a portfolio structured across investment styles and markets (both domestic and foreign) reduces volatility. As a result, the employee pension plan's asset allocation will include a broadly diversified allocation among equity, debt and other investments. The policy asset allocation targets allow for assets to be invested between 40% to 65% in equity securities, 35% to 60% in debt securities and 0% to 5% in other investments.

## Retiree health benefit plan

**Retiree health benefits for the years ended December 31**

| *(in thousands)* | 2006 | 2005 | 2004 |
|---|---|---|---|
| **Change in benefit obligation:** | | | |
| Benefit obligation at beginning of period | $ 20,035 | $ 12,628 | $ 11,367 |
| Service cost | 516 | 1,259 | 968 |
| Interest cost | 753 | 968 | 708 |
| Amendments | ( 369) | ( 290) | ( 730) |
| Actuarial (gain) loss | ( 690) | 6,108 | 566 |
| Benefits paid | ( 965) | ( 638) | ( 251) |
| Impact due to curtailment | ( 8,983) | 0 | 0 |
| Benefit obligation at end of period | $ 10,297 | $ 20,035 | $ 12,628 |
| **Amounts recognized in accumulated other comprehensive income, before tax** | | | |
| Net actuarial loss | $ 956 | — | — |
| Prior service credit | (389) | — | — |
| Net amount recognized | $ 567 | — | — |
| **Assumptions used to determine benefit obligations at period end** | | | |
| Discount rate | 5.75–6.00%* | 5.75% | 6.00% |
| Health care cost trend rate assumed for next year | 10.00 | 10.00 | 9.00 |
| Rate to which the cost trend is assumed to decline (the ultimate trend rate) | 5.00 | 5.00 | 5.00 |
| Year that rate reaches the ultimate trend rate | 2012 | 2011 | 2009 |
| **Reconciliation of funded status** | | | |
| Funded status | $ ( 10,297) | $ ( 20,035) | $ ( 12,628) |
| Unrecognized net actuarial loss | 0 | 9,055 | 3,273 |
| Unrecognized prior service cost | 0 | ( 1,253) | ( 1,071) |
| Net amount recognized as accrued benefit liability | $ ( 10,297) | $ ( 12,233) | $ ( 10,426) |
| **Amounts recognized in Statements of Financial Position** | | | |
| Accrued benefit liability | $ 10,297 | $ 12,233 | $ 10,426 |
| **Components of net periodic benefit cost** | | | |
| Service cost | $ 516 | $ 1,259 | $ 968 |
| Interest cost | 753 | 968 | 708 |
| Amortization of prior service cost | ( 45) | ( 108) | ( 53) |
| Recognized net actuarial loss | 129 | 326 | 154 |
| Net periodic benefit expense | $ 1,353 | $ 2,445 | $ 1,777 |
| **Assumptions used to determine net periodic benefit cost for periods** | | | |
| Discount rate | 5.75% | 6.00% | 6.00% |

* In the second quarter of 2006, we terminated our retiree health benefit plan resulting in the re-measurement of the current year net periodic benefit cost using a July 1 service date. Qualifying employees will be gradually phased out of the plan through 2010. Employees who have not met the qualifying criteria by July 1, 2010, will not be eligible for any benefit. As required when a significant plan change occurs, the discount rate assumption was re-evaluated which resulted in an increase from 5.75% to 6.00% at the re-measurement date to reflect current market rates. As a result of the curtailment, a one-time benefit of $2.9 million was realized, the net benefit of which was $1.4 million to us, after allocation to affiliates.

The annual reduction to our expense, as a result of our 2006 plan curtailment in 2007 and thereafter, is expected to be approximately $1.2 million net of allocation to affiliates, or $0.01 per share-diluted, until eligibility for the benefit fully terminates in 2010.

The retiree health benefit plan's 2006 actuarial gain was driven by changes in the discount rate assumption. The 2005 actuarial loss in the retiree health benefit plan was principally due to changes in the mortality and discount rate assumptions, offset by actual plan experience that was better than the experience used to estimate 2005 expenses.

The December 31, 2006, accumulated retiree health benefit obligation was based on a 10.0% increase for 2007 over the cost of covered health care benefits during 2006. A 100-basis point change in assumed health care cost trend rates would have the following effects:

| *(in thousands)* | 2006 | 2005 | 2004 |
|---|---|---|---|
| Effect of 100-basis point increase on: | | | |
| Period end retiree health benefit obligation | $ **167** | $ 387 | $ 281 |
| Total of service and interest cost components | **525** | 2,970 | 1,782 |
| Effect of 100-basis point decrease on: | | | |
| Period end retiree health benefit obligation | $ **( 142)** | $ ( 322) | $ ( 235) |
| Total of service and interest cost components | **( 500)** | ( 2,520) | ( 1,521) |

**Retiree health benefits for the years ended December 31**

| *(in thousands)* | 2006 | 2005 | 2004 |
|---|---|---|---|
| **Expected future cashflows** | | | |
| Expected benefit payments: | | | |
| 1st year following the disclosure date | $ **760** | $ 410 | $ 331 |
| 2nd year following the disclosure date | **1,096** | 482 | 380 |
| 3rd year following the disclosure date | **1,561** | 542 | 416 |
| 4th year following the disclosure date | **1,825** | 759 | 455 |
| 5th year following the disclosure date | **2,024** | 1,001 | 596 |
| Years 6 through 10 following disclosure date | **5,595***  | 7,662 | 4,954 |

* The expected benefit payments as of December 31, 2006, reflect the change in coverage to include five years of benefits regardless of a participant's age on the date of retirement. The 2005 benefit payments were based on fewer years of coverage per participant, as the benefit was calculated from the age of retirement to 65, which could have been less than five years.

## Employee savings plan

We have a qualified 401(k) savings plan for our employees. Eligible participants are permitted to make contributions to the plan up to the Internal Revenue Service limit. We match 100% of the participant contributions up to 3% of compensation and 50% of participant contributions over 3% and up to 5% of compensation. All full-time and regular part-time employees are eligible to participate in the plan. Matching contributions to the plan were $8.4 million, $7.7 million and $7.2 million in 2006, 2005 and 2004, respectively, before reimbursements from affiliates. Matching contributions after reimbursements from affiliates were $3.7 million, $3.2 million and $2.9 million in 2006, 2005 and 2004, respectively. Employees are permitted to invest the employer-matching contributions in our Class A common stock. The plan acquires shares in the open market necessary to meet the obligations of the plan. Plan participants held 0.1 million of our Class A shares at December 31, 2006, 2005 and 2004. Effective January 1, 2007, all full-time and regular part-time employees are eligible to participate in a Roth 401(k) in lieu of the traditional 401(k). The employer-matching provisions are the same as our current 401(k) plan described above. Liabilities for the 401(k) plan are presented in the Consolidated Statements of Financial Position as accounts payable and accrued expenses.

## Note 9.
## Incentive plans and deferred compensation

We have separate annual and long-term incentive plans for our executive and senior management and regional vice presidents. We also make available several deferred compensation plans for executive and senior management and certain outside directors.

### Annual incentive plan

The annual incentive plan is a bonus plan that annually pays cash bonuses to our executive, senior and regional vice presidents.

Beginning in 2004, the incentives under the annual incentive plan are based on the achievement of certain predetermined performance targets. These targets are established by the Executive Compensation and Development Committee of the Board and can include various financial measures. The 2006 incentives were based on measures specific to each member of executive and senior management, primarily on adjusted operating ratio as defined in the plan and growth in direct written premiums of the Property and Casualty Group. The 2005 incentives were based on the adjusted operating ratio and the growth in direct written premiums of the Property and Casualty Group. The 2004 incentives were based primarily on the adjusted operating ratio of the Property and Casualty Group compared to a peer group of property/casualty companies that wrote predominately personal lines insurance and were rated A++ by A.M. Best.

The cost of the plan is charged to operations as the compensation is earned over the performance period of one year. Earned amounts are allocated to related entities and settled in cash once the payout is made. The amount charged to expense for the annual incentive plan bonus before allocation to affiliates was $2.7 million, $4.1 million and $4.4 million for 2006, 2005 and 2004, respectively. After allocation to affiliates, our expense was $1.8 million, $2.8 million and $2.9 million for 2006, 2005 and 2004, respectively.

### Long-term incentive plan



The long-term incentive plan (LTIP) is a restricted stock award plan designed to reward executive, senior and regional vice presidents who can have a significant impact on our performance with long-term compensation that is settled in Company stock.

*Pre-2004 Plan*—Prior to 2004, awards were determined based on the achievement of predetermined financial performance goals for actual growth in our retained earnings.

*Post-2004 Plan*—Beginning in 2004, the LTIP award is based on the level of achievement of objective measures of performance over a three-year period as compared to a peer group of property/casualty companies that write predominately personal lines insurance. The 2006 and 2005 awards were based on the adjusted combined ratio and the growth in direct written premiums and total return on invested assets of the adjusted property/casualty operations of the Erie Insurance Group compared to a peer group of companies. Because the award is based on a comparison to results of a peer group over a three-year period, the award accrual is based on estimates of results for the remaining performance period. This estimate is subject to variability if our results or the results of the peer group are substantially different than the results we project.

We cannot issue new stock or stock from treasury to settle the compensation award obligations under the LTIP, but instead must purchase our stock on the open market. The restricted stock awards are granted at the beginning of a three-year performance period. The maximum number of shares which may be earned under the plan by any single participant during any one calendar year is limited to .25 million shares. The aggregate number of Class A common stock that may be issued pursuant to awards granted under the LTIP is 1.0 million shares. A liability is recorded and compensation expense is recognized ratably over the performance period. Stock awards are considered vested at the end of the performance period.

At December 31, 2006, 2005 and 2004, the unvested outstanding restricted shares under the pre-2004 LTIP plan totaled 37,716 shares, 73,471 shares and 75,399 shares, respectively. Average grant prices were $52.65 and $46.83 at December 31, 2005 and 2004, respectively. The change in market value of stock from the date of award under the LTIP and the balance sheet date is charged or credited to operations. At December 31, 2006, the awards for the 2004–2006 performance period were fully vested in accordance with the post-2004 LTIP plan. The awards for this performance period will be calculated upon receipt of final financial information for the peer group. The estimated award based on the peer group information as of September 30, 2006, is 156,706 shares. The grant price will be the average of the high and low stock price on the date the award is to be paid. The stock price as of January 31, 2007, was $55.27.

Earned amounts are allocated to related entities and settled in cash once the payout is made. The after-tax compensation cost charged to operations for these restricted stock awards was $5.8 million, $3.9 million and $2.1 million for the years ending December 31, 2006, 2005 and 2004, respectively, after allocation to affiliates.

The following table shows the number of shares awarded and not yet vested at December 31, 2006. There were no forfeitures in any of the performance periods presented.

| Pre-2004 long-term incentive plan | Weighted average grant price | Number of shares |
|---|---|---|
| **2002-2004 performance period** | | |
| Awarded | $ 51.15 | 40,517 |
| Shares vested | | 27,873 |
| Shares not yet vested | | 12,644 |
| **2003-2005 performance period** | | |
| Awarded | $ 52.55 | 39,870 |
| Shares vested | | 14,798 |
| Shares not yet vested | | 25,072 |
| Restricted shares not yet vested at December 31, 2006 | | 37,716 |



### Deferred compensation plans

The deferred compensation plans are arrangements for our executive, and senior and regional vice presidents whereby the participants can elect to defer receipt of a portion of their compensation until a later date. Those participating in the plans select hypothetical investment funds for their deferrals and are credited with the hypothetical returns generated. Supplemental employee contributions to the deferred compensation plan are deferrals that cannot be credited to our tax-qualified 401(k) plan because they exceed the annual contribution or compensation limits of that plan. Supplemental employee contributions in the deferred compensation plan are credited with a company-matching contribution using the same formula as in our 401(k) plan. The deferred compensation plan for directors allows them to defer receipt of a portion of their director and meeting fees until a later date. Directors participating in the plan select hypothetical investment funds for their deferrals and are credited with the hypothetical returns generated.

The awards, payments, deferrals and liabilities under the deferred compensation, annual and long-term incentive plans for officers and directors were as follows for the years ended December 31. The gross liabilities are presented separately in the Consolidated Statements of Financial Position, while allocations to affiliates are included in other assets until such time as payments are made to participants under the plan.

| *(in thousands)* | **2006** | 2005 | 2004 |
|---|---|---|---|
| **Plan awards, employer match and hypothetical earnings** | | | |
| Long-term incentive plan awards | **$ 7,220** | $ 5,814 | $ 3,039 |
| Annual incentive plan awards | **2,747** | 4,145 | 4,394 |
| Deferred compensation plan, employer match and hypothetical earnings | **1,872** | 1,188 | 1,718 |
| Total plan awards and earnings | **$ 11,839** | $ 11,147 | $ 9,151 |
| Total plan awards paid | **$ 6,263** | $ 6,088 | $ 3,108 |
| Compensation deferred under the plans | **$ 445** | $ 496 | $ 551 |
| Distributions from the deferred compensation plans | **$ ( 755)** | $ ( 177) | $ ( 458) |
| Gross incentive plan and deferred compensation liabilities | **$ 29,713** | $ 24,447 | $ 19,069 |
| Allocation to affilliates | **5,408** | 3,958 | 3,091 |
| Net incentive plan and deferred compensation liabilities | **$ 24,305** | $ 20,489 | $ 15,978 |

### Stock compensation plan for outside directors

We have a stock compensation plan for our outside directors. The purpose of this plan is to further align the interests of directors with shareholders by providing for a portion of annual compensation for the directors' services in shares of our Class A common stock. Each director vests in the grant 25% every three months over the course of a year. Dividends paid by us are reinvested into each director's account with additional shares of our Class A common stock. The annual charge related to this plan, net of allocation to affiliates, totaled $0.6 million for 2006 and $0.4 million for 2005 and 2004.



## Note 10.
## Income taxes

The provision for income taxes consists of the following for the years ended December 31:

| *(in thousands)* | ***2006*** | 2005 | 2004 |
|---|---|---|---|
| Federal income taxes: | | | |
| Currently due | **$ 90,021** | $ 112,655 | $ 104,274 |
| Deferred | **9,034** | ( 922) | 866 |
| Total | **$ 99,055** | $ 111,733 | $ 105,140 |

The increase in deferred income tax expense is largely due to an increase in the recognized unrealized gains related to limited partnerships.

A reconciliation of the provision for income taxes with amounts determined by applying the statutory federal income tax rates to pretax income is as follows for the years ended December 31:

| *(in thousands)* | **2006** | 2005 | 2004 |
|---|---|---|---|
| Income tax at statutory rates | **$ 104,580** | $ 118,810 | $ 114,222 |
| Tax-exempt interest | **( 4,739)** | (4,013) | ( 2,726) |
| Dividends received deduction | **( 2,614)** | ( 2,727) | ( 2,636) |
| Other | **1,828** | ( 337) | ( 3,720) |
| Provision for income taxes | **$ 99,055** | $ 111,733 | $ 105,140 |

Temporary differences and carryforwards, which give rise to deferred tax assets and liabilities, are as follows for the years ended December 31:

| *(in thousands)* | | 2006 | | 2005 |
|---|---|---|---|---|
| **Deferred tax assets** | | | | |
| Loss reserve discount | $ | **5,572** | $ | 5,630 |
| Unearned premiums | | **7,193** | | 7,490 |
| Net allowance for service fees and premium cancellations | | **2,701** | | 2,923 |
| Other employee benefits | | **9,975** | | 8,277 |
| Pension and other benefits | | **512** | | 0 |
| Write-downs of impaired securities | | **2,709** | | 1,393 |
| Limited partnerships | | **0** | | 477 |
| Other | | **2,183** | | 1,659 |
| Total deferred tax assets | $ | **30,845** | $ | 27,849 |
| **Deferred tax liabilities** | | | | |
| Deferred policy acquisition costs | $ | **5,669** | $ | 5,752 |
| Unrealized gains on investments | | **13,599** | | 9,354 |
| Pension and other benefits | | **0** | | 10,164 |
| Equity interest in EFL | | **3,910** | | 3,619 |
| Limited partnerships | | **9,110** | | 0 |
| Depreciation | | **2,639** | | 2,241 |
| Other | | **4,261** | | 3,257 |
| Total deferred tax liabilities | $ | **39,188** | $ | 34,387 |
| Net deferred income tax liability | $ | **8,343** | $ | 6,538 |



The change in pension and other benefits to a deferred tax asset position in 2006 compared to a deferred tax liability position in 2005 was primarily due to an $11.3 million adjustment related to the adoption of FAS 158.

At December 31, 2006, we have a $6.1 million recoverable recorded related to the Internal Revenue Service (IRS) audit for the years 2002 and 2001. The most significant adjustment resulting from the IRS audit was an additional deduction related to the pension plan that had a favorable impact to us.

We, as a corporate attorney-in-fact for a reciprocal insurer, are not subject to state corporate taxes, as the Property and Casualty Group pays gross premium taxes in lieu of those taxes.

## Note 11.
## Capital stock

### Class A and B shares

Holders of Class B shares may, at their option, convert their shares into Class A shares at the rate of 2,400 Class A shares for each Class B share. In 2006, 260 Class B shares were converted to 624,000 Class A shares as part of a $106.0 million repurchase of 1.8 million shares from the Black Interest Limited Partnership. During 2005, a total of 25 Class B shares were converted to 60,000 Class A shares. There is no provision for conversion of Class A shares to Class B shares and Class B shares surrendered for conversion cannot be reissued. Each share of Class A common stock outstanding at the time of the declaration of any dividend upon shares of Class B common stock shall be entitled to a dividend payable at the same time, at the same record date, and in an amount at least equal to 2/3 of 1.0% of any dividend declared on each share of Class B common stock. We may declare and pay a dividend in respect to Class A common stock without any requirement that any dividend be declared and paid in respect to Class B common stock. Sole voting power is vested in Class B common stock except insofar as any applicable law shall permit Class A common stock to vote as a class in regards to any changes in the rights, preferences and privileges attaching to Class A common stock.

### Stock repurchase plan

A stock repurchase program was authorized, allowing us to repurchase up to $250 million of our outstanding Class A common stock from January 1, 2004, through December 31, 2006. In February 2006, the Board of Directors approved a continuation of the current stock repurchase program allowing an additional $250 million of our Class A Common stock to be repurchased through December 31, 2009. Treasury shares are recorded in the Consolidated Statements of Financial Position at cost. Shares repurchased during 2006 totaled 4.0 million at a total cost of $217.4 million. Cumulative shares repurchased under this plan through 2006 totaled 7.0 million at a total cost of $370.4 million.

## Note 12.
## Unpaid losses and loss adjustment expenses

The following table provides a reconciliation of beginning and ending loss and loss adjustment expense liability balances for our wholly-owned property/casualty insurance subsidiaries for the years ended December 31:

| *(in thousands)* | **2006** | 2005 | 2004 |
|---|---|---|---|
| Total unpaid losses and loss adjustment expenses at January 1, gross | **$ 1,019,459** | $ 943,034 | $ 845,536 |
| Less reinsurance recoverables | **827,917** | 765,563 | 687,819 |
| Net balance at January 1 | **191,542** | 177,471 | 157,717 |
| Incurred related to: | | | |
| Current accident year | **151,979** | 146,312 | 153,563 |
| Prior accident years | **( 12,349)** | ( 5,926) | ( 343) |
| Total incurred | **139,630** | 140,386 | 153,220 |
| Paid related to: | | | |
| Current accident year | **78,509** | 72,352 | 75,371 |
| Prior accident years | **52,047** | 53,962 | 58,095 |
| Total paid | **130,556** | 126,314 | 133,466 |
| Net balance at December 31 | **200,616** | 191,542 | 177,471 |
| Plus reinsurance recoverables | **872,954** | 827,917 | 765,563 |
| Total unpaid losses and loss adjustment expenses at December 31, gross | **$ 1,073,570** | $ 1,019,459 | $ 943,034 |

In 2006, the Property and Casualty Group released reserves for automobile bodily injury and uninsured/ underinsured motorist bodily injury, predominantly from 2004 and 2005 accident years as the full extent of the frequency decline realized in those periods was not anticipated in the original estimate.

The 2005 net incurred losses and loss adjustment expenses related to prior accident years were the result of positive development of personal auto and commercial multi-peril attributable to an improvement in actual claims severity compared to historical trends.



## Note 13.
## Related party transactions

### Management fee

A management fee is charged to the Exchange for services we provide under subscriber's agreements with policyholders of the Exchange. The fee is a percentage of direct written premium of the Property and Casualty Group. This percentage rate is adjusted periodically by our Board of Directors but cannot exceed 25%. The management fee rate charged the Exchange was 24.75% in 2006 and 23.75% in 2005. In 2004, the management fee rate was 23.5% in the first half of 2004 and 24% during the second half of 2004. The Board of Directors elected to set the fee at 25% beginning January 1, 2007.

There is no provision for termination of our appointment as attorney-in-fact and the appointment is not affected by a policyholder's disability or incapacity.

## Intercompany reinsurance pooling agreement

EIC, EIPC, Flagship and EINY have intercompany reinsurance agreements with the Exchange, whereby these companies cede all of their direct property/casualty insurance to the Exchange. EIC and EINY then assume 5% and 0.5%, respectively, of the total of the Exchange's insurance business (including the business assumed from EIC and EINY) under an intercompany pooling agreement. This arrangement is approved by the Board of Directors. Intercompany accounts are settled by payment within 30 days after the end of each quarterly accounting period. The purpose of the pooling agreement is to spread the risks of the members of the Property and Casualty Group collectively across the different lines of business they underwrite and geographic regions in which each operates. This agreement may be terminated by any party as of the end of any calendar year by providing not less than 90 days advance written notice.

## Aggregate excess-of-loss reinsurance agreement

Through 2005, EIC and EINY had in effect an all-lines aggregate excess-of-loss reinsurance agreement with the Exchange that limited EIC's and EINY's retained share of ultimate net losses in any applicable accident year. The contract permitted loss recoverables only when claims were paid and any unpaid loss recoverables be commuted 60 months after an annual period expired. This reinsurance treaty was excluded from the intercompany pooling agreement. The annual premium paid to the Exchange for the agreement totaled $3.3 million and $3.6 million in 2005 and 2004, respectively. The excess-of-loss reinsurance agreement was not renewed for the 2006 accident year due to the proposed pricing for the coverage as well as the loss profile of the Property and Casualty Group.

Included in 2006 are net charges under the agreement of $0.9 million related to the commutation of the 2001 accident year. This accident year was triggered under the agreement partly due to assumed reinsurance losses incurred by the Property and Casualty Group related to the World Trade Center events. Cash settlement is anticipated in the first quarter of 2007. Effective December 31, 2003 the Property and Casualty Group exited the assumed voluntary reinsurance business.



Cash payment for the 1999 accident year was made to the Exchange in 2005, and for the 2000 accident year, payment occurred in 2006. The table below summarizes activity under the excess-of-loss reinsurance agreement. There are four years remaining under the agreement, 2002 through 2005, none of which have been triggered through December 31, 2006.

| | **2006 Commutation** | 2005 Commutations | |
|---|---|---|---|
| *(in thousands)* | **Accident year 2001** | Accident year 2000 | Accident year 1999 |
| Loss recoverables recorded at date of commutation | **$ 7,713** | $ 2,038 | $ 3,419 |
| Commutation of loss recoverables at present value | **( 6,782)** | ( 1,710) | ( 3,031) |
| Net charge related to commutation | **$ 931** | $ 328 | $ 388 |

## Information technology development

In April 2006, following an extensive evaluation, we decided to cease development of ERIE*Connection*®, the Web-based policy processing and administration system under development since 2002. A Cost Sharing Agreement for Information Technology Development (Agreement) pertaining to costs incurred related to ERIE*Connection* existed between us and the Property and Casualty Group. The Agreement described how member companies of the Erie Insurance Group shared the costs incurred for the supporting infrastructure, development and maintenance of ERIE*Connection*®.

Our property/casualty insurance subsidiaries recorded a pre-tax charge of $2.0 million, or $.02 per share–diluted, in the first quarter of 2006 to write off the intangible assets that had been established for the right to use that system. The charge is included in the policy acquisition and other underwriting expenses on the Consolidated Statements of Operations.

### Expense allocations

The claims handling services of the Exchange are performed by personnel who are entirely dedicated to and paid for by the Exchange from its own policyholder revenues. The Exchange's claims function and its management and administration are exclusively the responsibility of the Exchange and not a part of the service we provide under the subscriber's agreement. Likewise, personnel who perform activities within the life insurance operations of EFL are paid for by EFL from its own policyholder revenues. However, we are the legal entity that employs personnel on behalf of the Exchange and EFL and we function as a common paymaster for all employees. Common overhead expenses included in the expenses paid by us are allocated based on appropriate utilization statistics (employee count, square footage, vehicle count, project hours, etc.) specifically measured to accomplish proportional allocations. Executive compensation is allocated based on each executive's primary responsibilities (management services, property/casualty claims operations, EFL operations and investment operations). We believe the methods used to allocate common overhead expenses among the affiliated entities are reasonable.

See also Note 8 for a discussion of intercompany expense allocations under the postretirement benefit plans.

### Payments on behalf of related entities

We make certain payments for the account of the Group's related entities. Cash transfers are settled quarterly. The amounts of these cash settlements made for the account of related entities were as follows for the years ended December 31:

| *(in thousands)* | **2006** | 2005 | 2004 |
|---|---|---|---|
| Erie Insurance Exchange | **$ 254,528** | $ 265,359 | $ 237,842 |
| Erie Family Life Insurance | **34,941** | 35,556 | 28,925 |
| Total cash settlements | **$ 289,469** | $ 300,915 | $ 266,767 |



### Office leases

We occupy certain office facilities owned by the Exchange and EFL. We lease office space on a year-to-year basis from the Exchange. Rent expenses under these leases totaled $9.2 million, $8.5 million and $9.3 million in 2006, 2005 and 2004, respectively. We have a lease commitment until 2008 with EFL for a branch office. Rentals paid to EFL under this lease totaled $0.4 million in 2006 and $0.3 million in 2005 and 2004, respectively.

### Notes receivable from EFL

We are due $25 million from EFL in the form of a surplus note that was issued in 2003. The note may be repaid only out of unassigned surplus of EFL. Both principal and interest payments are subject to prior approval by the Pennsylvania Insurance Commissioner. The note bears an annual interest rate of 6.70% and will be payable on demand on or after December 31, 2018, with interest scheduled to be paid semi-annually. EFL paid interest to us of $1.7 million in 2006, 2005 and 2004.

On December 30, 2005, EFL repaid its $15 million surplus note that was payable to us on December 31, 2005. Prior approval was received from the Pennsylvania Insurance Commissioner authorizing repayment of the surplus note. Interest paid to us by EFL was $1.0 million in 2005 and 2004 for this note.

## Note 14.

## Receivables from Erie Insurance Exchange and concentrations of credit risk

Financial instruments could potentially expose us to concentrations of credit risk, including unsecured receivables from the Exchange. A large majority of our revenue and receivables are from the Exchange and affiliates. See also Note 15.

We have a receivable due from the Exchange for reinsurance recoverable from unpaid losses and loss adjustment expenses and unearned premium balances ceded under the intercompany pooling arrangement totaling $986.5 million and $951.4 million at December 31, 2006 and 2005, respectively. Management fee and expense allocation amounts due from the Exchange were $205.5 million and $194.8 million at December 31, 2006 and 2005, respectively. The receivable from EFL for expense allocations totaled $3.0 million at December 31, 2006, compared to $3.9 million at December 31, 2005.

Premiums due from policyholders of our wholly-owned property/casualty insurance subsidiaries equaled $247.2 million and $267.6 million at December 31, 2006 and 2005 respectively. A significant amount of these receivables are ceded to the Exchange as part of the intercompany pooling agreement. See also Note 16.

## Note 15.
### Variable interest entity

We hold a variable interest in the Exchange because of the absence of decision-making capabilities by the equity owners (subscribers) of the Exchange; however, we do not qualify as the primary beneficiary under Financial Accounting Standards Interpretation 46(R), "Consolidation of Variable Interest Entities."

The Exchange is a reciprocal insurer domiciled in the Commonwealth of Pennsylvania that underwrites a broad line of personal and commercial business, including private passenger auto, homeowners and commercial multi-peril insurance. Annual direct written premiums of the Exchange totaled $3.5 billion in 2006 and $3.6 billion in 2005 and 2004, respectively. Policyholders' surplus was $4.1 billion, $3.4 billion and $2.8 billion at December 31, 2006, 2005 and 2004, respectively.

We have a significant interest in the financial condition of the Exchange:

- Our management fee revenues made up 72% of 2006 total revenues. These management fee revenues are based on the direct written premiums of the Exchange and the other members of the Property and Casualty Group.
- We participate in the underwriting results of the Exchange through the pooling arrangement in which our insurance subsidiaries have a 5.5% participation.
- A concentration of credit risk exists related to the unsecured receivables due from the Exchange for our management fee, costs and reimbursements.
- If the surplus of the Exchange were to decline significantly from its current level, the Property and Casualty Group could find it more difficult to retain its existing business and attract new business. A decline in the business of the Property and Casualty Group would have an adverse effect on the amount of the management fees we receive and the underwriting results of the Property and Casualty Group in which we have a 5.5% participation. In addition, a decline in the surplus of the Exchange from its current level would make it more likely that the management fee rate received by us would be reduced.



The financial statements of the Exchange are prepared in accordance with statutory accounting principles (SAP) prescribed by the Commonwealth of Pennsylvania. The Exchange is not required to prepare financial statements in accordance with generally accepted accounting principles (GAAP). Financial statements prepared under statutory accounting principles focus on the solvency of the insurer and generally provide a more conservative approach than under GAAP. Differences between SAP and GAAP include the valuation of investments, deferred policy acquisition cost assets, deferred tax assets, assets for estimated salvage and subrogation recoveries and unearned subscriber fees.

The condensed financial data set forth below represents the Exchange's share of underwriting results after accounting for intercompany pool transactions.

**Erie Insurance Exchange**

**Condensed statutory statements of operations**

| *(in thousands)* | Years ended December 31 2006 | 2005 | 2004 |
|---|---|---|---|
| Premiums earned | **$ 3,675,705** | $ 3,762,260 | $ 3,672,486 |
| Losses, LAE and underwriting expenses* | **3,421,997** | 3,405,799 | 3,544,156 |
| **Net underwriting gain** | **253,708** | 356,461 | 128,330 |
| Total investment income | **480,771** | 809,464 | 445,293 |
| Federal income tax expense | **229,709** | 379,563 | 180,824 |
| **Net income** | **$ 504,770** | $ 786,362 | $ 392,799 |

* Includes management fees and service fees paid or accrued to the Company

**Erie Insurance Exchange**

**Condensed statutory statements of financial position**

| *(in thousands)* | As of December 31 2006 | 2005 |
|---|---|---|
| Fixed maturities | **$ 4,376,322** | $ 4,534,116 |
| Equity securities | **2,855,044** | 2,384,839 |
| Alternative investments | **1,120,674** | 619,749 |
| Other invested assets | **142,615** | 378,915 |
| Total invested assets | **8,494,655** | 7,917,615 |
| Other assets | **1,021,489** | 1,152,648 |
| **Total assets** | **$ 9,516,144** | $ 9,070,263 |
| Loss and LAE reserves | **$ 3,562,682** | $ 3,549,128 |
| Unearned premium reserves | **1,430,683** | 1,509,636 |
| Accrued liabilities | **435,683** | 629,749 |
| Total liabilities | **5,429,048** | 5,688,513 |
| Total policyholders' surplus | **4,087,096** | 3,381,750 |
| **Total liabilities and policyholders' surplus** | **$ 9,516,144** | $ 9,070,263 |

**Erie Insurance Exchange**

**Condensed statutory statements of cash flows**

| *(in thousands)* | Years ended December 31 2006 | 2005 | 2004 |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Premiums collected net of reinsurance | **$ 3,632,146** | $ 3,754,392 | $ 3,748,540 |
| Losses and LAE paid | **( 2,024,404)** | ( 1,929,867) | ( 1,993,342) |
| Management fee and expenses paid | **( 1,326,212)** | ( 1,336,369) | ( 1,325,798) |
| Federal income taxes and other expenses recovered (paid) | **183,831** | ( 127,746) | ( 50,037) |
| **Net cash provided by operating activities** | **465,361** | 360,410 | 379,363 |
| **Net cash used in investing activities** | **( 430,126)** | ( 431,872) | ( 764,866) |
| **Net cash (used in) provided by financing activities** | **( 248,611)** | 244,689 | ( 101,535) |
| Net (decrease) increase in cash and cash equivalents | **( 213,376)** | 173,227 | ( 487,038) |
| Cash and cash equivalents at beginning of year | **299,160** | 125,933 | 612,971 |
| **Cash and cash equivalents—end of year** | **$ 85,784** | $ 299,160 | $ 125,933 |

During the second quarter of 2006, the Exchange completed its tender offer and following short-form merger for all of the publicly held outstanding common stock of EFL excluding the shares owned by us. The Exchange acquired all publicly held EFL common stock at $32.00 per share, increasing its ownership percentage from 53.5% to 78.4% of the outstanding common stock of EFL. The aggregate consideration paid by the Exchange for the outstanding EFL shares was $75.2 million and is included as part of the net cash used in investing activities above. Our 21.6% stake in EFL was unaffected by this transaction.

## Note 16.
### Reinsurance

Reinsurance contracts do not relieve the Property and Casualty Group from its primary obligations to policyholders. A contingent liability exists with respect to reinsurance recoverables in the event reinsurers are unable to meet their obligations under the reinsurance agreements.

The Property and Casualty Group maintains an umbrella excess-of-loss reinsurance treaty with nonaffiliated reinsurers covering commercial and personal catastrophe liability risks. In 2006, this treaty provided coverage of 90% of a specified loss amount in excess of the loss retention of $1 million per occurrence. The specified maximum loss amount for the commercial and personal catastrophe liability was $9 million and $4 million, respectively. This treaty was renewed, effective January 1, 2007. The specified maximum loss amounts remained the same for commercial and personal catastrophe liabilities.

The Property and Casualty Group maintains a property catastrophe treaty with nonaffiliated reinsurers to mitigate future potential catastrophe loss exposure. During 2006, this reinsurance treaty provided coverage of up to 95% of a loss of $400 million in excess of the Property and Casualty Group's loss retention of $300 million per occurrence. This agreement was renewed for 2007 to provide coverage of up to 95% of a loss of $400 million in excess of the Property and Casualty Group's loss retention of $400 million per occurrence. There have been no losses subject to these treaties.



The following tables summarize insurance and reinsurance activities of our property/casualty insurance subsidiaries. See also Note 13 for a discussion of the intercompany reinsurance pooling agreement with the Exchange.

| | Years ended December 31 | | |
|---|---|---|---|
| *(in thousands)* | **2006** | 2005 | 2004 |
| **Premiums earned** | | | |
| Direct | **$ 661,215** | $ 704,366 | $ 699,533 |
| Assumed from nonaffiliates and intercompany pool | **227,110** | 226,245 | 225,905 |
| Ceded to Erie Insurance Exchange | **( 674,660)** | ( 714,787) | ( 717,236) |
| Assumed from Erie Insurance Exchange | **$ 213,665** | $ 215,824 | $ 208,202 |
| **Losses and loss adjustment expenses incurred** | | | |
| Direct | **$ 495,739** | $ 499,262 | $ 510,260 |
| Assumed from nonaffiliates and intercompany pool | **147,203** | 152,535 | 169,870 |
| Ceded to Erie Insurance Exchange | **( 503,312)** | ( 511,411) | ( 526,910) |
| Assumed from Erie Insurance Exchange | **$ 139,630** | $ 140,386 | $ 153,220 |

## Note 17.
### Statutory information

Accounting principles used to prepare statutory financial statements differ from those used to prepare financial statements under U.S. GAAP. The statutory financial statements of EIPC and EIC are prepared in accordance with accounting practices prescribed and permitted by the Pennsylvania Insurance Department. EINY prepares its statutory financial statements in accordance with accounting practices prescribed and permitted by the New York Insurance Department. Prescribed SAP include state laws, regulations and general administration rules, as well as a variety of publications from the NAIC.

Combined shareholders' equity, including amounts reported by our property/casualty insurance subsidiaries on the statutory basis, was $1.2 billion and $1.3 billion at December 31, 2006 and 2005, respectively. Combined net income, including amounts reported by our property/casualty insurance subsidiaries on a statutory basis, was $205.8 million, $233.4 million and $228.6 million for 2006, 2005 and 2004, respectively.

The minimum statutory capital and surplus requirements under Pennsylvania and New York law for our stock property/casualty subsidiaries amounts to $10.0 million. Our subsidiaries' total statutory capital and surplus significantly exceed these minimum requirements, totaling $211.6 million at December 31, 2006. Our subsidiaries' risk-based capital levels significantly exceed the minimum requirements.

Cash and securities with carrying values of $5.7 million and $3.6 million were deposited by our property/casualty insurance subsidiaries with regulatory authorities under statutory requirements as of December 31, 2006 and 2005, respectively.

The amount of dividends our Pennsylvania-domiciled property/casualty subsidiaries, EIC and EIPC, can pay without the prior approval of the Pennsylvania Insurance Commissioner is limited by Pennsylvania regulation to not more than the greater of: (a) 10% of its statutory surplus as reported on its last annual statement, or (b) the net income as reported on its last annual statement. The amount of dividends that the Erie Insurance Company's New York-domiciled property/casualty subsidiary, EINY, can pay without the prior approval of the New York Superintendent of Insurance is limited to the lesser of: (a) 10% of its statutory surplus as reported on its last annual statement, or (b) 100% of its adjusted net investment income during such period. In 2007, the maximum dividend we could receive from our property/casualty insurance subsidiaries would be $24.2 million. No dividends were paid to us by our property/casualty insurance subsidiaries in 2006, 2005 or 2004.

The amount of dividends EFL, a Pennsylvania-domiciled life insurer, can pay to its shareholders without the prior approval of the Pennsylvania Insurance Commissioner is limited by statute to the greater of: (a) 10% of its statutory surplus as regards policyholders as shown on its last annual statement on file with the commissioner, or (b) the net income as reported for the period covered by such annual statement, but shall not include pro-rata distribution of any class of the insurer's own securities. Accordingly, our share of the maximum dividend payout which may be made in 2007 without prior Pennsylvania Insurance Commissioner approval is $5.1 million. Dividends paid to us were $.9 million in 2006.

## Note 18.
### Supplementary data on cash flows

A reconciliation of net income to net cash provided by operating activities as presented in the Consolidated Statements of Cash Flows is as follows:

| *(in thousands)* | Years ended December 31 2006 | 2005 | 2004 |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Net income | **$ 204,025** | $ 231,104 | $ 226,413 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | **36,051** | 36,855 | 37,317 |
| Deferred income tax expense (benefit) | **9,033** | ( 922) | 866 |
| Realized gain on investments | **( 1,335)** | ( 15,620) | ( 18,476) |
| Equity in earnings of limited partnerships | **( 41,766)** | ( 38,062) | ( 8,655) |
| Net amortization of bond premium | **2,645** | 2,742 | 1,664 |
| Undistributed earnings of Erie Family Life Insurance | **( 4,154)** | ( 1,837) | ( 3,800) |
| Deferred compensation | **5,252** | 4,631 | 2,987 |
| Limited partnership distributions | **62,240** | 62,684 | 31,248 |
| Increase in receivables and reinsurance recoverable from the Exchange | **( 16,135)** | ( 39,062) | ( 129,726) |
| Increase in prepaid expenses and other assets | **( 31,420)** | ( 37,201) | ( 38,984) |
| Increase in accounts payable and accrued expenses | **22,020** | 29,683 | 30,203 |
| Increase in loss reserves | **54,112** | 76,425 | 97,498 |
| (Decrease) increase in unearned premiums | **( 30,127)** | ( 18,144) | 22,946 |
| Net cash provided by operating activities | **$ 270,441** | $ 293,276 | $ 251,501 |

## Note 19.
## Commitments

We have contractual commitments to invest up to $226.7 million related to our limited partnership investments at December 31, 2006. These commitments will be funded as required by the partnerships' agreements which principally expire in 2012. At December 31, 2006, the total remaining commitment to fund limited partnerships that invest in private equity securities is $92.0 million, real estate activities is $89.9 million and mezzanine debt securities is $44.8 million. We expect to have sufficient cash flows from operations and positive inflows (distributions) from existing limited partnership investments to meet these commitments.

We are involved in litigation arising in the ordinary course of business. In our opinion, the effects, if any, of such litigation are not expected to be material to our consolidated financial condition, cash flows or operations.

## Note 20.
## Segment information

We operate our business as three reportable segments—management operations, insurance underwriting operations and investment operations. Accounting policies for segments are the same as those described in the summary of significant accounting policies, with the exception of the management fee revenues received from the property/casualty insurance subsidiaries. These revenues are not eliminated in the segment detail below, as we base our decisions on the segment presentation. See also Note 3. Assets are not allocated to the segments but rather are reviewed in total for purposes of decision-making. No single customer or agent provides 10% or more of revenues for the Property and Casualty Group.

Our principal operations consist of serving as attorney-in-fact for the Exchange, which constitutes our management operations. We operate in this capacity solely for the Exchange. Our insurance underwriting operations arise through direct business of our property/casualty insurance subsidiaries and by virtue of the pooling agreement between our subsidiaries and the Exchange, which includes assumed reinsurance from nonaffiliated domestic and foreign sources. The Exchange exited the assumed reinsurance business effective December 31, 2003, and therefore unaffiliated reinsurance includes only run-off activity of the assumed reinsurance business. Insurance provided in the insurance underwriting operations consists of personal and commercial lines and is sold by independent agents. Personal lines consist primarily of private passenger auto and are marketed to individuals, and commercial lines are marketed to small- and medium-sized businesses. The performance of the personal lines and commercial lines is evaluated by our management based upon the underwriting results as determined under SAP for the total pooled business of the Property and Casualty Group.

We evaluate profitability of our management operations segment principally on the gross margin from management operations, while profitability of the insurance underwriting operations segment is evaluated principally based on the combined ratio. Investment operations performance is evaluated based on appreciation of assets, rate of return and overall return.

Summarized financial information for these operations is presented below.

| (in thousands) | Years ended December 31 2006 | 2005 | 2004 |
|---|---|---|---|
| **Management operations** | | | |
| *Operating revenue* | | | |
| Management fee revenue | **$ 942,845** | $ 940,274 | $ 945,066 |
| Service agreement revenue | **29,246** | 20,568 | 21,855 |
| Total operating revenue | **972,091** | 960,842 | 966,921 |
| Cost of management operations | **785,683** | 751,573 | 724,329 |
| Income before income taxes | **$ 186,408** | $ 209,269 | $ 242,592 |
| Net income from management operations | **$ 124,612** | $ 140,388 | $ 164,436 |
| **Insurance underwriting operations** | | | |
| *Operating revenue* | | | |
| Premiums earned: | | | |
| Personal lines | **$ 148,480** | $ 153,859 | $ 148,935 |
| Commercial lines | **64,858** | 65,605 | 62,647 |
| Reinsurance—nonaffiliates | **327** | ( 378) | 250 |
| Reinsurance—affiliates* | **0** | ( 3,262) | ( 3,630) |
| Total premiums earned | **213,665** | 215,824 | 208,202 |
| *Operating expenses* | | | |
| Losses and expenses: | | | |
| Personal lines | **141,965** | 144,953 | 143,458 |
| Commercial lines | **58,258** | 56,732 | 59,726 |
| Reinsurance—nonaffiliates | **( 955)** | ( 3,037) | 1,642 |
| Reinsurance—affiliates | **1,027** | 2,226 | 7,740 |
| Total losses and expenses | **200,295** | 200,874 | 212,566 |
| Income (loss) before income taxes | **$ 13,370** | $ 14,950 | $ ( 4,364) |
| Net income (loss) from insurance underwriting operations | **$ 8,938** | $ 10,029 | $ ( 2,958) |
| **Investment operations** | | | |
| Investment income, net of expenses | **$ 55,920** | $ 61,555 | $ 60,988 |
| Net realized gains on investments | **1,335** | 15,620 | 18,476 |
| Equity in earnings of limited partnerships | **41,766** | 38,062 | 8,655 |
| Income before income taxes and before equity in earnings of EFL | **$ 99,021** | $ 115,237 | $ 88,119 |
| Net income from investment operations | **$ 66,194** | $ 77,306 | $ 59,729 |
| Equity in earnings of EFL, net of tax | **$ 4,281** | $ 3,381 | $ 5,206 |

* The excess-of-loss reinsurance agreement was not renewed for the 2006 accident year. As a result, there were no premiums paid by Erie Insurance Company or Erie Insurance Company of New York to the Exchange. See also Note 13.

**Reconciliation of reportable segment revenues and operating expenses to the Consolidated Statements of Operations**

| *(in thousands)* | Years ended December 31 2006 | 2005 | 2004 |
|---|---|---|---|
| Segment revenues | **$ 1,185,756** | $ 1,176,666 | $ 1,175,123 |
| Elimination of intersegment management fee revenues | **( 51,774)** | ( 51,716) | ( 51,979) |
| Total operating revenue | **$ 1,133,982** | $ 1,124,950 | $ 1,123,144 |
| Segment operating expenses | **$ 985,978** | $ 952,447 | $ 936,895 |
| Elimination of intersegment management fee expenses | **( 51,774)** | ( 51,716) | ( 51,979) |
| Total operating expenses | **$ 934,204** | $ 900,731 | $ 884,916 |

The intersegment revenues and expenses that are eliminated in the Consolidated Statements of Operations relate to our property/casualty insurance subsidiaries 5.5% share of the management fees paid to us.

## Note 21.

### Quarterly results of operations (unaudited)

| *(in thousands, except per share data)* | First quarter | Second quarter | Third quarter | Fourth quarter | Year ended |
|---|---|---|---|---|---|
| **2006** | | | | | |
| Operating revenue | **$ 281,720** | **$ 297,564** | **$ 291,815** | **$ 262,883** | **$ 1,133,982** |
| Operating expenses | **(227,708)** | **(240,653)** | **(234,434)** | **(231,409)** | **( 934,204)** |
| Investment income—unaffiliated | **19,926** | **28,029** | **22,191** | **28,875** | **99,021** |
| Income before income taxes and equity in earnings of EFL | **$ 73,938** | **$ 84,940** | **$ 79,572** | **$ 60,349** | **$ 298,799** |
| Net income | **$ 49,466** | **$ 56,255** | **$ 52,785** | **$ 45,519** | **$ 204,025** |
| Net income per share:* | | | | | |
| Class A—basic | **$ .81** | **$ .95** | **$ .91** | **$ .78** | **$ 3.45** |
| Class B—basic and diluted | **121.08** | **144.90** | **139.39** | **119.65** | **524.87** |
| Class A—diluted | **.73** | **.86** | **.82** | **.71** | **3.13** |
| Comprehensive income | **42,873** | **45,041** | **71,839** | **49,076** | **208,829** |
| 2005 | | | | | |
| Operating revenue | $ 276,171 | $ 299,915 | $ 287,551 | $ 261,313 | $ 1,124,950 |
| Operating expenses | (212,461) | (233,373) | (233,688) | (221,209) | (900,731) |
| Investment income—unaffiliated | 22,076 | 45,775 | 24,552 | 22,834 | 115,237 |
| Income before income taxes and equity in earnings of EFL | $ 85,786 | $ 112,317 | $ 78,415 | $ 62,938 | $ 339,456 |
| Net income | $ 57,771 | $ 76,168 | $ 53,005 | $ 44,160 | $ 231,104 |
| Net income per share:* | | | | | |
| Class A—basic | $ .91 | $ 1.21 | $ .84 | $ .71 | $ 3.69 |
| Class B—basic and diluted | 138.84 | 183.89 | 128.01 | 107.45 | 558.34 |
| Class A—diluted | .83 | 1.10 | .76 | .64 | 3.34 |
| Comprehensive income | 37,455 | 73,969 | 42,250 | 40,500 | 194,174 |

* The cumulative sum of quarterly basic and diluted net income per share amounts may not equal total basic and diluted net income per share for the year due to differences in weighted average shares and equivalent shares outstanding for each of the periods presented.

### 2006

Fourth quarter income tax provision was impacted by (1) favorable IRS audit adjustments for tax years 2001 and 2002 and (2) a downward adjustment to the effective tax rate booked through the first three quarters of 2006 to better reflect the actual annual rate of 32.8%.

### 2005

Includes a $14.2 million second quarter correction to record unrealized gains and losses on limited partnerships to equity in earnings or losses of limited partnerships in the Consolidated Statements of Operations. This correction increased net income per share-diluted by $.13, of which $.09 per share-diluted related to 2004 and prior years.

# Market Price of, and Dividends on, Common Stock and Related Shareholder Matters

## Common stock prices

Our Class A, non-voting common stock trades on The NASDAQ Stock Market[SM] LLC under the symbol "ERIE." The following table sets forth the range of closing high and low trading prices by quarter as reported by The NASDAQ Stock Market LLC:

## Class A trading price

| Year Ended December 31, 2006 | High | Low |
|---|---|---|
| **First quarter** | **$ 53.71** | **$ 51.38** |
| **Second quarter** | **52.79** | **50.13** |
| **Third quarter** | **52.90** | **48.58** |
| **Fourth quarter** | **58.19** | **49.69** |
| Year Ended December 31, 2005 | | |
| First quarter | $ 51.33 | $ 54.39 |
| Second quarter | 50.15 | 54.83 |
| Third quarter | 52.14 | 54.66 |
| Fourth quarter | 51.79 | 53.34 |

No established trading market exists for the Class B voting common stock.

Our 401(k) plan for employees permits participants to invest a portion of our contributions to the plan in shares of Erie Indemnity Class A common stock. The plan's trustee is authorized to buy Erie Indemnity Company Class A common stock on behalf of 401(k) plan participants. Plan participants held 129,997 and 126,451 Company Class A shares at December 31, 2006 and 2005, respectively.

A stock repurchase plan was authorized allowing us to repurchase up to $250 million of our outstanding Class A common stock from January 1, 2004, through December 31, 2006. On February 21, 2006, our Board of Directors reauthorized a $250 million stock repurchase program. The reauthorized stock repurchase program is effective once the available funds from the current repurchase program are expended, and continues through December 31, 2009. We may purchase the shares, from time to time, in the open market or through privately negotiated transactions, depending on prevailing market conditions and alternative uses of our capital. Shares repurchased during 2006 totaled 4,010,353 at a total cost of $217.4 million. Cumulative shares repurchased under this plan since inception was 7,045,577 at a total cost of $370.4 million.



(Continued on next page)

## Common stock dividends

We historically have declared and paid cash dividends on a quarterly basis at the discretion of the Board of Directors. The payment and amount of future dividends on the common stock will be determined by the Board of Directors and will depend on, among other things, our earnings, financial condition and cash requirements at the time such payment is considered, and on our ability to receive dividends from our subsidiaries, the amount of which is subject to regulatory limitations. Dividends declared for each class of stock during 2006 and 2005 are as follows:

**Dividends declared:**

| Year Ended December 31, 2006 | Class A share | Class B share |
|---|---|---|
| **First quarter** | **$ .360** | **$ 54.00** |
| **Second quarter** | **.360** | **54.00** |
| **Third quarter** | **.360** | **54.00** |
| **Fourth quarter** | **.400** | **60.00** |
| **Total** | **$ 1.480** | **$ 222.00** |
| Year Ended December 31, 2005 | | |
| First quarter | $ .325 | $ 48.75 |
| Second quarter | .325 | 48.75 |
| Third quarter | .325 | 48.75 |
| Fourth quarter | .360 | 54.00 |
| Total | $ 1.335 | $ 200.25 |

American Stock Transfer & Trust Company serves as our transfer agent and registrar.



## Stock performance

The following graph depicts the cumulative total shareholder return for the periods indicated for our Class A Common Stock compared to the Standard & Poor's 500 Stock Index and the Standard & Poor's 500 Property and Casualty Insurance Index:


Dollars
200
150
100
50
0
2001
2002
2003
2004
2005
2006
Erie Indemnity Company Class A
Standard & Poor's 500 Stock Index
Standard & Poor's 500 Property and Casualty Insurance Index

| | 2001 | 2002 | 2003 | 2004 | 2005 | **2006** |
|---|---|---|---|---|---|---|
| Erie Indemnity Company Class A common stock | $ 100* | $ 96 | $ 115 | $ 144 | $ 150 | **$ 168** |
| Standard & Poor's 500 Stock Index | 100* | 78 | 100 | 111 | 117 | **135** |
| Standard & Poor's 500 Property and Casualty Insurance Index | 100* | 89 | 112 | 124 | 143 | **161** |

* Assumes $100 invested at the close of trading on the last trading day preceding the first day of the fifth preceding fiscal year in our Class A common stock, Standard & Poor's 500 Stock Index and Standard & Poor's 500 Property and Casualty Insurance Index. Cumulative total shareholder return assumes the reinvestment of dividends.

# Corporate Directory *(as of February 2007)*

## Executive and Senior Officers

**Jeffrey A. Ludrof, CPCU, AIC, CIC, LUTCF**
President and Chief Executive Officer

**Jan R. Van Gorder, Esq.**
Acting Secretary and General Counsel

**Philip A. Garcia, CPA, FLMI, ACS**
Executive Vice President and Chief Financial Officer

**Michael J. Krahe, Ph.D.**
Executive Vice President, Human Development and Leadership

**Kevin A. Marti, FSA, CLU, ChFC**
Executive Vice President, Erie Family Life Insurance

**Thomas B. Morgan, CIC, AIS**
Executive Vice President, Insurance Operations

**James M. Arciere, CCLA**
Senior Vice President, Claims

**Eugene C. Connell, CPCU, FCAS, FCIA, MAAA, AIM, CFA**
Senior Vice President, Actuarial

**Chip Dufala, CPCU, AIC, AIS, API, CIC, CPIA, LUTCF**
Senior Vice President, Customer Service

**Lorianne Feltz-Upperman, CPCU, CIC, CPIW**
Senior Vice President, Agency

**Cheryl A. Ferrie, CPM, APP**
Senior Vice President, Corporate Services

**John F. Kearns**
Senior Vice President, Commercial Lines and Reinsurance

**Timothy G. NeCastro, CPA**
Senior Vice President and Controller

**Patricia A. Rech, SPHR**
Senior Vice President, Human Resources

**Eric D. Root, CIC, AIS, CPIA**
Senior Vice President, Personal Lines

**Jeffrey Stempora**
Senior Vice President and Chief Information Officer, Information Technology

**Michael S. Zavasky, CPCU, CIC, ARe**
Senior Vice President, Strategy Management Office

**Douglas F. Ziegler**
Senior Vice President, Treasurer and Chief Investment Officer

**Jeffrey W. Brinling, CIC, LUTCF, AIS**
Senior Regional Vice President, Atlantic Region

**Louis F. Colaizzo, CIC**
Regional Vice President, Heartland Region

**Terry L. Hamman, CIC**
Regional Vice President, Mid-States Region

**Christopher J. Zimmer, CIC, LUTCF**
Regional Vice President, Southeastern Region

## Board of Directors

**Kaj Ahlmann**[1, 3, 4, 7, 8C]
Advisory Board Member, Sapiens International; Former Chairman, Danish Re Group; Former Chairman and Chief Executive Officer (CEO), Inreon; Former Chairman of the Board, Hampton Re; Former Vice Chairman, E.W. Blanch Holdings, Inc.; Former CEO, Employers Reinsurance Company
First elected 2003

**John T. Baily**[1, 2C, 6, 8]
Former President, Swiss Re Capital Partners; Former Partner, PricewaterhouseCoopers LLP; Director, Endurance Specialty Holdings, Ltd.; Director, NYMAGIC, Inc.; Director, RLI Corp.
First elected 2003

**J. Ralph Borneman Jr., CIC, CPIA**[5, 7, 8]
President and Chief Executive Officer, Body-Borneman Associates, Inc.; President, Body-Borneman, Ltd. and Body-Borneman, Inc.
First elected 1992

**Patricia A. Garrison-Corbin**[1, 4C, 6]
President and Chairman, P.G. Corbin & Company, Inc.; President and Chief Executive Officer, P.G. Corbin Asset Management, Inc.; Chairman, Delancey Capital Group, LP;
First elected 2000

**John R. Graham**[1, 3, 4, 6C]
Executive-in-Residence and Professor of Finance, College of Business Administration, Kansas State University; Chairman of the Board of Directors, President and Chief Executive Officer (CEO), Graham Capital Management, Inc.; Owner, Graham Ventures; Former Chief Executive Officer, Kansas Farm Bureau (KFB) Services, Inc., KFB Life Insurance Company, Farm Bureau Mutual Insurance Company, KFB Insurance Company and FB Services Insurance Agency, Inc.; Chairman of the Board and CEO, FB Capital Management of Kansas
First elected 2003

**Jonathan Hirt Hagen**[3, 4, 8]
Vice Chairman, Custom Group Industries
First elected 2005

**Susan Hirt Hagen**[1, 5C]
Co-Trustee of H.O. Hirt Trust
First elected 1980

**C. Scott Hartz**[1, 2, 6, 7C]
Senior Managing Director, SCIUS Capital Group LLC; Chief Executive Officer (CEO), Hartz Group; Former CEO, PwC Consulting; Director, The Wharton School Graduate Executive Board and the World Affairs Counsel
First elected 2003

**F. William Hirt, CPCU**[1C, 5]
Co-Trustee of H.O. Hirt Trust; Chairman of the Executive Committee; Chairman of the Company, Erie Family Life Insurance Company and the Erie Insurance Company; Retired President and Chief Executive Officer of the Company
First elected 1965

**Claude C. Lilly III, Ph.D., CPCU, CLU**[2, 6, 8]
Dean, Belk College of Business Administration, University of North Carolina at Charlotte
First elected 2000

**Jeffrey A. Ludrof, CPCU, AIC, CIC, LUTCF**[1, 5, 7, 8]
President and Chief Executive Officer of the Company, Erie Family Life Insurance Company and Erie Insurance Company
First elected 2002

**Lucian L. Morrison**[2, 3]
Independent trustee and consultant in trust, estate, probate and qualified plan matters
First elected 2006

**Thomas W. Palmer**[4, 8]
A managing partner of the law firm of Marshall & Melhorn, LLC
First elected 2006

**Robert C. Wilburn**[1, 2, 3C]
President and Chief Executive Officer, The Gettysburg National Battlefield Museum Foundation; Distinguished Service Professor, Carnegie Mellon University
First elected 1999

[1]Member of the Executive Committee
[2]Member of the Audit Committee
[3]Member of the Executive Compensation and Development Committee
[4]Member of the Nominating Committee
[5]Member of the Charitable Giving Committee
[6]Member of the Investment Committee
[7]Member of the Technology Committee
[8]Member of the Strategy Committee
[C]Designates Committee Chairperson

# Corporate Information for Erie Indemnity Company

## Corporate Headquarters/Home Office

100 Erie Insurance Place
Erie, PA 16530
814.870.2000

## Field Offices

**Southeastern region**

Charlotte, N.C.
Hagerstown, Md.
Knoxville, Tenn.
Raleigh, N.C.
Richmond, Va.
Roanoke, Va.
Silver Spring, Md.
Waynesboro, Va.

**Mid-States region**

Canton, Ohio
Columbus, Ohio
Fort Wayne, Ind.
Indianapolis, Ind.
Parkersburg, W.Va.

**Atlantic region**

Allentown/Bethlehem, Pa.
Erie, Pa.
Harrisburg, Pa.
Johnstown, Pa.
Murrysville, Pa.
Philadelphia, Pa.
Rochester, N.Y.
Warrendale, Pa.

**Heartland region**

Peoria, Ill.
Waukesha, Wis.


WIS.
N.Y.
ILL.
IND.
OHIO
PA.
W.V.
MD.
VA.
D.C.
TENN.
N.C.

☐ Active States

★ Home Office, Erie Branch Office

● Field Offices



## Form 10-K Requests

The Erie Indemnity Company Annual Report on Form 10-K is filed with the Securities and Exchange Commission. Shareholders may obtain a copy of the Form 10-K report without charge by writing to: Chief Financial Officer, Erie Indemnity Company, 100 Erie Insurance Place, Erie, PA 16530 or by visiting the Company's Web site at *www.erieinsurance.com*.

## Stock Listing

The Erie Indemnity Company's Class A common stock is traded on The NASDAQ Stock Market[SM] under the symbol "ERIE."

## Stock Transfer Information

American Stock Transfer and Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
800.937.5449

## Annual Meeting of Shareholders

The Annual Meeting of Shareholders will be held April 17, 2007, at 9:30 a.m., local time, at our Home Office in Erie, Pa.

## Independent Registered Public Accounting Firm

Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, OH 44115

## Web Address

Financial statement filings, shareholder information, press releases, Code of Conduct and general news about the Company also may be accessed at *www.erieinsurance.com*.

Erie Indemnity®

Member • Erie Insurance Group
An Equal Opportunity Employer

Home Office • 100 Erie Insurance Place • Erie, PA 16530
814.870.2000 • www.erieinsurance.com



END